Exhibit 99.1

Trinity Biotech plc

Annual Report 2024

This report has been prepared in accordance with the Companies Act 2014

Corporate Information

DIRECTORS

Mr Ronan O’Caoimh
Dr Jim Walsh
Mr John Gillard
Mr Tom Lindsay	UK
Dr Andrew Omidvar	US
Mr John Paul Tivnan	(appointed August 6, 2025)

COMPANY SECRETARY
Mr John Gillard

REGISTERED OFFICE
IDA Business Park,
Bray,
County Wicklow,
Ireland.

LEGAL ADVISORS
Matheson LLP,
70 Sir John Rogerson’s Quay
Dublin 2,
Ireland.

Carter, Ledyard & Milburn LLP,
2 Wall Street,
New York,
United States of America.

AUDITOR
Grant Thornton
Chartered Accountants and Registered Auditors,
City Quay,
Dublin 2,
Ireland.

DEPOSITARY FOR AMERICAN SHARES
Bank of New York,
101 Barclay Street,
New York,
United States of America.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” of this Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control and are made in light of information currently available to us.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	the development of our products;

•	the potential attributes and benefit of our products and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	statements of our plans and objectives;

•	our ability to acquire or in-licence new product candidates;

•	potential strategic relationships;

•	the duration of our patent portfolio,

•	the capabilities of our business operations;

•	expected future economic performance;

•	competition in our market; and

•	assumptions underlying statements regarding us or our business.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of important factors, including, without limitation, the important risk factors set forth in the section entitled “Risk Factors” of this Annual Report.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Board of Directors and Executive Officers

John Gillard, Director, President and Chief Executive Officer, joined Trinity Biotech in November 2020 as Chief Financial Officer, Secretary to the board of directors and was appointed to the board of directors as Executive Director. Mr. Gillard assumed the role of CEO and President of Trinity Biotech in December 2023. Mr. Gillard is both a Chartered Accountant and Chartered Tax Advisor, having trained at PWC. Prior to joining Trinity Biotech, Mr. Gillard held a number of senior financial roles including from 2012 to 2016 at Alphabet Inc./Google, and from Nov 2016 to May 2020 at ION Investment Group. From June 2020 until November 2020, Mr. Gillard also acted as a business consultant. Mr. Gillard holds a Bachelor of Commerce degree from the National University of Ireland Galway and a Masters degree in Accounting from University College Dublin.

Ronan O’Caoimh, Director, Founder & Executive Advisor, co-founded Trinity Biotech in June 1992 and acted as Chief Financial Officer until March 1994 when he became Chief Executive Officer. He was also elected Chairman in May 1995. On May 3, 2022, Mr. O’Caoimh stepped down as Chairman and was replaced as Chairman by Seon Kyu Jeon. On October 3, 2022, Mr O’Caoimh stepped down as Chief Executive Officer. Prior to joining Trinity Biotech, Mr O’Caoimh was Managing Director of Noctech Limited, an Irish diagnostics company. Mr O’Caoimh was Finance Director of Noctech Limited from 1988 until January 1991 when he became Managing Director. Mr O’Caoimh holds a Bachelor of Commerce degree from University College Dublin. On March 30, 2011, the service agreement with Ronan O’Caoimh as Chief Executive Officer was terminated and replaced by a management agreement with Darnick Company. This arrangement ceased with effect from December 31, 2018, with Ronan O’Caoimh returning as an employee of the Company.

Jim Walsh, PhD, Executive Director of Business Development, initially joined Trinity Biotech in October 1995 as Chief Operations Officer. Dr Walsh resigned from the role of Chief Operations Officer in 2007 to become a Director of the Company. In October 2010, Dr Walsh rejoined the Company as Chief Scientific Officer. Dr Walsh transferred from this position in 2015 and now provides strategic advice and technical diligence support, on a part time basis, with regards to the Company’s business development activities. Prior to joining Trinity Biotech, Dr Walsh was Managing Director of Cambridge Diagnostics Ireland Limited (“CDIL”). He was employed with CDIL since 1987. Before joining CDIL he worked with Fleming GmbH as Research & Development Manager. Dr. Walsh is a director of a number of private Irish companies in the biotechnology and diagnostics sector, including EPONA Biotech since 2016, AllWorth Diagnostics since 2019 and AbacusLabs since 2020. Dr Walsh holds a PhD degree in Chemistry from University College Galway.

Tom Lindsay, Director, joined the board of directors as a non-executive director in October 2022. Mr. Lindsay has more than 35 years of sales and marketing leadership experience in the global medical diagnostics industry and was President of Alere Inc’s (now Abbotts’s) business in Africa for many years. Most recently, Mr Lindsay has provided consultancy services to several international in vitro diagnostics businesses. He currently serves as a non-executive director for Genedrive plc, a rapid, low-cost molecular diagnostics platform for the identification and treatment of a selection of infectious diseases.

Andrew Omidvar, Director joined the board of directors of Trinity Biotech in December 2023. With over twenty-five years of experience leading cross-functional teams to deliver cutting edge technology solutions in a variety of industries. He brings experience in development and product support for data and AI based systems in the medical device industry. Most recently Dr. Omidvar served as Vice President of Government R&D and Enterprise for Philips.

John Paul Tivnan, Director joined the board of directors of Trinity Biotech in August 2025. Mr Tivnan has over 25 years of senior leadership experience in finance, capital markets, and corporate governance across the infrastructure, energy, shipping, and cleantech sectors. He currently serves as Chief Financial Officer of Deriva Energy LLC, one of the largest independent renewable power producers in the United States and a Brookfield portfolio company.  His previous roles include CFO of Brookfield Renewable Ireland and CFO of Ardmore Shipping Corporation, where he led the company’s successful IPO on the New York Stock Exchange in 2013. Mr Tivnan has also served as a Director of Element 1 Corp, a developer of advanced hydrogen technologies.

Business Overview

Trinity Biotech develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. Trinity Biotech also operates a licenced reference laboratory that specializes in diagnostics for autoimmune diseases. In January 2024, Trinity Biotech entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

We market our portfolio of several hundred products to customers in approximately 100 countries around the world through our own sales force and a network of international distributors and strategic partners.

Trinity Biotech was incorporated in Ireland in 1992 as a private limited company and re-registered as a public limited company (“plc”) in July of that year. In October 1992, the Company completed an initial public offering of its securities in the US. The principal offices of the Group are located at IDA Business Park, Bray, County Wicklow, Ireland. The Group has expanded its product base through internal development and acquisitions.

Industry Overview

The diagnostic industry is very competitive. There are many companies, both public and private, engaged in the sale of medical diagnostic products and diagnostics-related research and development, including several well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. This is a technology driven market with an emphasis on automation and emerging biomarkers. Trinity actively works on increasing automation for the clinical laboratory. Trinity seeks to bring novel biomarkers to market by licensing agreements with universities and innovative companies.

The Group’s competition includes several large companies such as, but not limited to: Abbott Diagnostics, Arkray, Becton Dickenson, Bio-Rad, Copan, DexCom Inc., Diasorin Inc., Johnson & Johnson, Roche Diagnostics, Sebia, Siemens (from the combined acquisitions of Bayer, Dade-Behring and DPC), Thermo Fisher, Tosoh and Werfen.

Products and services

Our product and services portfolio is divided between Clinical Laboratory tests, point-of-care tests and Laboratory services. In 2024, our clinical laboratory division had revenue of US$39.4 million, the point-of-care division had revenue of US$17.4 million and the revenue from laboratory services was US$4.7 million.

Point-of-care

Point-of-care refers to diagnostic tests which are carried out in the presence of the patient.

Uni-Gold™ HIV

We believe that Trinity Biotech makes a very significant contribution to the global effort to meet the challenge of human immuno-deficiency virus, or HIV, with its principal product, Uni-Gold™ HIV. In Africa, Uni-Gold™ HIV has been used for many years in voluntary counselling and testing centers in the sub-Saharan region where it is a cornerstone to early detection and treatment intervention.

Trinscreen

In Africa, HIV testing typically involves using a point-of-care rapid test for screening followed by a different rapid test as the confirmatory test. Our Uni-Gold™ HIV product is a leading confirmatory HIV test in the African market.

Point-of-care is key to the growth of Trinity Biotech. Central to this growth is our HIV screening test, TrinScreen, which received World Health Organisation approval in February 2022. Trinity Biotech has not previously competed in the larger screening market, which is estimated to be valued at approximately US$150 million p.a. During December 2023, Trinity Biotech began commercial shipments of Trinscreen and this ramped up significantly in 2024.

Business Overview (Continued)

Clinical Laboratory

Trinity Biotech supplies the clinical laboratory segment of the in-vitro diagnostic market with a range of diagnostic tests and instrumentation which detect:

•	Infectious diseases;

•	Glycated haemoglobin (for diabetes monitoring and diagnosis) and haemoglobin variants for the detection of haemoglobinopathies (haemoglobin abnormalities); and

•	Autoimmune diseases.

Trinity Biotech also supplies this market with other products through its clinical chemistry business.

Infectious Diseases
Trinity Biotech manufactures kits for the detection of specialty and esoteric biomarkers of infectious diseases and other associated laboratory products. The products are used in processing patient samples whose results aid physicians in the diagnosis and clinical assessment of a broad range of infectious diseases. The key clinical laboratory disease areas that we serve include:

•	Sexually transmitted diseases, including Syphilis and Herpes;

•	Markers for Epstein Barr, Measles, Mumps, Toxoplasmosis, Cytomegalovirus, Rubella, Varicella and other viral pathogens, and

•	SARS-CoV-2.

We also develop, manufacture and distribute products predominantly in enzyme-linked immunosorbent assay (“ELISA”) format. As a complement to our product range, we also offer third party automated processors to its customers.

Many of the products in our infectious diseases product line are FDA cleared for sale in the United States and CE marked in Europe. Products are sold in approximately 100 countries in total, with the focus on the Americas, Europe and Asia. The infectious disease products are sold through our sales and marketing organisation to a variety of customers including public health authorities, clinical and reference laboratories.

Diabetes and Haemoglobinopathies

Trinity Biotech manufactures products for in-vitro diagnostic measurement of haemoglobin A1c (“HbA1c”) used in the monitoring and diagnosis of diabetes, as well identifying those who are at a high risk of developing diabetes (pre-diabetic). The Premier Hb9210 uses boronate affinity technology to measure HbA1c which is a marker of a patient’s average blood sugar control over the last 100 to 120 days. It is a highly accurate biomarker available for use in the diagnosis of diabetes and is a strong indicator of a diabetic’s glycemic control. HbA1c is also used to identify those at risk of becoming diabetic; often referred to as impaired glucose tolerance. Additionally, HbA1c is used in the assessment of diabetes complications.

We manufacture our own HbA1c instrument, the Premier Hb9210, which was launched in Europe and obtained FDA approval in late 2011. In the USA and Brazil, we sell the Premier Hb9210 through our own direct sales organisations. In the rest of the world, we sell the Premier Hb9210 through a network of distributors. The Premier’s unique features, cost structure and core technology enable it to compete in most economies and settings.

We also sell products for haemoglobin variants, through the Premier Resolution (CE cleared - meaning it can be sold in the EU). The Premier Resolution detects and identifies haemoglobinapothies. These are genetic defects that result in abnormal structure of the haemoglobin molecule. Haemoglobinapathies include sickle-cell diseases, alpha and beta thalassemia which are amongst the most common genetic disorders in the world.

We have launched the Premier Resolution, our next generation Haemoglobinapothy Analyzer in Europe and the Middle East after undergoing rigorous and successful field trials. In August 2023, the Premier Resolution was approved by the FDA allowing the instrument to be sold in the U.S.

Business Overview (Continued)

Autoimmune Diseases

Autoimmune diseases are diseases that involve an abnormal immune response in which the immune system attacks the body’s own cells and tissues. In 2013, we acquired Immco Diagnostics (“Immco”), an autoimmunity company known for novel assay development and high impact contributions to autoimmune disease diagnostic research. Immco develops, manufactures and sells products in the following formats for diagnosis of autoimmune diseases:

•	Immunofluorescence Assay (“IFA”);

•	Enzyme-linked immunosorbent (“ELISA”);

•	Western Blot (“WB”); and

•	Line immunoassay (“LIA”).

Many of Immco’s products are FDA cleared for sale in the U.S. and CE marked in Europe. The Immco product line addresses the lower throughput, specialty autoimmune segment. The principal autoimmune conditions in this segment are Rheumatoid Arthritis, Vasculitis, Lupus, Celiac and Crohn’s Disease, Ulcerative Colitis, Neuropathy, Hashimoto’s Disease and Grave’s Disease.

The Immco products are sold through our sales and marketing organisation to clinical and reference laboratories directly in the US and via distributors in other countries.

The diagnostic product line is complemented by Immco’s New York State Department of Health licenced reference laboratory offering specialised services in diagnostic immunology, pathology and immunogenetics, and is marketed to U.S.-based reference laboratories and hospitals.

In addition, Immco markets a panel of proprietary early markers for Sjögrens disease often referred to as “dry eye disorder”.

Clinical Chemistry

The speciality clinical chemistry business of Trinity Biotech includes reagent products such as ACE, bile acids, oxalate and glucose-6-phosphate dehydrogenase (“G6PDH”) that are clearly differentiated in the marketplace. These products are suitable for both manual and automated testing and have proven performance in the diagnosis of many disease states from liver and kidney disease to G6PDH deficiency which is an indicator of haemolytic anaemia.

Blood Bank Screening

Trinity Biotech manufactures enzyme-linked immunosorbent assays, for the detection of syphilis and malaria. These products are sold through distributors and are manufactured under original equipment manufacturer agreements for other major third-party diagnostic companies. The business is not currently operating in the U.S.

Continuous Glucose Monitoring

In January 2024, we acquired the biosensor and CGM assets of privately held Waveform Technologies, Inc. (“Waveform”). We are currently redeveloping the CGM technology with a view to developing an innovative CGM device and then evolve this platform technology to measure and analyse other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights based upon what is happening in, on and around the body.

Waveform, a developer of novel and proprietary new technologies for diabetes care, received a CE Mark for its Cascade CGM in 2019, which was commercially available in Europe. The primary use of the device being to continuously monitor glucose in the human body. The Cascade CGM device and any subsequently developed sensor would be subject to regulatory oversight from the FDA and country specific regulatory authorities and would be subject to the same risks identified in the Government Regulation section of this Annual Report. Glucose in the blood diffuses from capillaries into the liquid between cells known as interstitial fluid. The Waveform CGM device is an electrochemical biosensor which detects the concentration of glucose in interstitial fluid by means of an enzyme immobilised at the surface of a sensor wire inserted into the skin. The action of the enzyme results in the generation of electrical current that is relayed to an attached transmitter where it is converted by a firmware algorithm into a blood glucose concentration. The transmitter then sends this blood glucose measurement to a smartphone or other device where the time within healthy range is tracked and the user alerted to risks of hypo- or hyperglycaemic episodes.

Business Overview (Continued)

The Waveform CGM technology contains innovative and proprietary aspects with what we believe are important benefits. Significantly, the special composition of the sensor wire and the unique formulation of its protective outer membrane contribute to the ability to achieve needle-free insertion. Needle free insertion has numerous benefits including a reuseable applicator as no needle needs to be safely disposed. This, combined with a reusable transmitter which is also a feature of the acquired CGM technology, allows for two clear benefits. Firstly, it allows for a lower cost of production of the redesigned CGM product compared to the principal current CGM market players and secondly, it reduces the biological waste concerns associated with the currently marketed single-use disposable systems.

Additionally, we believe that this innovative platform technology will allow us to develop a broader suite of wearable biosensors to measure and analyse important health and wellness information. If successful, we intend to target other analytes and data points that represent markers of health and function and make these devices available more broadly around the globe.

The CGM technology acquired from Waveform was developed over many years and Waveform has granted a perpetual, worldwide, non-exclusive license to DexCom, Inc. and its affiliates, for some of the patents acquired by us, but to which we retain the right to use and exploit.

The following are the facilities where the Group currently manufactures products:

Bray, Ireland - Point-of-Care/HIV and Clinical Chemistry products were manufactured at this site during 2024. Parts of the manufacturing process for Point-of-Care/HIV products is in the process of being transferred to a contract manufacturing partner. Assembly of Uni-Gold commenced in this manufacturing partner in June 2025, with full production of this product and our Trinscreen products expected to commence in late Q3, early Q4 of 2025. Clinical Chemistry products continue to be manufactured in Bray. In 2025, certain manufacturing processes related to haemoglobin products began at this site.

Jamestown, New York - this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity. Viral Transport Media products are also manufactured at this facility. In Q1 2025, in line with our consolidation strategy. significant aspects of the Group’s autoimmune test kits manufacturing operations were transferred from the Buffalo site to Jamestown.

Kansas City, Missouri - this site is responsible for the manufacture of the Group’s haemoglobin range of products and all haemoglobin R&D activities. During 2024 and early 2025, significant aspects of these manufacturing processes were transitioned to other Group manufacturing sites, in line with our strategy to consolidate operations and reduce complexity across our manufacturing footprint.

Buffalo, New York - this site is responsible for the manufacture of autoimmune test kits along with its reference laboratory business. In early 2025, consistent with our strategic focus on operational consolidation, significant aspects of the manufacturing processes were transitioned to other Group sites. Buffalo continues to operate as the Group’s reference laboratory.

Extrema, Brazil - this site is responsible for the manufacture of certain haemoglobin products sold in Brazil. Manufacturing of the haemoglobin range will expand in 2025 as Kansas City production reduces.

We are in material compliance with all environmental legislation, regulations and rules applicable in each jurisdiction in which we operate.

Directors’ Report
Year ended December 31, 2024

Introduction
The directors submit their Annual Report, together with the audited financial statements of the Company and its subsidiaries (“Trinity Biotech” and/or “the Group”), for the year ended December 31, 2024.

Principal activities
Trinity Biotech develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. These products are used to detect autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine. Trinity Biotech is a significant provider of raw materials to the life sciences and research industries globally. Trinity Biotech also operates a licenced reference laboratory that specializes in diagnostics for autoimmune diseases. Our products are sold in approximately 100 countries worldwide by the Group’s own sales force and by a network of international distributors and strategic partners. In January of 2024, we entered into the biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc (“Waveform”). and we are currently developing a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

Business review
Trinity Biotech’s revenues for the year ended December 31, 2024 were US$61.6 million compared to revenues of US$56.8 million for the year ended December 31, 2023, which represents an increase of US$4.7 million or 9.1%.  The increase was mainly driven by US$10.0 million in sales of our HIV screening test, TrinScreen HIV, offset by decreases in our clinical laboratory sales and legacy haemoglobin products.

The gross margin of 34.8% in 2024 compares to a gross margin of 34.2% in 2023. The improvement reflects favourable product mix changes, particularly the growth in higher-margin Point-of-Care sales, which offset the impact of inflationary cost increases in raw materials. Gross profit increased from US$19.5 million in 2023 to US$21.4 million in 2024, while cost of sales rose from US$37.4 million to US$40.1 million.

Other operating income decreased from US$0.1 million for the year ended December 31, 2023 to an expense of US$1.8 million in 2024. This was due to the reversal of income previously recognised in 2020 related to forgiven PPP loans. The other operating income in 2024 related to a transition services agreement with the acquirer of Fitzgerald Industries.

Research and development expenses increased from US$4.4 million for the year ended December 31, 2023 to US$4.5 million for the year ended December 31, 2024, mainly due to lower capitalisation of payroll costs into product development intangible assets..

The Company recognised impairment charges of US$1.4 million in 2024 compared to US$11.1 million in 2023. The 2024 charge includes impairments across various CGUs and development projects. Additionally, a US$0.8 million reversal was recognised related to a prior investment impairment no longer payable under the original terms.

Operating loss for the year ended December 31, 2024 was US$21.2 million, compared to an operating loss of US$27.0 million in 2023. The improvement was mainly due to increased revenues and gross margins, reduced impairment charges, and lower indirect costs, partly offset by restructuring and exceptional once-off costs totalling US$6.1 million. Excluding impairment, restructuring and once-off costs, the operating loss was US$13.7 million in 2024, compared to US$15.9 million in 2023.

Financial expenses for the year ended December 31, 2024 were US$9.6 million compared to US$11.1 million in 2023, a decrease of US$1.5 million. The reduction was driven by the non-recurrence of a US$0.9 million early repayment penalty incurred in 2023, and the capitalisation of US$2.1 million of borrowing costs into development projects. These savings were partially offset by US$1.0 million of non-cash expense related to embedded derivative remeasurement and US$0.3 million of interest recognised on potential PPP loan repayments.

Financial income was US$nil for the year ended December 31, 2024 compared to US$1.2 million in 2023, which related to a fair value gain on a derivative liability associated with lender warrants.

The Company recorded an income tax expense of US$0.5 million in 2024 compared to a tax credit of US$0.1 million in 2023. The 2024 charge includes current tax of US$0.3 million and a deferred tax credit of US$0.3 million.

Directors’ Report (Continued)

Loss before tax from continuing operations for the year ended December 31, 2024 was US$31.2 million, compared to US$36.9 million in 2023.

Loss from discontinued operations was US$0.6 million in 2024 compared to a profit of US$12.9 million in 2023. The 2023 profit related primarily to the gain on the divestment of Fitzgerald Industries. In 2024, a settlement agreement was reached with Biosynth to resolve all post-completion claims, resulting in a provision of US$150,000. No further liabilities are expected to arise.

Dividends
No dividend has been proposed in respect of the financial year 2024.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2024 and 2023, the Group recorded a loss of US$31.8 million and a loss of US$24.0 million, respectively. For the year ended December 31, 2024 we reported cash inflows of US1.7 million compared to cash outflows of US$2.8 million for 2023. As of December 31, 2024, we had net current assets of US$9.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$79.1 million.

We have made significant progress on a multi-year transformation plan aimed at improving profitability and simplifying our operating model. Key actions implemented include the consolidation and outsourcing of global manufacturing, closure of underutilized facilities, relocation of certain business support functions to lower-cost jurisdictions, and a reduction in overall headcount. These restructuring measures, largely completed by mid-2025, are expected to deliver significant annualized cost savings. Additionally, the Group retains further levers to manage liquidity if required, including deferring projected research and development spend.

A temporary decline in revenue occurred during the first five months of 2025, primarily due to transitional impacts associated with the Group’s restructuring initiatives, including the consolidation of manufacturing operations and the transfer of Point-of-Care/HIV products to a third-party contract manufacturing partner. These initiatives have since progressed materially. Sales were also affected by reduced HIV test volumes resulting from uncertainty surrounding potential changes to U.S. foreign aid policy following a presidential executive order. In light of these temporary factors, the Group sought and received a formal waiver from Perceptive in respect of the Q1 2025 minimum revenue covenant, to ensure that no breach occurred under the Perceptive credit facility. In May 2025, the Group signed a buy-sell agreement with a contract manufacturing partner. We obtained World Health Organisation (“WHO”) approval to commence assembly at the new site, and assembly of our Uni-Gold product commenced in June 2025. WHO approval for full production of our Trinscreen product was received in June 2025, with approval for full production of our UniGold product expected by late Q3, early Q4 2025. The directors have alternative options and have prepared financial forecasts to address a scenario whereby WHO approval for production with our contract manufacturing partner takes longer than expected to achieve and the facility takes longer than expected to get up to full operational capacity. In such a scenario, management remain confident that all revenue covenants will continue to be met. In addition, the minimum revenue covenant thresholds for the remainder of the term of the agreement have been renegotiated to align with the Group’s updated forecasts. Accordingly, management is confident in the Group’s ability to maintain compliance with its debt covenants for the remainder of the going concern review period. Furthermore, Perceptive have a track record of supporting the Company and, when required, have provided covenant waivers and amendment of terms which indicates an appreciation of the Company’s circumstances in terms of our transformational plan for the business and temporary declines in revenue. If a similar need were to recur in the foreseeable future, management is confident of their continued support.

We have also launched a strategic realignment review of our businesses in partnership with Barclays Bank. This process, is expected to make significant progress by the end of 2025 and may generate material capital proceeds that can be potentially used to reduce debt and support investment, including CGM investment.

In addition, the Group has continued to benefit from strong support from Perceptive, its principal lender and largest investor. On December 23, 2024, we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional US$2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. In February 2025, we entered into a fourth amendment to the credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14, 2025, we entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by six months from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. There are no material debt maturities until October 2026. These successive amendments demonstrate Perceptive’s continued support and demonstrate their willingness to flex terms to preserve liquidity while the Company continues to execute its updated strategy, including its comprehensive transformation plan.

Directors’ Report (Continued)

Under the sixth amendment to the credit agreement, the minimum liquidity covenant was reduced to US$1 million commencing October 1, 2025 through to January 1, 2026, after which it reverts to US$3 million. While management is confident in the Group’s ability to maintain compliance with this covenant, it is noted that the Group has planned significant R&D expenditure related to its CGM development program in the second half of 2025 and during 2026. However, the Group retains full discretion over the timing and phasing of these activities, which enables management to align expenditure with available funding and preserve liquidity if required.

In addition to lender support, our going concern forecasts include expected equity raises. These funds are expected to support ongoing CGM development activities. The Group has a strong track record of capital raising, including over US$7 million secured in 2024, and maintains active engagement with existing and potential investors. Management believes that the equity raise is achievable based on the Group’s strategic focus and transformation progress to date.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive, The directors believe that, based on currently available information and reasonable assumptions, the Group will be able to continue its operations for at least the next 12 months from the date of the signing of the financial statements, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

Key Performance Indicators

The key financial indicators are set out below:

	2024	2023
	US$’000	US$’000
Revenue	61,555	56,832

Operating loss	(21,165)	(27,045)

Loss for the year	(31,789)	(24,018)

Business Combinations

During the year ended December 31, 2024, the Group completed three business combinations aligned with its strategic objective of strengthening its diagnostics pipeline and expanding its technological capabilities across oncology and chronic disease detection.

In January 2024, the Group acquired certain assets of a Continuous Glucose Monitoring (CGM) technology platform. This transaction enabled the Group to secure proprietary sensor and algorithmic IP in the metabolic health space. The CGM assets are expected to support future product development initiatives in diabetes management and real-time biomarker monitoring.

In September 2024, the Group completed the acquisition of Metabolomic Diagnostics Ltd, a metabolomics-focused business specialising in large-scale biomarker discovery and analysis. This acquisition strengthens the Group’s capabilities in systems biology and precision diagnostics, particularly in the context of early disease detection and population screening.

Directors’ Report (Continued)

In October 2024, the Group completed the acquisition of Epicapture Ltd, an early-stage diagnostics company focused on the development of a urine-based test for early detection of prostate cancer. The acquisition complements the Group’s oncology strategy and provides access to promising molecular diagnostic IP. While the business is currently in a pre-commercial phase, it is expected to contribute to future growth as the test progresses toward market readiness.

Further information on each of these business combinations is provided in Note 29 to the consolidated financial statements

Research and Development activity

Trinity Biotech has research and development groups focusing separately on product development in haemoglobins, infectious diseases and since January 2024, CGM. These groups are located in Ireland and the U.S. and largely mirror the production capability at each production site. In addition to in-house activities, Trinity Biotech sub-contracts some research and development from time to time to independent researchers based in the U.S. and Europe.

Haemoglobin Development Group

Premier Hb9210 Instrument for Haemoglobin A1c Testing

A product development plan focused on improvements in our flagship Premier 9210 instrument is ongoing. The package of changes aims to expand the target market, reduce instrument downtime and service cost, and significantly expand operating margins.

Our program to develop an improved, backward compatible column Diabetes HbA1c column system is now complete. The results of this development program have exceeded expectations, with our new column system now delivering up to four times the number of injections compared to the existing product. We are continuing the commercial launch of these new products.

Premier Resolution Instrument for Haemoglobin Variant Testing

We developed the Premier Resolution instrument which is utilised for haemoglobin variant testing. The instrument achieved 510(k) approval from the FDA in August 2023. The instrument has been sold in certain international markets outside of the U.S. for many years.  Premier Resolution continues to be enhanced with unique features such as lot specific gradients, an optimised internally designed column with extended column life, and a rapidly expanding on-board variant library.

Point-of-Care Development

A combination HIV/Syphilis point-of-care rapid test is also being developed using our existing lateral flow format, we expect this project to restart in 2025.

Continuous Glucose Monitoring Development

In January 2024, we acquired the biosensor and CGM assets of Waveform. We are currently redeveloping the acquired CGM technology.  The development work performed to date has focused on improving device performance and usability by refining the sensor design and redesigning the hardware and user workflow.  Clinical trials with modified sensors performed in 2024 demonstrated significant improvements in signal quality, sensor accuracy and performance in the clinically important hypoglycemic range.

We have hired a number of research and development personnel and have engaged internationally recognised and reputable development consulting organisations to augment our internal CGM development function. We expect to continue to add to our biosensor and CGM research and development functions over time.

Future developments

Trinity Biotech will continue to pursue product and technological developments through its research and development programmes and the expansion of existing activities through its sales and marketing programmes.  As outlined above, the Group is currently developing several new diagnostic tests and instrumentation, while at the same time enhancing its existing products.

Directors’ Report (Continued)

Important events since the year end

Amendment and Restatement of Term Loan

During 2025, the Company entered into further amendments to its senior secured term loan credit agreement with its principal lender, Perceptive, to access additional funding and enhance its financial position.

On February 27, 2025, the Company entered into a fourth amendment to the credit agreement, pursuant to which Perceptive provided an additional US$4.0 million in term loan funding. This funding will be used for general corporate purposes, including the further development of our CGM offering.

On May 14, 2025, the Company entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in term loan funding, extended the maturity date of the Term Loan from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind.

On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

These 2025 amendments reflect the ongoing support of Perceptive and have further strengthened the Company’s liquidity position, while providing greater operational and financial flexibility to support the execution of its strategic and commercial objectives.

Directors’ and Secretary’s interests

Neither the directors, the Company Secretary, their spouses or minor children had interests in the company or its subsidiary undertakings as at December 31, 2024, December 31, 2023 or subsequent date of appointment, except as follows:

	Number of A Ordinary Shares December 31, 2024	Number of A Ordinary Shares December 31, 2023	Number of options* December 31, 2024	Number of options* December 31, 2023	Weighted average exercise price of options outstanding at December 31, 2024	Weighted average exercise price of options outstanding at December 31, 2023
Directors
John Gillard	200,000	-	20,000,000	20,000,000	US$0.18	US$0.18
Ronan O’Caoimh**	9,724,165	9,724,165	8,193,336	9,037,336	US$0.58	US$0.84
Jim Walsh	3,095,620	1,393,612	2,000,000	1,350,000	US$0.15	US$0.84
Tom Lindsay	-	-	1,400,000	-	US$0.14	-
Andrew Omidvar	-	-	1,400,000	-	US$0.14	-

* Represents the number of A Ordinary Shares which can be purchased under the Company’s share option plan.
** Includes options issued to Darnick Company which in the past provided Trinity Biotech with the services of Mr O’Caoimh as Chief Executive Officer.

Movement in directors’ and company secretary A Ordinary Share options during the year is as follows;

	Number of options held at January 1, 2024		Options granted during the year	Options exercised during the year	Options forfeited during the year	Number of options held at December 31, 2024
John Gillard	20,000,000	[1]	-	-	-	20,000,000
Ronan O’Caoimh	9,037,336		1,400,000	-	(2,244,000)	8,193,336
Jim Walsh	1,350,000		1,400,000	-	(750,000)	2,000,000
Tom Lindsay	-		1,400,000	-	-	1,400,000
Andrew Omidvar	-		1,400,000	-	-	1,400,000

The directors’ options outstanding at December 31, 2024 are exercisable and expire at various dates between 2025 and 2030.

Directors’ Report (Continued)

Note 1. Share options with a hurdle price are structured such that they may only become exercisable into ADSs when the average closing price of our ADSs, for ten trading days out of the thirty previous trading days, is equal to or greater than the relevant hurdle price of US$5.00, US$7.50, US$10.00, $15.00, $20.00 and $25.00 per ADS (adjusted for any stock splits, reverse splits or equivalent reorganisations) during the life of the option.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options. From January 1, 2025 to the date of this report, there were no purchases of shares by the Directors of the Company or by the Company Secretary.

Share option plans

The board of directors have adopted the Employee Share Option Plans (the “Plans”) with the most recently adopted Share Option Plan being the Company’s 2023 Amended & Restated Plan. The purpose of these Plans is to provide Trinity Biotech’s employees, consultants, officers and directors with additional incentives to improve Trinity Biotech’s ability to attract, retain and motivate individuals upon whom Trinity Biotech’s sustained growth and financial success depends. These Plans are administered by the board of directors. Options under the Plans may be awarded only to employees, officers, directors and consultants of Trinity Biotech.

The exercise price of options is determined by the board of directors, through its remuneration and employee compensation committees as the case may be. The term of an option will be determined by the board of directors, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with Trinity Biotech (or one year after such termination because of death or disability) except where a longer period is approved by the board of directors.

Under certain circumstances involving a change in control of Trinity Biotech, the board of directors may accelerate the exercisability and termination of options.

Transactions with directors

There were no transactions with directors other than those outlined in Note 26 to the financial statements.

Directors’ remuneration

The Group’s policy in respect of remuneration of executive directors is to provide remuneration packages which attract, retain, motivate and reward the executives concerned and encourage them to enhance the Group’s performance. In considering such packages, cognisance is taken of the levels of remuneration for comparable positions, the responsibilities of the individuals concerned and the overall performance of the Group.

Directors’ and executive officers’ remuneration shown below comprises emoluments, pension contributions and bonuses in respect of executive directors. The Company typically has a Remuneration Committee which is responsible for approving executive directors’ remuneration including bonuses and share option grants. The board of directors has appointed an internationally recognised independent consulting firm to advise the board of directors on recruitment and compensation matters for directors and senior management.

Non-executive directors are remunerated by fees and the granting of share options. Non-executive directors who perform additional services outside the normal duties of a director receive additional fees. The fees payable to non-executive directors are determined by the board of directors.

Directors’ Report (Continued)

Total directors’ remuneration for the year ended December 31, 2024 amounted to US$1,494,000. The split of directors’ remuneration set out by director is detailed in the table below:

Director	Title	Salary/Other payments/ Benefits US$’000	Performance related bonus US$’000		Transaction related bonus US$’000	Defined contribution pension US$’000	Total 2024 US$’000
John Gillard	President and Chief Executive Officer	676	260	*	—	39	975
Ronan O’Caoimh	Director, Founder & Executive Advisor	84	—		—	—	84
Jim Walsh	Director of Business Development	83	—		—	—	83
Tom Lindsay	Independent Director	57	—		—	—	57
Andrew Omidvar	Independent Director	57	—		—	—	57
		957	260		—	39	1,256

* Amount relates to a bonus provision for the year ended December 31, 2024. The final amount remains subject to confirmation.

Subsidiary and associate undertakings
A list of the principal subsidiary undertakings of Trinity Biotech is given in Note 31 to the consolidated financial statements. The Group does not have any branches outside of Ireland.

Accounting records
The directors are responsible for ensuring adequate accounting records, as outlined in Sections 281 to 285 of the Companies Act, 2014, are kept by the Company. To achieve this, the directors have appointed suitably qualified accounting personnel in order to ensure that these requirements are complied with. The accounting records of the Company are maintained at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland.

Statement on relevant audit information
In accordance with Section 330 of the Companies Act 2014, the Directors confirm that, in so far as the Directors are aware, there is no relevant audit information of which the Company’s statutory auditors are unaware, and the Directors have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company’s statutory auditors are aware of that information.

Non-financial reporting

Introduction
At Trinity Biotech, in addition to advancing our strategic objectives and addressing relevant risks, we also work to support our customers, our employees and the communities we serve, and promote a sustainable environment.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Trinity Biotech also operates a licenced reference laboratory that specializes in diagnostics for autoimmune diseases. Our products are sold in approximately 100 countries worldwide by the Group’s own sales force and by a network of international distributors and strategic partners.

Directors’ Report (Continued)

Environmental Matters
It is our objective to conduct our business in an environmentally responsible way that minimizes environmental impacts. As a manufacturer of medical devices we face risks associated with the handling and disposal of hazardous materials. We are committed to reducing waste generation and disposing of all waste through safe and responsible methods; minimizing environmental risks by employing safe technologies and operating procedures including engaging specialist service providers; and being prepared to respond appropriately to accidents and emergencies.

Social and Employee Matters
At Trinity Biotech plc, we are proud to devote our time and resources to initiatives that benefit our customers, our employees and our community.

Customers
We are focused on developing, manufacturing and marketing medical diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Trinity Biotech also operates a licenced reference laboratory that specializes in diagnostics for autoimmune diseases.

Employees
The average number of persons employed by the group during 2024 was 401. We employee staff across a number of countries which increases the risks associated with staff management. The challenge given to all colleagues who work in Trinity Biotech is to demonstrate shared ownership, accountability and responsibility for the business. Personal leadership, an ability within us all, helps to create a vibrant workplace where we are challenged to do our best and be high performing at all times.

In our work environment we are responsible for ourselves, responsible for each other and responsible for the business. We trust each other and we strive to bring out the best qualities of our people; we practice behaviours that foster change and ultimately, assist every colleague to become the best they can be.

At Trinity Biotech, we work as a team. In a rapidly changing world we require flexibility from all colleagues to do what it takes in order to deliver an excellent job. We recognise that we are part of a complex adaptive system and so we support each other to thrive, through our behaviours and the relationships we build with each other.

In order to continue our track record of success, we need demonstrated leadership from all colleagues. We are committed to continually learning in order to create a high performing work environment where we continuously improve on what we do and how we do it.

Employee Safety - we implemented health and safety policies to help safeguard our on-site employees. We hold health and safety meetings daily and have key performance indicators we track to ensure that all issues are dealt with in a timely manner ensuring that our staff are safe in the workplace

Community
We take corporate social responsibility seriously. We are committed to promoting a working environment where all decisions are based on socially responsible and ethical principles. As a company we endorse such values as Learning, Trust, Leadership, Support and Teamwork, and as individuals we endeavour to do all we can to breathe life into these very values.

We believe strongly in corporate community involvement. Our colleagues are encouraged to take up activities intended to promote such involvement and foster good relations between Trinity Biotech and the communities within which our various sites are located. By visiting schools, for example, and demonstrating to students how science is central to the practical and beneficial work we do, we can engage meaningfully with the wider community and help create advocacy among possible employees of the future.

Of course we don’t simply focus on communities close to hand. As an organisation that spans continents we are fully aware that distance is no barrier when it comes to forging connections between people.

The way we work with all communities reflects the values we hold dear as a company. We see ourselves as a progressive and dynamic group of people – and our charitable work is governed equally by these principles. Making a difference on the ground is essential.

Directors’ Report (Continued)

We will seek to increase charitable activities as the company grows. We see such work as a vital constituent in the development of a successful and ethically grounded corporate organisation – and one which is central to the betterment of not only the lives of our colleagues but in the lives of all those we engage with.

Respect for Human rights, Bribery and Corruption
All our employees are required to adhere to our Code of Business and Ethical Conduct which requires all employees to comply with all laws and regulations applicable to Trinity’s business, including any anti-bribery, anti-corruption, and human rights laws. The Code of Business and Ethical Conduct requires all staff to act with integrity in all business matters. The fact that we sell products to a large number of countries globally is an inherent risk regarding these matters.

Our Code of Business and Ethical Conduct requires staff to report any potential violations of the code to a designated senior individual in the Group or to the Chairman of the Group’s Audit Committee.  In 2024 no such potential violations were reported.

Principal risks and uncertainties
Under Section 327(b) of the Companies Act 2014, the Group is required to give a description of the principal risk and uncertainties which it faces. These risk factors are outlined on pages 18-48.

Financial Instruments
An analysis of the financial instruments used by the Group is contained in Note 27 to the consolidated financial statements.

Directors’ Compliance Statement
It is the policy of the Company to comply with its relevant obligations (as defined in the Companies Act 2014). The Directors have drawn up a compliance policy statement (as defined in section 225(3)(a) of the Companies Act 2014) and appropriate arrangements and structures are in place that are, in the Directors’ opinion, designed to secure material compliance with the Company’s relevant obligations. The Directors confirm that these arrangements and structures were reviewed during the financial year to which this report relates. As required by Section 225(2) of the Companies Act 2014, the Directors acknowledge that they are responsible for the Company’s compliance with the relevant obligations as defined in Section 225(1). In discharging their responsibilities under Section 225, the Directors relied on the advice both of persons employed by the Company and of persons retained by the Company under contract, who they believe have the requisite knowledge and experience to advise the Company on compliance with its relevant obligations.

Audit Committee

The Audit Committee reviews the Group’s annual and interim financial statements and reviews reports from management on the effectiveness of the Group’s internal controls. It also appoints the external auditors, reviews the scope and results of the external audit and monitors the relationship with the auditors. As a transitional arrangement, the Audit Committee now comprises solely the independent director, Tom Lindsay.

Auditors
Grant Thornton, Chartered Accountants, having served as the Company’s statutory auditor since their re-appointment on 30 September 2024, have expressed their willingness to remain in office in accordance with Section 383 (2) of the Companies Act, 2014.

On behalf of the board of directors
John Gillard
Director

September 4, 2025

Statement of Directors’ Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with Irish law and regulations.

Irish company law requires the directors to prepare the consolidated and company financial statements for each financial year. Under the law, the directors have elected to prepare the financial statements in accordance with Companies Act 2014 and International Financial Report Standards (IFRSs) as adopted by the EU. Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the company as at the financial year end date and of the profit or loss of the group and the company for the financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgments and accounting estimates that are reasonable and prudent;
•
state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for ensuring that the company keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the group and the company, enable at any time the assets, liabilities, financial position and profit or loss of the company to be determined with reasonable accuracy, enable them to ensure that the financial statements and directors’ report comply with the Companies Act 2014 and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the group and the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider all of the information set forth in this Annual Report, including the following summary of risk factors, when investing in our securities. These risks and uncertainties reflect the international scope of our company’s operations and the highly regulated industry in which it operates. The risks and uncertainties presented below are reviewed on an annual basis and represent the principal risks and uncertainties faced by us at the time of compilation of this annual report. New risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant, including the following:

Our ability to sell products could be adversely affected by competition from new and existing diagnostic products, and changing conditions in the diagnostic market.

We have invested in research and development but there can be no guarantees that our research and development (“R&D”) programmes will not be rendered technologically obsolete or financially non-viable by the technological advances of our competitors, which would also adversely affect our existing product lines and inventory. Our main competitors (and their principal products with which we compete) include: Premier (First response™), Chembio (Stat-Pak™, DPP HIV-Syphilis), Abbott (Determine™, SD BioLine™, Abon™, Afinion™, Architect™, FreeStyle Libre™), SD Biosensor (Standard Q), Bejing Wantai Biological Pharmacy (Wantai), Roche (Cobas, TinaQuant 3™), Bio-Rad (Variant 2™, Variant 2 Turbo™, D 100™, BioPlex 2200) Tosoh (G8™ and G11™), Arkray 8180™, Siemens DCA™, Sebia (Capyllaris 2™ and Capyllaris 3™), Shanghai Kehua Bio-Engineering (KHB), Euroimmun™, Guangzhou Wondfo Biotech Co., Ltd (Wondfo), Aesku™, Werfen, Copan™, Becton Dickenson™, Pointe Scientific, Dexcom ™ (G6, G7, Dexcom One, Stelo), Meril Life (MeriScreen™) and DiaSorin Liaison.

The diagnostics industry is focused on the testing of biological specimens in a laboratory or at the point-of-care and is highly competitive and rapidly changing. As new products enter the market, our products may become obsolete or a competitor’s products may be more effective or more effectively marketed and sold than ours. If we fail to maintain and enhance our competitive position, our customers may decide to use products developed by competitors which could result in a loss of revenues and adversely affect our results of operations, cash flow and business.

We may in certain instances also face competition from products that are sold at a lower price. Where this occurs, customers may choose to buy lower cost products from third parties or we may be forced to sell our products at a lower price, both of which could result in a loss of revenues or a lower gross margin contribution from the sale of our products. We may also be required to increase our marketing efforts in order to compete effectively, which would increase our costs.

Our tests compete with products made by our competitors. Multiple competitors are making investments in competing technologies and products, and a number of our competitors have significantly greater financial, technical, research and other resources. Some competitors offer broader product lines and may have greater market presence or name recognition than we have. If we receive FDA or other regulatory clearance for new products, and in order to achieve market acceptance, we and/or our distributors will likely be required to undertake substantial marketing efforts and spend significant funds to inform potential customers and the public of the existence and perceived benefits of the products. Our marketing efforts for these products may not be successful. As such, there can be no assurance that these products will obtain significant market acceptance and fill the market needs that are perceived to exist on a timely basis, or at all.

Our ability to sell products could be adversely affected by reductions in government funding and sector consolidation.

 We are continuously monitoring the potential impact of the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, and the resulting suspensions or termination of funding to HIV testing programs that utilize the Company’s two rapid HIV tests.  On January 20, 2025, the U.S. government paused, subject to certain exemptions, all new funding obligations and sub-obligations of funding of foreign assistance programs, pending a 90-day review of such foreign assistance programs.  Although the U.S. government introduced a temporary waiver of the aforementioned funding pause for certain assistance, which the U.S. government later confirmed applied to funding for HIV testing under the President's Emergency Plan for AIDS Relief (PEPFAR), that waiver is temporary, and there can be no assurance that U.S. government funding for HIV programs that utilize the Company’s rapid HIV tests will continue.  Since the Executive Order, the Company has seen disruptions to ordering patterns and demand for our rapid HIV tests, and it remains unclear at this time what impact these changes will have on the timing and quantity of rapid HIV tests sold by the Company, and the receipt of funds for the sale of such tests. The outcome of the review aside from South Africa is that overall U.S. government spending will be cut by an estimated 15-20% for development-related programs. However, commodity procurement for HIV rapid tests outside of South Africa and Zimbabwe has been largely unaffected by these cuts. We continue to monitor the potential impact of these cuts closely, and countries affected are attempting to fill this gap from local and other funding sources.

Changes in funding for, or disruptions to the staffing and operations of the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

Currently, federal agencies in the United States are operating under a continuing resolution that is set to expire on September 30, 2025. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and/or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other federal agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new products to be reviewed and/or approved, which would harm our business. Changes and cuts in FDA staffing also could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

A prolonged government shutdown or significant leadership, personnel, and/or policy changes, or other substantial modification in agency activities (including due to global health concerns or geopolitical factors) could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, government funding of other agencies on which our operations may rely, including those that fund research and development activities and clinical trials, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at agencies that fund our research and development activities and our clinical trials, or changes to such agencies’ budgets, may negatively impact our operations and ongoing clinical trials and may limit our ability to seek additional funding in the future. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to whether and how the Trump administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we navigate development and approval of our product candidates. Additionally, the new administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new products.

Our sales of point-of-care HIV tests in Africa are dependent on our inclusion in the applicable country’s  HIV testing algorithms and our exclusion from one or more of those HIV testing algorithms, or a delay in the implementation of a HIV testing algorithm, could adversely affect our business and financial results. Those HIV testing algorithms can be subject to legal challenges from market participants competitors or other stakeholders which can result in delays in the algorithm being implemented or the algorithm being revised to exclude the incumbent provider.

Most countries in Africa have an established national HIV testing algorithm. The algorithm determines which  provider’s HIV point-of-care test will be used. The World Health Organisation has indicated that national HIV algorithms should contain a HIV screening test (A1) and two HIV confirmatory tests (A2 and A3). Our inclusion on a national HIV testing algorithm determines whether we will be able to sell HIV tests in that country. HIV testing algorithms are not updated annually and typically run for between five and seven years. Our Uni-gold HIV confirmatory test is included on many HIV testing algorithms throughout Africa and our newly launched HIV screening test, TrinScreen, succeeded in being added to Kenya’s algorithm in 2023. In Kenya, the update to the HIV testing algorithm was challenged through the courts by a competitor and that legal challenge caused a delay in purchase orders being placed by the Kenyan health authorities under their revised algorithm. In 2024, another competitor began a court challenge in Kenya to the adopted HIV testing algorithm. Although we are not party to this court case, and the judge did not suspend procurement while the case is ongoing, it could have an adverse impact for us if the competitor succeeds in revising the current HIV testing algorithm. We understand that there were a number of hearings regarding this case during 2024, and we continue to monitor the ongoing court case. Legal challenges to the HIV testing algorithms from competitors, or other stakeholders, in any country in which we sell HIV tests could adversely affect our business and financial results.

We have a history of losses from operations and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities in the past two years and we may not be able to achieve or maintain profitability or positive cash flow in the future. We have incurred losses of US$31.8 million and US$24.0 million in the years ended December 31, 2024 and 2023, respectively, and had negative cash flows from operating activities of US$4.2 million and US$11.6 million, respectively.

We expect to continue as a going concern. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We believe that we have access to sufficient cash reserves for our operating needs for at least the next twelve months from the date of this Annual Report. However, if negative cash flow from operating activities persists in the long run, cash resources may become insufficient to satisfy our on-going cash requirements.

Additional funding may not be available on acceptable terms, or at all. In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. Further, as a result of geopolitical and macroeconomic events, including the Israel-Hamas and Russia-Ukraine wars, and the potential imposition or escalation of U.S. tariffs on imported medical and laboratory equipment, components, or raw materials, the global credit and financial markets have experienced volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Expansion into new businesses may present operating and marketing challenges different from those we currently encounter, and we cannot assure that new business initiatives will be successful enough to justify the time, effort, and resources that we devote to them or ultimately achieve profitability. We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue and execute a strategic realignment of our continuing business. Although we have implemented or are in the midst of implementing a number of these cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our long-term profitability goals.

Any of the above events could significantly harm our business, prospects, financial condition, and results of operations and cause the price of the ADSs to decline.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2024, we had total indebtedness of approximately US$101.6 million (carrying value under IFRS), consisting of a senior secured term loan (the “Term Loan” or “Credit Agreement”) from Perceptive Credit Holdings III, LP (“Perceptive”), a convertible note issued to MiCo IVD Holdings, LLC. (“MiCo”),  a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan had a total outstanding amount of US$75.5 million as of December 31, 2024. In connection with the third amendment and restatement of the credit agreement governing the Term Loan on December 23, 2024, we agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan.  On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. In addition, a deferred consideration payment of US$5.0 million related to the acquisition of the biosensor assets of Waveform Technologies, Inc. (“Waveform”) has been extended to November 2025. On May 14th , 2025, we entered into a fifth amendment to the Credit Agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind. On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. There are no material debt maturities until October 2026.

In May 2022, we received a US$45.2 million investment from MiCo. The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million, The convertible note has an interest rate of 1.5% and interest is payable quarterly. The convertible note mandatorily converts into ADSs if the volume weighted average price of  our ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited.

The convertible note is immediately repayable at par together with any accrued interest, if the Company or any of its material subsidiaries ceases or threatens to cease carrying on its business or a part of its business which is material to the Group. However, subject to the terms of an Investor Subordination Agreement between Perceptive and MiCo, MiCo may not, without the prior written consent of Perceptive, take any enforcement action with respect to the convertible note. Such enforcement actions include amongst other things any MiCo action to enforce payment of or to collect the whole or any part of the convertible note.

As a result of the debt we have incurred, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company and we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

Our debt may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our ability to use our cash flow or obtain additional financing for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	result in dilution to our existing shareholders in the event we issue equity to fund our debt obligations;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to us and within the limitations specified in our then existing debt instruments. In addition, in the event we decide to sell additional assets, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale. Our ability to obtain additional funding may determine our ability to continue as a going concern.

The failure to comply with the terms of the credit agreement with Perceptive could result in a default under its terms and, if uncured, could result in action against our pledged assets.

The Term Loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries. The credit agreement governing the Term Loan (the “Credit Agreement”) contains financial covenants requiring that we (a) maintain agreed levels of unrestricted cash, which must be held in one or more accounts subject to the security interests of the lenders under the Credit Agreement, and (b) achieve specified minimum total revenue requirements for the twelve months preceding each quarter end. In addition, the Credit Agreement contains covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities.

The Credit Agreement restricts the ability of our company and the restricted subsidiaries to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	repurchase capital stock;

•	make other restricted payments, including paying dividends and making investments;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	acquire another company or business or enter into mergers or consolidations;

•	enter into certain inbound and outbound licenses of intellectual property, subject to certain exceptions; and

•	enter into transactions with affiliates.

A breach of the revenue covenant or any other covenant in the Credit Agreement would result in a default under the Credit Agreement. Upon an event of default under the Credit Agreement, the lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such an event, there can be no assurance that we would have sufficient liquidity to fund payment of the amounts that would be due under the Credit Agreement or that, if such liquidity were not available, we would be successful in raising additional capital on acceptable terms, or at all, or in completing any other endeavor to continue to be financially viable and continue as a going concern. If we were unable to pay such amounts due under the Credit Agreement, the lenders could proceed against the collateral securing the loan. Our inability to raise additional capital on acceptable terms in the near future, whether for purposes of funding payments required under the Credit Agreement or providing additional liquidity needed for our operations, could have a material adverse effect on our business, prospects, results of operations, liquidity and financial condition.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Agreement are at a variable rate of interest and expose us to interest rate risk. On January 30, 2024, we entered into a second amended and restated senior secured term loan credit agreement which reduced the base rate of interest by 2.5% to 8.75%. The Term Loan accrues interest at an annual rate equal to 8.75% plus the greater of (a) Term SOFR (Secured Overnight Financing Rate) or (b) 4.0% per annum. On December 23, 2024, we amended the Credit Agreement, being third amended and restated senior secured term loan credit agreement, to draw down an additional $2.0 million and capitalized unpaid interest of approximately $3.3 million, bringing the total outstanding to $75.5 million. On February 27, 2025, we entered into a fourth amended and restated credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14th, 2025, we entered into a fifth amendment to the credit agreement, which provided for an additional US$2.0 million in term loan funding, extended the maturity date of the Term Loan to July 27, 2026, and provided that interest payments for the months of April, May, and June 2025 will be paid-in-kind. On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. There are no material debt maturities until October 2026. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

As of December 31, 2024, the total outstanding amount of our variable rate debt was US$75.5 million. The indebtedness increased by US$15.2 million to US$90.7 million between January 2025 and August 2025, following the fourth, fifth and sixth amendments to the Term Loan credit agreement, which included US$8.0 million of total drawdowns and the capitalization of approximately US$7.2 million of accrued interest for the first eight months of 2025.

Our anticipated annual cash interest expense on US$90.7 million variable rate debt at the current rate of approximately 12.75 percent would be approximately US$11.6 million. Every one percent increase in the interest rate results in additional annual interest payable of approximately US$0.9 million, based on the current amount of indebtedness.

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions, tariffs and international trade disputes, could increase our costs, reduce the competitiveness of our products and otherwise have a material adverse effect on our business, financial condition, results of operations and growth prospects.

There is inherent risk, based on the complex relationships among the United States and the other countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The United States and other countries have imposed and may continue to impose new trade restrictions and export regulations, have levied tariffs and taxes on certain goods, and could continue to significantly increase tariffs on a broad array of goods, including medical devices and related components.

In 2025, President Trump signed a series of executive orders imposing various reciprocal tariffs, and other governments have imposed and may continue to impose retaliatory tariffs, trade restrictions or other trade barriers. Although we are an Irish company headquartered in Bray, Ireland, we derive a significant portion of our revenues from sales of our products in the United States. In addition, we conduct business globally and our operations and third-party suppliers span numerous countries outside the United States. It is possible that new U.S. tariffs could affect imports of components and other raw materials used in our products, or that our business may be adversely impacted by retaliatory trade measures taken by other countries, further disrupting our supply chain and increasing our costs.

While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected depending on the scope and duration of the tariffs imposed.

Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

While we cannot at this time predict the ultimate impact of such tariffs, we anticipate that our margins could be adversely affected depending on the scope and duration of the tariffs imposed.

Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers as well as ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact revenues from sales of our products. Given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results is uncertain and could be significant. In any event, further trade restrictions and export regulations, or new or increased tariffs, including further retaliatory measures, could increase our supply chain complexity and our manufacturing costs, decrease our margins, reduce the competitiveness of our products, or restrict our ability to sell our products, provide services or purchase necessary equipment and supplies. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Failure to achieve our financial and strategic objectives could have a material adverse impact on our business prospects. We may not succeed in our efforts to implement a comprehensive transformation plan to improve the financial performance of our existing business and realign our continuing business.

As a result of any number of risk factors identified herein, no assurance can be given that we will be successful in implementing our financial and strategic objectives. In addition, the funds for research, clinical development and other projects have in the past come partly from our business operations. If our business slows and we have less money available to fund research and development and clinical programs, we will have to decide at that time which programs to cut, and by how much. Similarly, if adequate financial, personnel, equipment or other resources are not available, we may be required to delay or scale back our business. Our operations will be adversely affected if our total revenue and gross profits do not correspondingly increase or if our technology, product, clinical and market development efforts are unsuccessful or delayed. Furthermore, our failure to successfully introduce new or enhanced products and develop new markets could have a material adverse effect on our business and prospects.

We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue and execute a strategic realignment of our continuing business. The plan has several key components, including:

•
Reducing complexity and cost by consolidating our main manufacturing operations into a considerably smaller number of sites and also moving to an outsourced model for a significant amount of our less complex manufacturing activities;

•	Reducing the cost of goods of many of our products by changing suppliers and negotiating new deals with existing suppliers;

•	Continued market acceptance of our new TrinScreen™ HIV rapid point-of-care test;

•	Simplifying our internal operations and optimizing and outsourcing some of our business support function locations; and

•	Realigning our existing business portfolio to support our planned growth in the CGM space.

Although we have implemented or are in the midst of implementing a number of these cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our long-term profitability goals. A failure to achieve these goals will have a material adverse effect on our results of operations and financial condition.

Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to conduct adequate financing activities. We expect we will require future additional capital.

Our future liquidity and ability to meet our future capital requirements will depend on numerous factors, including, but not limited to, the following:

•
The success of our research and product development efforts, in particular the significant development effort required to develop and commercialise the biosensor technology, including the continuous glucose monitoring technology acquired in January 2024;

•	The time, cost and degree of success of conducting clinical trials and obtaining regulatory approvals;

•	The costs and timing of expansion of sales and marketing activities;

•	The timing and size of any repayment requirements for existing debt obligations;

•	The timing and success of the commercial launch of new products;

•	The extent to which we gain or expand market acceptance for existing, new or enhanced products;

•	The costs and timing of the expansion of our manufacturing capacity;

•	The magnitude of capital expenditures;

•	Changes in existing and potential relationships with distributors and other business partners;

•	The costs involved in obtaining and enforcing patents, proprietary rights and necessary licences;

•	The costs and liability associated with patent infringement or other types of litigation;

•	The costs related to, and the success of, our operational efficiency focused activities;

•	Competing technological and market developments; and

•	The scope and timing of strategic acquisitions.

If additional financing is needed, we may seek to raise funds through the sale of equity or other securities or through bank borrowings. There can be no assurance that financing through the sale of securities, bank borrowings or otherwise will be available to us on satisfactory terms, or at all.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on a strategy centered on adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. We have made numerous acquisitions including the acquisition in 2024 of the biosensor assets of Waveform, and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product. During 2024 we also acquired Metabolomic Diagnostics which will grow our presence in the maternal health market, and we also entered the oncology space with the acquisition of Epicapture Limited.

Mergers and acquisitions of companies and assets are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. There can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

•	Insufficient revenue to offset increased expenses associated with acquisitions;

Our long-term success depends upon the successful development and commercialization of new products.

Our long-term viability and growth will depend upon the successful discovery, development and commercialization of new and enhanced products from our activities. In order to remain competitive, we are committed to significant expenditures on R&D and the commercialization of new or enhanced products. The R&D process generally takes a significant amount of time from product inception to commercial launch. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. We may have to abandon a new or enhanced product during its development phase after our investment of substantial time and money. During the fiscal years ended December 31, 2024, 2023 and 2022, we incurred US$10.9 million, US$1.8 million and US$4.5 million, respectively, in capitalised R&D expenses. Included in the US$10.9 million in 2024, we capitalised borrowing costs of US$2.1 million, in line with IAS 23. Due to the acquisition of the biosensor technology of Waveform in January 2024, we expect to incur significantly higher costs related to our research and development activities for the foreseeable future.

Successful products require significant development and investment, including testing to demonstrate their performance capabilities, cost-effectiveness or other benefits prior to commercialization. In addition, unless exempt, regulatory clearance or approval must be obtained before our medical device products may be sold. Additional development efforts on these products may be required before we are ready to submit applications for marketing authorisation to any regulatory authority. Regulatory authorities may not clear or approve these products for commercial sale or may substantially delay or condition clearance or approval. In addition, even if a product is successfully developed and all applicable regulatory clearances or approvals are obtained, there may be little or no market for the product. Accordingly, if we fail to develop and gain commercial acceptance for our products, or if we have to abandon a new product during its development phase, or if competitors develop more effective products or a greater number of successful new products, customers may decide to use products developed by our competitors. This would result in a loss of revenues and adversely affect our results of operations, cash flow and business.

Our future growth in the U.S. is dependent in part on the U.S. Food and Drug Administration (“FDA”) clearance of products. If FDA clearance is delayed or not achieved for these products, it could have a material impact on the future growth of our business.

Similarly, future growth outside of U.S. is dependent on clearance of products by the relevant regulatory authorities in those countries.

Consolidation of our customers or the formation of group purchasing organisations could result in increased pricing pressure and other changing conditions that could adversely affect our operating results.

The health care industry has undergone significant consolidation resulting in increased purchasing leverage for customers and consequently increased pricing pressures on our business. Additionally, some of our customers have become affiliated with group purchasing organisations. Group purchasing organisations typically offer members price discounts on laboratory supplies and equipment if they purchase a bundled group of one supplier’s products, which results in a reduction in the number of manufacturers selected to supply products to the group purchasing organization and increases the group purchasing organization’s ability to influence its members’ buying decisions. Further consolidation among customers or their continued affiliation with group purchasing organizations may result in significant pricing pressures and correspondingly reduce the gross margins of our business or may cause our customers to reduce their purchases of our products, thereby adversely affecting our business, prospects, operating results or financial condition.

The trend towards managed care, together with healthcare reform of the delivery system in the U.S. and efforts to reform in Europe, has resulted in increased pressure on healthcare providers and other participants in the healthcare industry to reduce selling prices. Consolidation among healthcare providers and consolidation among other participants in the healthcare industry has resulted in fewer, more powerful groups, whose purchasing power gives them cost containment leverage. In particular, there has been a consolidation of laboratories. These industry trends and competitive forces place constraints on the levels of overall pricing, and thus could have a material adverse effect on our gross margins for products we sell in clinical diagnostic markets.

The diagnostics industry is in transition, with a number of changes that affect the market for diagnostic test products. For example, major consolidation among reference laboratories through mergers and acquisitions and the formation of multi-hospital alliances in the past several years has reduced the number of institutional customers for diagnostic test products. There can be no assurance that we will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers. Further, this consolidation trend may result in the surviving companies having greater financial resources and technological capabilities, thereby intensifying competition in the industry, which could have a material adverse effect on our business.

We are dependent on third-party suppliers for certain critical components and the primary raw materials required for our test kits.

The primary raw materials required for Trinity Biotech’s test kits consist of antibodies, antigens or other reagents, glass fibre and packaging materials which are acquired from third parties. Our biosensor business and our HB A1C business, both rely on a supply of raw materials to manufacture polymers, electronics and specialist engineered components. If our third-party suppliers are unable or unwilling to supply or manufacture a required component or product or if they make changes to a component, product or manufacturing process or do not supply materials meeting our specifications, we may need to find another source and/or manufacturer. This could require that we perform additional development work.

Some of our products, which we acquire from third parties, are highly technical and are required to meet exacting specifications, and any quality control problems that we experience with respect to the products supplied by third-party vendors could adversely and materially affect our reputation, our attempts to complete our clinical trials or commercialization of our products and adversely and materially affect our business, operating results and prospects. We may also need to obtain FDA or other regulatory authorisations for the use of an alternative component or for certain changes to our products or manufacturing process. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory authorities and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including, warning letters, product recalls, termination of distribution, product seizures, or civil penalties. Completing that development and obtaining such authorisations could require significant time and expense and we may not obtain such authorisations on a timely basis, or at all. The availability of critical components and products from other third parties could also reduce our control over pricing, quality and timely delivery. These events could either disrupt our ability to manufacture and sell certain of our products into one or more markets or completely prevent us from doing so and could increase our costs. Any such event could have a material adverse effect on our results of operations, cash flow and business. Furthermore, since some of these suppliers are located outside of the United States, we are subject to export laws and import and customs regulations in many jurisdictions, which complicate and could delay shipments of components to us. In 2022, we experienced significant disruption to our international supply chain which caused some disruption to operations. There can be no assurance that disruptions of a similar nature will not occur in the future which may create significant challenges in fulfilling customer orders that we may not be able to overcome.

The ongoing uncertainty regarding the upheaval to global trade from significant international tariff changes represents a significant and growing risk to our business and could materially increase our cost of goods sold, disrupt supply chains, and delay production or fulfilment schedules. Although typically we do not plan to be dependent upon any one source for these critical components or raw materials, alternative sources of such raw materials or components with the characteristics and quality desired by us may not be available or commercially viable. Such unavailability could affect the quality of our products and our ability to meet orders for specific products.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

We are required to comply with the FDA’s Medical Device Reporting (“MDR”) requirements in the United States and comparable regulations worldwide, such as the Health Products Regulatory Authority (“HPRA”). For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are governed by the European In Vitro Diagnostic Medical Device Regulation (Regulation (EU) 2017/746) with three of the product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the regulation. We are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the competent authority in whose jurisdiction the incident occurred.

Were this to happen to us, the relevant competent authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the competent authority or it could require that our Notified Body, carry out the inspection or assessment.

We have reported MDRs in the past, and we anticipate that in the future it is likely that we may experience events that would require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, or agency actions, such as inspection, mandatory recall or other enforcement action.

Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

We may be subject to liability resulting from our products or services.

We may be subject to claims for personal injuries or other damages if any of our products, services, or any product which is made with the use or incorporation of any of our technologies, causes injury of any type or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or usage. There is no assurance that we would be successful in defending any product liability lawsuits brought against us. Regardless of merit or eventual outcome, product liability claims could result in:

•	Decreased demand for our products;

•	Lost revenues;

•	Damage to our image or reputation;

•	Costs related to litigation; and

•	Diversion of management time and attention;

We have global product liability insurance in place for our manufacturing subsidiaries up to a maximum of €6,500,000 (US$6,771,000) for any one accident, limited to a maximum of €6,500,000 (US$6,771,000) in any one-year period of insurance and is subject to a deductible. We also have professional indemnity insurance for the laboratory services business up to a maximum of US$5,000,000 for each claim and a US$7,000,000 aggregate limit. There can be no assurance that our product liability insurance is sufficient to protect us against liability that could have a material adverse effect on our business. In addition, although we believe that we will be able to continue to obtain adequate coverage in the future, there is no assurance that we will be able to do so at acceptable costs.

Our products may be subject to product recalls that could harm our reputation, business and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal, a correction, a safety alert or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or for other reasons. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, manufacturing or labelling or in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, modifications, design or labelling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated.

Companies are required to maintain certain records of post-market actions, even if they determine such actions are not reportable to the FDA. If we determine that certain actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted or failing to timely report or initiate a reportable product action. Further, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner.

The large amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet as of December 31, 2024, was US$51 million (December 31, 2023: US$16 million) (December 31, 2022: US$35 million). During 2024, the Company made a number of acquisitions which significantly increased the Company’s long-lived assets, which will be assessed for impairment each year. In the year ended December 31, 2024, we recorded total impairment charges of intangible assets of US$1.6 million (Year 2023: US$5.8 million) (Year 2022: US$4.6 million) as a result of our periodic impairment review. We may record further significant impairment charges in the future if there are changes in market conditions, a significant reduction in share price or other changes in the future outlook. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

Global economic conditions may have a material adverse impact on our results.

Uncertainty in global economic conditions may continue for the foreseeable future and intensify. The invasion of Ukraine by Russia and the Israel – Hamas war have destabilised markets, increased volatility and created uncertainty, particularly in energy supply and energy prices. This uncertainty poses a risk to the overall economy that could impact demand for our products, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions. Volatile economic conditions have adversely affected and could continue to adversely affect our financial performance and condition or those of our customers and suppliers. These circumstances could adversely affect our access to liquidity needed to conduct or expand our business or conduct future acquisitions, refinance existing debts, or make other discretionary investments. Many of our customers rely on public funding provided by federal, state and local governments, and this funding may be reduced or deferred as a result of economic conditions.

The ongoing uncertainty regarding the upheaval to global trade from significant international tariff changes represents a significant and growing risk to our business and could materially increase our cost of goods sold, disrupt supply chains, and delay production or fulfilment schedules.

If global economic conditions deteriorate significantly, our business could be negatively impacted, including such areas as reduced demand for our products from a slow-down in the general economy, supplier or customer disruptions resulting from tighter credit markets and/or temporary interruptions in our ability to conduct day-to-day transactions through our financial intermediaries involving the payment to or collection of funds from our customers, vendors and suppliers. These circumstances may adversely impact our customers and suppliers, which, in turn, could adversely affect their ability to purchase our products or supply us with necessary equipment, raw materials or components. Even with the improvement of economic conditions, it may take time for our customers and suppliers to establish new budgets and return to normal purchasing and shipping patterns. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

Products manufactured at our facilities in Bray, Ireland, Jamestown and Buffalo, New York and Kansas City, Missouri accounted for the majority of our revenues during the fiscal year ended December 31, 2024. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products and product components. 2024 continued to see interruptions to international supply chains which may continue for some time to come. If we do not negotiate long-term contracts, our suppliers will likely not be required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

•
contract manufacturers or suppliers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipments of our products;

•
we or our contract manufacturers and suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	we or our contract manufacturers and suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we or our contract manufacturers and suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•	we may experience delays in delivery by our contract manufacturers and suppliers due to changes in demand from us or their other customers;

•	fluctuations in demand for products that our contract manufacturers and suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	our suppliers or those of our contract manufacturer may wish to discontinue supplying components or services to us for risk management reasons;

•	we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	our contract manufacturers and suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfil our orders and meet our requirements.

The operations of our facilities or these third-party manufacturing facilities could be adversely affected by fire, power failures, natural or other disasters, such as earthquakes, floods, pandemics, or terrorist threats. Although we carry insurance to protect against certain business interruptions at our facilities, some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. There can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all.

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products and/or services. If we are unable to satisfy commercial demand for our products in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors’ products. In addition, we could be forced to secure new or alternative contract manufacturers or suppliers. Securing a replacement contract manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our products that are subject to FDA and/or other regulatory clearances or approvals.

We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation, and experience an adverse effect on our business and financial results. Any significant interruption in our or third-party manufacturing capabilities could materially and adversely affect our operating results.

Our inability to manufacture products in accordance with applicable specifications, performance standards or quality requirements could adversely affect our business.

The materials and processes used to manufacture our products must meet detailed specifications, performance standards and quality requirements to ensure our products will perform in accordance with their label claims, our customers’ expectations and applicable regulatory requirements.

As a result, our products and the materials used in their manufacture or assembly undergo regular inspections and quality testing. Factors such as defective materials or processes, mechanical failures, human errors, environmental conditions, changes in materials or production methods by our vendors, and other events or conditions could cause our products or the materials used to produce or assemble our products to fail inspections and quality testing or otherwise not perform in accordance with our label claims or the expectations of our customers.

Any failure or delay in our ability to meet the applicable specifications, performance standards, quality requirements or customer expectations could adversely affect our ability to manufacture and sell our products or comply with regulatory requirements. These events could, in turn, adversely affect our revenues and results of operations.

Our revenues are highly dependent on a network of distributors worldwide.

We currently distribute our product portfolio through distributors in approximately 100 countries worldwide. Our continuing economic success and financial security is dependent on our ability to secure effective channels of distribution on favourable trading terms with suitable distributors.

The loss or termination of our relationship with these key distributors could significantly disrupt our existing business unless suitable alternatives were quickly found or lost sales to one distributor are absorbed by another distributor. Finding a suitable alternative to a lost or terminated distributor may pose challenges in our industry’s competitive environment, and another suitable distributor may not be found on satisfactory terms, if at all. For instance, some distributors already have exclusive arrangements with our competitors, and others do not have the same level of penetration into our target markets as our existing distributors. If total revenue from these or any of our other significant distributors were to decrease in any material amount in the future or we are not successful in timely transitioning business to new distributors, our business, operating results and financial condition could be materially and adversely affected.

Our success depends on our ability to service and support our products directly or in collaboration with our strategic partners.

To the extent that we or our strategic partners fail to maintain a high-quality level of service and support for diagnostic products, there is a risk that the perceived quality of our products will be diminished in the marketplace. Likewise, we may fail to provide the level, quantity or quality of service expected by the marketplace. This could result in slower adoption rates and lower than anticipated utilisation of our products which could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our senior management team and other key employees, and the loss of one or more of these employees or the inability to attract and retain qualified personnel as necessary could adversely affect our operations.

Our success is dependent to a large extent upon the contributions of our key employees. In December 2023, our then CFO, John Gillard, was appointed CEO & President. Louise Tallon was appointed as CFO in August 2024. In April 2025, Louise Tallon was replaced by Susan O’Connor now serving as Interim CFO. In addition, during 2024 and early 2025 there were a number of changes to the Senior Management team reflecting the significant ongoing transformation and focus on new business areas.

The effectiveness of our senior leadership team generally, and any further transition as a result of these changes, could have a significant impact on our results of operations. Management transition is often difficult and inherently causes some loss of institutional knowledge, which could negatively affect our results of operations and financial condition. Our ability to execute our business strategies may be adversely affected by the uncertainty associated with these transitions. We may not be able to attract or retain a sufficient number of qualified employees in the future due to the intense competition for qualified personnel among medical products and other life science businesses.

If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to effectively manufacture, sell and market our products, to meet the demands of our strategic partners in a timely fashion, or to support research, development and clinical programs. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists and other personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms.

Cybersecurity risks, including cyberattacks or data breaches, could disrupt our operations, compromise sensitive data, and adversely affect our business.

We rely extensively on information technology systems and networks to securely process, transmit and store electronic information, including confidential and personal information relating to our employees, customers, and business operations. These systems are critical to the operation of our global business, including product manufacturing, distribution, research and development, clinical trials, customer service, and financial reporting.

Like many other companies, we are subject to increasing cybersecurity threats, including the risk of system breaches, ransomware, malware, phishing attacks, and other malicious activity. Security incidents, whether from external actors or internal sources, can result in operational disruption, shutdowns, corruption or loss of critical data and software, unauthorised access or disclosure of confidential information, and reputational harm.

We invest in technologies and processes designed to protect our information assets and mitigate cybersecurity threats. These include multi-factor authentication, data encryption, antivirus and endpoint protection, next-generation firewalls, cloud backups, end-user training (including simulated phishing exercises), and comprehensive policies for information security and data privacy. Despite these efforts, our IT systems and infrastructure may still be vulnerable to attack or breach due to the sophistication of threat actors, human error, equipment failure, or other disruptions.

We have experienced cyberattacks in the past, though none have had a material impact on our operations to date.

The age and configuration of our IT infrastructure varies by location, and our business continuity and disaster recovery capabilities may be less robust at certain sites. As a result, our ability to respond to or recover from a cybersecurity incident may be inconsistent across geographies.

A significant breach of our systems could result in the unauthorised disclosure of personal data, including personally identifiable information (PII) or protected health information (PHI), or other confidential business information. This could subject us to legal liability, regulatory penalties, breach notification requirements, and damage to our reputation, potentially resulting in loss of customers or revenue.

We are also subject to a complex and evolving regulatory landscape in data privacy and cybersecurity. Compliance with privacy and data protection laws, such as the EU’s General Data Protection Regulation (GDPR), U.S. state-level privacy laws, and similar frameworks in other jurisdictions, may result in significant costs and operational changes. In particular, Section 3305 of the Food and Drug Omnibus Reform Act of 2022 (FDORA) imposes specific cybersecurity obligations on manufacturers of certain medical devices. This includes maintaining processes for monitoring and remediating vulnerabilities, providing a software bill of materials, and ensuring continued security of the device and its related systems. A failure to comply with these requirements may constitute a prohibited act.

We have conducted appropriate cybersecurity assessments for relevant products in accordance with FDA, AAMI, and ANSI standards applicable at the time of approval. However, as the regulatory landscape continues to evolve, we may be required to make additional investments to maintain compliance and address emerging cybersecurity expectations for connected health technologies.

Cybersecurity incidents could also distract management or key personnel from core business operations and negatively impact our financial condition, results of operations, or business strategy.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

A substantial portion of our operations are based in Ireland, and Europe is one of our main sales territories. As a result, changes in the exchange rate between the U.S. Dollar and the Euro can have significant effects on our results of operations. In addition, in markets where we invoice in U.S. Dollars but where the local currency has weakened, we have been required to reduce our pricing in order to preserve our competitiveness. We have an exposure to the Canadian Dollar through our Canadian operations and to the Brazilian Real through our Brazilian subsidiary. We also have revenues and costs denominated in British Sterling.

The ongoing geopolitical uncertainty, inflation and central bank actions may lead to greater volatility in currency exchange rates globally. In the future, we may enter into hedging instruments to manage our currency exchange rate risk. However, our attempts to hedge against these risks may not be successful. If we are unable to successfully hedge against unfavourable foreign currency exchange rate movements, our consolidated financial results may be adversely impacted.

 Tax matters, including disagreements with taxing authorities, the changes in corporate tax rates and imposition of new taxes could impact our results of operations and financial condition.

We are subject to regular reviews, examinations, and audits by tax authorities in a number of jurisdictions across the world with respect to our taxes. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

A significant portion of our business is located in the U.S. and is subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. Changes to the US tax code could have a significant impact on our profitability. Changes to the tax code could also affect our valuation of deferred tax assets and liabilities. Any such change in valuation would have a material impact on our income tax expense and deferred tax balances.

Public health emergencies, epidemics or pandemics, such as the emergence and spread of pandemics, such as Covid-19, have the potential to significantly impact our operations through a decrease in demand for our products, interruption to business and a reduction in staff availability.

The Covid‑19 pandemic had a material impact on the healthcare industry and specifically the medical diagnostics sector in which we operate. The reduced but continuing uncertainty around global pandemics could have an adverse effect on our operating results, cash flows, financial condition and/or prospects.

The global spread of Covid‑19 and the public healthcare measures implemented by governments, such as quarantines and the temporary closure of businesses led and could again in the future lead to fewer patients presenting themselves for medical check-ups resulting in a fall in demand for certain of our products which may or may not be offset by increased demand within our Covid-19 related portfolio of products. Furthermore, funding allocated to combatting Covid-19 or other pandemics, may result in a reduction or a postponement in the funding available for other diseases, conditions and disorders that our products are used to diagnose.

We operate in a labour‑intensive industry where employees’, contractors’ and customers’ activities can be adversely impacted by the availability of people to produce, manufacture or install our products. Covid-19 lead to the temporary closure of our manufacturing sites and associated furloughing of some staff. Furthermore, Covid-19 reduced our ability to visit customers and suppliers and required some of our staff to work from home in line with public health measures. Any significant loss of employee resources for a sustained period of time due to lockdown restrictions, self‑isolation or sickness as a result of a public health emergency could impact our ability to produce, manufacture and deliver goods. Similarly, our customer facing activities could be adversely impacted by similar employee availability issues.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s ADS’s could be materially and adversely affected.

Risks Related to Government Regulations

Clinical trials necessary to support future premarket submissions will be expensive and will require enrolment of suitable patients who may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support approval of future products under development, is time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies will require the enrolment of patients who may be difficult to identify and recruit. Patient enrolment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, and the availability of appropriate clinical trial investigators. Patients may not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA and/or other regulatory authorities may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Any challenges to patient enrolment may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, FDA and/or other regulatory authorities may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

Our facilities and our clinical investigational sites operate under procedures that govern the conduct and management of FDA-regulated clinical studies under 21 CFR Parts 50, 56 and 812, and Good Clinical Practices. Although the majority of our in-vitro diagnostic (“IVD”) clinical studies meet the definition of exempted investigations under 21 Part 812 and are exempt from the Investigational Device Exemption (“IDE”) regulations in 21 CFR Part 812, we are still required to meet the requirements of 21 CFR Parts 50 and 56 for informed consent and Institutional Review Board (“IRB”) approval. The FDA may conduct Bioresearch Monitoring (“BiMo”) inspections of us and/or our clinical sites to assess compliance with FDA regulations, our procedures, and the clinical protocol. If the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to the above FDA enforcement action as well as refusal to accept all or part of our data in support of a 510(k) or PMA and/or we may need to conduct additional studies.

In relation to World Health Organisation (WHO) qualification, our IVD clinical studies are required to meet all the requirements of the TSS-1: Human Immunodeficiency Virus (HIV) rapid diagnostic tests for professional use. If we are not operating in compliance with this regulation, we could be subject to WHO enforcement action. In addition, our IVD clinical studies are required to meet the requirements of:

•	WMA Declaration of Helsinki – Ethical Principles for Medical Research Involving Human Subjects (2013);

•	ICH Harmonised Guidelines - Integrated Addendum to ICH E6 (R2) Guideline for Good Clinical Practice (Nov 2016);

•	ISO 20916:2019 In vitro diagnostic medical devices — Clinical performance studies using specimens from human subjects — Good study practice; and

•	ISO 14155:2020: Clinical investigation of medical devices for human subjects – Good clinical practice.

If the third parties on whom we rely to conduct our pre-clinical studies and clinical trials and to assist in pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval or commercialize our products.

We may not have the ability to independently conduct our pre-clinical studies and clinical trials for our products and we may rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our pre-clinical or clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or other regulatory authorities will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Our promotional materials must comply with FDA and other applicable laws and regulations. We believe that the specific uses for which our products are marketed fall within the scope of the indications for use that have been cleared or approved by the FDA or other relevant regulatory authorities. However, the FDA and/or the other relevant regulatory authorities could disagree and require us to stop promoting our products for those specific uses until we obtain clearance or approval for them. In addition, if the FDA or other relevant regulatory authorities determines that our promotional materials constitute promotion of an unapproved use, it could demand that we modify our promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties.

It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

The FDA recently modified its policy of enforcement discretion with respect to our laboratory developed tests. We could incur substantial costs and delays associated with trying to obtain premarket clearance or other approvals.

Historically, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to laboratory developed tests (“LDTs”), although reagents, instruments, software or components provided by third parties and used to perform LDTs may be subject to FDA regulation. The FDA defines the term “laboratory developed test” as an in vitro diagnostics (“IVD”) test that is intended for clinical use and designed, manufactured and used within a single laboratory. Until 2014, the FDA exercised enforcement discretion such that it did not enforce provisions of the Food, Drug, and Cosmetic Act, or FDA Act, with respect to LDTs. In July 2014, due to the increased proliferation of LDTs for complex diagnostic testing, and concerns with several high-risk LDTs related to lack of evidentiary support for claims and erroneous results, the FDA provided notice that it intended to issue draft guidance to collect information from laboratories regarding their current LDTs and newly developed LDTs through a notification process.

On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amended the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory. The FDA’s ruling of April 29th, 2024, that significantly enhanced its regulatory authority over laboratory-developed tests (LDTs), which are developed and used within a single laboratory was overturned on March 31st, 2025.  The U.S. District Court for the Eastern District of Texas vacated the FDA's final rule, stating that the FDA exceeded its authority under the Federal Food, Drug, and Cosmetic Act. This means that, for now, the FDA's new regulations will not go into effect, and laboratories will not need to obtain FDA clearance to market their LDTs. If the district court’s decision stands, FDA’s regulation of LDTs could be viewed as a legal nullity, as FDA could no longer regulate LDTs as medical devices under the ruling. This may mean that these LDTs would continue to be marketed solely under the Clinical Laboratories Improvement Act of 1967 (CLIA).

Ongoing compliance with FDA regulations increases the cost of conducting our business, and may subject us to heightened regulation by the FDA and penalties in the event of failure to comply with these requirements.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Our medical device products and operations are subject to rigorous government regulation in the United States by the FDA, and numerous other federal, state and foreign governmental authorities, as well as and by comparable regulatory authorities in other jurisdictions such as the HPRA in Ireland. In particular, we are subject to strict governmental controls on the development, manufacture, labelling, storage, testing, advertising, promotion, marketing, distribution and import and export of our products. In addition, we or our distributors are often required to register with and/or obtain clearances or approvals from foreign governments or regulatory bodies before we can import and sell our products in foreign countries. The clearance and approval process for our products, while variable across countries, is generally lengthy, time consuming, detailed and expensive.

The process of obtaining and maintaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”), or is the subject of an approved premarket approval application (“PMA”) unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA.

The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labelling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. The 510(k) clearance process usually takes from three to 12 months, but it can take longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

In the United States, many of our currently commercialized products have received pre-market clearance under Section 510(k) of the FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or cancelled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	insufficient data from our pre-clinical studies and clinical trials to support clearance or approval, where required; and

•	the failure of the manufacturing process or facilities we use to meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretation of its policies and regulations which may lead to enforced modifications, restrictions, discontinuation, etc. of some of our products, even if they were previously approved.

Our continued success is dependent on our ability to develop and market new or updated products, some of which are currently awaiting clearance or approval from the applicable regulatory authorities. There is no certainty that such clearance or approval will be granted or, even once granted, will not be revoked during the continuing review and monitoring process. Further, regulatory authorities, including the FDA, may not approve or clear our future products for the indications that are necessary or desirable for successful commercialization. A regulatory authority may impose requirements as a condition to granting a marketing authorisation, may include significant restrictions or limitations as part of a marketing authorisation it grants and may delay or refuse to authorise a product for marketing, even though a product has been authorised for marketing without restrictions or limitations in another country or by another agency. Failure to receive clearance or approval for our new products, or commercially undesirable limitations on our clearances or approvals, would have an adverse effect on our ability to expand our business. Modifications made to our products may invalidate previously granted regulatory approvals which may lead to revised regulatory clearances, enforced modifications, restrictions, discontinuation, etc. of some of our products.

On September 29, 2023, the FDA proposed a new rule which was adopted on April 29, 2024, which amended the FDA’s regulations to make explicit that IVDs are devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the IVD is a laboratory.

The FDA’s ruling of April 29th, 2024, that significantly enhanced its regulatory authority over laboratory-developed tests (LDTs), which are developed and used within a single laboratory was overturned on March 31st, 2025.  The U.S. District Court for the Eastern District of Texas vacated the FDA's final rule, stating that the FDA exceeded its authority under the Federal Food, Drug, and Cosmetic Act. This means that, for now, the FDA's new regulations will not go into effect, and laboratories will not need to obtain FDA clearance to market their LDTs. If the district court’s decision stands, FDA’s regulation of LDTs could be viewed as a legal nullity, as FDA could no longer regulate LDTs as medical devices under the ruling. This may mean that these LDTs would continue to be marketed solely under the Clinical Laboratories Improvement Act of 1967 (CLIA).

Failure to comply with FDA or other regulatory requirements may require us to suspend production of our products or institute a recall which could result in higher costs and a loss of revenues.

Even after we obtain clearance or approval for our medical devices, we are still subject to ongoing and extensive post market regulatory requirements. Regulation by the FDA and other federal, state and foreign regulatory agencies, such as the HPRA in E.U., impacts many aspects of our operations, and the operations of our suppliers and distributors, including manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion, marketing, record keeping, import and export. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our products. Our manufacturing facilities and those of our suppliers and distributors are, or can be, subject to periodic regulatory inspections by the FDA to assess compliance with the QSR and other regulations, and by other comparable foreign regulatory authorities with respect to similar requirements in other jurisdictions. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the performance of approved products or place conditions on any product clearances or approvals that could restrict the commercial applications of those products. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement and refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Other regulatory authorities have similar sanctions in their respective jurisdictions.

If any of these actions were to occur, they may harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that our promotional materials, labelling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labelling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

In the ordinary course of business, we must frequently make subjective judgments with respect to compliance with applicable laws and regulations. If regulators subsequently disagree with the manner in which we have sought to comply with these regulations, we could be subjected to substantial civil and criminal penalties, as well as product recall, seizure or injunction with respect to the sale of our products. The assessment of any civil and criminal penalties against us could severely impair our reputation within the industry and any limitation on our ability to manufacture and market our products could have a material adverse effect on our business.

In addition to the FDA and other regulations described above, laws and regulations in some countries may restrict our ability to sell products in those countries. While we intend to comply with any applicable restrictions, there is no guarantee we will be successful in these efforts.

We must also comply with numerous laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, disposal of hazardous substances and labour or employment practices. Compliance with these laws or any new or changed laws regulating our business could result in substantial costs. Because of the number and extent of the laws and regulations affecting our industry, and the number of governmental agencies whose actions could affect our operations, it is impossible to reliably predict the full nature and impact of these requirements. To the extent the costs and procedures associated with complying with these laws and requirements are substantial or it is determined that we do not comply, our business and results of operations could be adversely affected.

Modifications to our products, may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Any modification to a 510(k)-cleared device in the United States that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to previously cleared products for which we conclude that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

We are subject to export controls and economic sanctions laws, and our customers and distributors are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our products are subject to U.S. export controls and sanctions regulations and we would be permitted to export such solutions to certain destinations outside the U.S. only by first obtaining an export license from the U.S. government, or by utilizing an existing export license exception/General License, or after clearing U.S. government agency review. Obtaining the necessary export license or accomplishing a U.S. government review for a particular export may be time-consuming and may result in the delay or loss of sales opportunities.

Although we take precautions to prevent our products from being provided in violation of U.S. export control and economic sanctions laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our distributors as well as to us. Any failure by our distributors to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

Changes or new versions of our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our distributors from deploying our products globally or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential international customers. Any decreased use of our principal products or limitation on our ability to export or sell such products would likely adversely affect our business, financial condition and operating results.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition.

Changes in healthcare regulation could affect our revenues, costs and financial condition.

In the United States in recent years, there have been numerous initiatives at the federal and state level for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government-funded programs, to minor modifications to existing programs. One example is the Patient Protection and Affordable Care Act, the Federal healthcare reform law enacted in 2010 (the “Affordable Care Act”). Similar reforms may occur internationally.

Third party payors, such as Medicare and Medicaid in the United States, have reduced their reimbursements for certain medical products and services. Our business is impacted by the level of reimbursement available for clinical tests from third party payors. In the United States payment for many diagnostic tests furnished to Medicare  fee-for-service beneficiaries is made based on the Medicare Clinical Laboratory Fee Schedule (CLFS), a fee schedule established and adjusted from time to time by the Centers for Medicare and Medicaid Services (CMS). Some commercial payors are guided by the CLFS in establishing their reimbursement rates. Laboratories and clinicians may decide not to order or perform certain clinical diagnostic tests if third party payments are inadequate, and we cannot predict whether third party payors will offer adequate reimbursement for tests utilizing our products to make them commercially attractive. Legislation, such as the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act and the Middle Class Tax Relief and Job Creation Act of 2012, has reduced the payments for clinical laboratory services paid under the CLFS. In addition, the Medicare for All Act of 2021 (M4A) has made significant changes to the way Medicare will pay for clinical laboratory services, which has further reduced reimbursement rates.

Legislative and regulatory bodies are likely to continue to pursue healthcare reform initiatives in many forms and may continue to reduce funding in an effort to lower overall federal healthcare spending. The U.S. government recently enacted legislation that eliminated what is known as the “individual mandate” under the Affordable Care Act and may enact other changes in the future. The ultimate content and timing of any of these types of changes in other healthcare reform legislation and the resulting impact on us are impossible to predict. If significant reforms are made to the healthcare system in the U.S., or in other jurisdictions, those reforms may increase our costs or otherwise have an adverse effect on our financial condition and results of operations.

Our laboratory business could be harmed from the loss or suspension of a licence or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), or those of other state or local agencies.

Our laboratory operated by our subsidiary Immco Diagnostics Inc. (“Immco”) is subject to CLIA, which is administered by CMS and extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA is designed to ensure the quality and reliability of clinical laboratories by, among other things, mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. Laboratories must undergo on-site surveys at least every two years, which may be conducted by the Federal CLIA program or by a private CMS approved accrediting agency such as the College of American Pathologists, among others. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties.

We are also subject to regulation of laboratory operations under state clinical laboratory laws of New York and of certain other states from where we accept specimens. State clinical laboratory laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records. For example, California requires that we maintain a licence to conduct testing in California, and California law establishes standards for our day-to-day laboratory operations, including the training and skill required of laboratory personnel and quality control.

In some respects, notably with respect to qualifications of testing personnel, California’s clinical laboratory laws impose more rigorous standards than does CLIA. Certain other states, including Florida, Maryland, New York and Pennsylvania, require that we hold licences to test specimens from patients residing in those states, and additional states may require similar licences in the future. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licences, certificates and authorisations, which could adversely affect our business and results of operations.

We are also subject to various federal and state laws targeting fraud and abuse in the healthcare industry.

If we fail to comply with federal and state health care laws, including fraud and abuse, false claims, physician payment transparency and privacy and security laws, we could face substantial penalties and our business, operations and financial condition could be adversely affected. We are subject to anti-kickback laws, self-referral laws, false claims laws, and laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of our products. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and wilfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the Physician Self-Referral Law, also known as the “Stark Law”, which provides for strict liability for referrals by physicians to entities with which they or their immediate family members have a financial arrangement for certain designated health services, including clinical laboratory services provided by our CLIA-certified laboratory owned and operated by our subsidiary Immco Diagnostics Inc., that are reimbursable by federal healthcare programs, unless an exception applies. Penalties for violating the Stark Law include denial of payment, civil monetary penalties of up to fifteen thousand dollars per claim submitted, and exclusion from federal health care programs, as well as a penalty of up to one-hundred thousand dollars for attempts to circumvent the law;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal third-party payers that are false or fraudulent. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Often, to avoid the threat of treble damages and penalties under the False Claims Act, which in 2020 were $11,665 to $23,331 per false claim, companies will resolve allegations in a settlement without admitting liability to avoid the potential treble damages. Any such settlement could materially affect our business, financial operations, and reputation;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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federal criminal laws that prohibit executing a scheme to defraud any federal healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

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the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS, information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners. Manufacturers are required to submit reports to CMS by the 90th day of each calendar year. We cannot assure you that we have and will successfully report all transfers of value by us, and any failure to comply could result in significant fines and penalties. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations;

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federal and state laws governing the certification and licensing of clinical laboratories, including operational, personnel and quality requirements designed to ensure that testing services are accurate and timely, and federal and state laws governing the health and safety of clinical laboratory employees;

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the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits corporations and individuals from paying, offering to pay or authorising the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity; the UK Bribery Act, which prohibits both domestic and international bribery, as well as bribery across both public and private sectors; and bribery provisions contained in the German Criminal Code, which makes the corruption and corruptibility of physicians in private practice and other healthcare professionals a criminal offense; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbours available under such laws, it is possible that some of our business activities, including our relationships with physicians and other healthcare providers, some of whom may recommend, purchase and/or order our tests, our sales and marketing efforts and certain arrangements with customers, including those where we provide our instrumentation for free in exchange for minimum purchase requirements of our reagents, and our billing and claims processing practices, could be subject to challenge under one or more of such laws. By way of example, some of our consulting arrangements with physicians do not meet all of the criteria of the personal services safe harbour under the federal Anti-Kickback Statute. Accordingly, they do not qualify for safe harbour protection from government prosecution. A business arrangement that does not substantially comply with a safe harbour, however, is not necessarily illegal under the Anti-Kickback Statute, but may be subject to additional scrutiny by the government. We are also exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors and distributors may engage in fraudulent or other illegal activity. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

To enforce compliance with the federal laws, the U.S. Department of Justice (“DOJ”), has recently increased its scrutiny of interactions between health care companies and health care providers, which has led to a number of investigations, prosecutions, convictions and settlements in the health care industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. In addition, settlements with the DOJ or other law enforcement agencies have forced healthcare providers to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We have not yet developed a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we are or may become subject. Although the development and implementation of such compliance programs can mitigate the risk of investigation, prosecution, and penalties assessed for violations of these laws, or any other laws that may apply to us, the risks cannot be entirely eliminated.

If our operations are found to be in violation of any of the laws described above or any other laws and regulations that apply to us, we could receive adverse publicity, face enforcement action and be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our results of operations.

Compliance with regulations governing public company corporate governance and reporting is complex and expensive.

Many laws and regulations impose obligations on public companies, which have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. Our implementation of certain aspects of these laws and regulations has required and will continue to require substantial management time and oversight and may require us to incur significant additional accounting and legal costs. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the ultimate amount of additional costs we may incur or the timing of such costs. These laws and regulations are also subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Although we are committed to maintaining high standards of corporate governance and public disclosure, if we fail to comply with any of these requirements, legal proceedings may be initiated against us, which may adversely affect our business.

Risks Related to Our Intellectual Property

We may be unable to protect or obtain proprietary rights that we utilise or intend to utilise.

In developing and manufacturing our products, we employ a variety of proprietary and patented technologies. In addition, we have licenced, and expect to continue to licence, various complementary technologies and methods from academic institutions and public and private companies. We cannot provide any assurance that the technologies that we own or licence provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licences or proprietary or patented technologies in the future, or that licences granted to us by third parties will not be granted to other third parties who could potentially compete with us.

From time-to-time, certain companies have asserted exclusive patent, copyright and other intellectual property rights to technologies that are important to the industry in which we operate. If any of such claims relate to our planned products, we intend to evaluate such claims and, if appropriate, seek a licence to use the protected technology. There can be no assurance that we would be able to obtain licences to use such technology or, obtain such licences on satisfactory commercial terms. If we or our suppliers are unable to obtain or maintain a licence to any such protected technology that might be used in our products, we could be prohibited from marketing such products. We could also incur substantial costs to redesign our products or to defend any legal action taken against us. If Trinity Biotech’s products should be found to infringe protected technology, we could also be required to pay damages to the infringed party.

Filing, prosecuting and defending patents covering our current and future products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licenced patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

The scope of the patent protection we obtain may not be sufficiently broad to compete effectively in our markets; our patent applications could be rejected or the existing patents could be challenged; and trade secrets and confidential know-how could be obtained by competitors.

Trinity Biotech currently owns a number of active patents, some with protection across multiple countries. Patents have a life of up to 20 years, and we are generally filing new patents on an ongoing basis to protect our intellectual property. We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own, or in-licence, may fail to result in issued patents with claims that cover our current products or any future products in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application.

We can provide no assurance that third parties will not challenge the validity, enforceability or scope of the patents Trinity Biotech may apply for, or obtain, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licenced to us could deprive us of rights necessary for the successful commercialization of any products covered by those patents.

Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product under patent protection could be reduced. We can provide no assurance that our patents will continue to be commercially valuable.

Trade secrets and confidential know-how are important to our scientific and commercial success. Although we seek to protect our proprietary information through confidentiality agreements and other contracts, we can provide no assurance that others will not independently develop the same or similar information or gain access to our proprietary information.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Organization (“USPTO”) and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalise and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our current or future products, our competitors might be able to enter the market, which would have an adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Depending on actions by the U.S. Congress, the federal Courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licenced or that we might obtain in the future. Similar changes could happen to patent laws outside of the United States which would have the same consequences.

For example, the United States has enacted and implemented wide-ranging patent reform legislation, which could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of our issued patents, all of which could have an adverse effect on our business and financial condition.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

Litigation over intellectual property rights is prevalent in the diagnostic industry, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter party review, and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions.

As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. For example, because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products may infringe. The biosensor industry, including the CGM industry, is a highly innovative area with a number of industry participants developing intellectual property portfolios over many years. As such there can be no guarantee that the technology acquired from Waveform or further developed by us, will not infringe on other parties existing IP portfolios.

Defence of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of managerial and financial resources from our business. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialise one or more of our products. The pendency of any litigation may cause our distributors and customers to reduce or terminate purchases of our products. If found to infringe, we may have to pay substantial damages, including treble damages and attorneys’ fees for wilful infringement, obtain one or more licences from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. Any substantial loss resulting from such a claim could cause our revenues to decrease and have a material adverse effect on our profitability, and the damage to our reputation in the industry could have a material adverse effect on our business.

If we need to obtain a licence as a result of litigation, we cannot predict whether any such licence would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licences from third parties to advance our research or allow commercialisation of our products. We may fail to obtain any of these licences at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialise one or more of our products, which could harm our business significantly.

We may be involved in lawsuits to enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorised use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a Court may decide that a patent of ours or our licensors is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defence proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licenced, we may have limited or no right to participate in the defence of any licenced patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future products. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a licence on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ADSs.

Risks Related to Ownership of our ADSs

MiCo and Perceptive own approximately 12.5% and 9.6% respectively of the voting share capital of our Company, which may give each of these shareholders a significant influence over our management and affairs and may deter a change in control or other transaction that may otherwise be favorable to our shareholders.

MiCo owns 2.2 million of our ADSs, which represents approximately 12.5% of the outstanding voting share capital of our Company (15.8% on a fully diluted basis, including shares issuable upon conversion of the convertible note issued to MiCo). Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited.  Under the terms of the MiCo convertible note and the purchase agreement for those ADSs, MiCo is entitled to nominate a total of up to four individuals, three of whom must be independent of MiCo, for consideration by the nomination committee of the board of directors of the Company for appointment as directors for as long as MiCo continues to hold qualifying amounts of ADSs or principal value of the convertible note or converted ADSs, as applicable. Because of its ownership interest and right to nominate directors, MiCo may have significant influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of MiCo, regardless of the impact of such transactions on our other shareholders. The interests of MiCo may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Perceptive, our principal lender, owns 1.79 million of our ADSs which represents approximately 9.6% of the outstanding voting share capital of our Company. Perceptive also owns warrants to purchase an additional 3.25 million ADSs. Of these, 2.5 million warrants have an exercise price of US$0.80 per ADS, with the remaining 0.75 million warrants have an exercise price of US$0.86 per ADS. Because of its ownership interest and its position as the Company’s principal lender, Perceptive may have significant influence over our management and affairs for the foreseeable future.

This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of Perceptive, regardless of the impact of such transactions on our other shareholders.

The Nasdaq Global Select Market imposes listing standards on our ADSs that we may not be able to fulfill in the future, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Global Select Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our ADSs to remain listed.

The Company received deficiency letters from Nasdaq in 2023. In April 2023, Nasdaq notified us that we were not in compliance with the Minimum Bid Price requirement. To regain compliance and to facilitate investment from a broader pool of potential investors, we effected an ADS Ratio Change on February 23, 2024, pursuant to which the ADS to ordinary share ratio changed from one ADS representing four ordinary shares to one ADS representing 20 ordinary shares.  We received another deficiency letter from Nasdaq in November 2023 notifying us that we were not in compliance with the MVPHS requirement at that time.  Although Nasdaq determined in November 2024 that we had regained compliance with the MVPHS requirement, it did not preclude Nasdaq from monitoring our continued compliance and issuing the more recent deficiency letter regarding our current compliance with the MVPHS requirement.

On March 14, 2025, we received two deficiency letters from the Listing Qualifications Department of Nasdaq (the “Staff”). One deficiency letter notified us that we are not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listed on the Nasdaq Global Select Market. For continued listing, companies are required to maintain a minimum MVPHS of $15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. The other deficiency letter notified us that for the preceding 30 consecutive business days, the ADSs did not maintain a minimum closing bid price of $1.00 (the “Minimum Bid Price”) per ADS, as required by Nasdaq Listing Rule 5450(a)(1).

In accordance with the Nasdaq Listing Rules, we have 180 calendar days from the date of the deficiency notices, or until September 10, 2025, to regain compliance with the minimum MVPHS requirement and the Minimum Bid Price requirement.

To regain compliance with the MVPHS requirement, the Company’s MVPHS must exceed $15 million for a minimum of ten consecutive business days. If the Company does not regain compliance with the minimum MVPHS requirement by September 10, 2025, Nasdaq will provide written notification to the Company that its ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules; however, there can be no assurance that the Company will satisfy the minimum MVPHS requirement or that any such appeal would be successful.

To regain compliance with the Minimum Bid Price requirement, the closing bid price of the Company’s ADSs must meet or exceed US $1.00 for at least ten consecutive business days during the 180-calendar day cure period. In the event the Company does not regain compliance with the Minimum Bid Price Requirement in that period, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for MVPHS and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provide written notice to the Staff of our intention to cure the deficiency during the second compliance period. However, if it appears to the Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our ADSs will be subject to delisting.

The Company successfully achieved both the MVPHS and the Minimum Bid Price requirements for a period of ten consecutive business days ending August 25, 2025. As such, the Company expects to receive confirmation that it has regained compliance with the Nasdaq Listing Rules.

If our ADSs are ultimately delisted from Nasdaq and we are unable to successfully transfer the listing of our ADSs to The Nasdaq Capital Market, our ADSs would likely then trade only in the over-the-counter market and the market liquidity of our ADSs could be adversely affected and their market price could decrease. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ADSs. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer whose ADSs are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ listing rules. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ listing rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. In addition, as foreign private issuer, we are not required to file quarterly reviewed financial statements. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ADSs may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a Court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our ADSs and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of ADSs would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ADSs. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of ADSs.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2025, the market price of our ADSs fluctuated from a high of US$1.36 per ADS to a low of US$0.57 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

•	announcements of new products by us or others;

•	announcements by us of significant acquisitions, disposals, strategic partnerships, in-licensing, joint ventures or capital commitments;

•	the developments of the businesses and projects of our various subsidiaries;

•	expiration or terminations of licences, research contracts or other collaboration agreements;

•	public concern as to the safety of the products we sell;

•	the volatility of market prices for shares of companies with whom we compete;

•	developments concerning intellectual property rights or regulatory approvals;

•	variations in our and our competitors’ results of operations;

•	changes in revenues, gross profits and earnings announced by us;

•	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

•	fluctuations in the share price of our publicly traded subsidiaries;

•	changes in government regulations or patent decisions; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our securities and result in substantial losses by our investors.

We expect we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

We expect we will require additional capital in the future. If we continue to incur losses, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings, and asset sales, etc. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licences on terms that are not favorable to us.

Future sales of our ADSs and additional ADSs issuable upon exercise of warrants could reduce the market price of the ADSs.

Substantial sales of our ADSs may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs. The issuance of any additional ADSs, or any securities that are exercisable for or convertible into our ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing holders of ADSs. The fact that substantial amounts of ADSs could be sold in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

The conversion of our outstanding share options and warrants would dilute the ownership interest of existing shareholders.

The total share options exercisable as at March 31, 2025, are convertible into American Depository Shares (ADSs), 1 ADS representing 20 A ordinary shares. The exercise of the outstanding share options will likely occur only when the conversion price is below the trading price of our ADSs and will dilute the ownership interests of existing shareholders. For instance, if all of the vested and exercisable options outstanding at March 31, 2025 were exercised, the Company would have to issue 23,574,589 additional ordinary shares (1,178,729 ADSs). Similarly, if all of the outstanding warrants to purchase ordinary shares at March 31, 2025 were exercised, the Company would have to issue 51,200,000 A ordinary shares (2,560,000 ADSs).

It could be difficult for U.S. holders of ADSs to enforce any securities laws claims against us, our officers or our directors in Irish courts.

At present, no treaty exists between the United States and Ireland for the reciprocal enforcement of foreign judgments. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be recognized or enforceable in Ireland. A judgment of the U.S. courts will be enforced by the Irish courts, by way of separate action in Ireland, if the following general requirements are met:

•	the debt is for a liquidated or defined sum;

•
the procedural rules of the U.S. court must have been observed and the U.S. court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

•
the judgment must be final and conclusive and the decree must be final and unalterable in the U.S. court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. If the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive.

However, the Irish courts may, in certain circumstances refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons:

•	if the judgment is not for a debt or a definite sum of money;

•	if the judgment was obtained or alleged to have been obtained by fraud;

•
if the process and decision of the U.S. courts were contrary to natural or constitutional justice under the laws of Ireland and if the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

•
if the judgment is contrary to Irish public policy or involves certain United States laws which will not be enforced in Ireland or constitute the enforcement of a judgment of a penal or taxation nature;

•
if jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules;

•	there is no practical benefit to the party in whose favor the foreign judgment is made in seeking to have that judgment enforced in Ireland, or

•	if the judgment is not consistent with a judgment of an Irish court in respect of the same matter.

We have no plans to pay dividends on our ADSs, and ADS holders may not receive funds without selling the ADSs.

We do not expect to pay any cash dividends on our ADSs for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth and, therefore, we have no plans to pay cash dividends at this time. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual restrictions, and other factors that our board of directors deems relevant. Accordingly, ADS holders may have to sell some or all of the ADSs in order to generate cash from your investment. You may not receive a gain on your investment when you sell the ADSs and may lose the entire amount of your investment.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders, cast any votes at such meetings or otherwise exercise the rights of registered shareholders set out in our articles of association or in Irish law. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement with the depositary, you may vote only by giving voting instructions to the depositary, as the registered holder of the Class A ordinary shares underlying the ADSs. If the depositary asks for your instructions, then upon receipt of such voting instructions, it will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for such general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you instructed.

Performance Review

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues – continuing operations

Our revenues from continuing operations for the year ended December 31, 2024 were US$61.6 million compared to revenues of US$56.8 million for the year ended December 31, 2023, which represents an increase of US$4.7 million or 8.3%.

The increase is mainly due to sales of our HIV screening test, TrinScreen HIV of US$10.0 million for the year offset by decreases in our clinical laboratory sales and sales in legacy haemoglobinopathies product.

The following table sets forth selected sales data for each of the periods indicated.

	Year ended December 31,
	2024 US$’000	2023 US$’000	% Change
Revenues – continuing operations
Clinical laboratory goods	39,372	42,288	(6.9)%
Clinical laboratory services	4,750	5,453	(12.9)%
Point-of-Care	17,433	9,091	91.8%

	61,555	56,832	8.3%

Clinical Laboratory Goods

Clinical Laboratory goods revenues decreased by US$2.9 million in 2024, which represents a decrease of 6.9%. The movement is driven by decreases within our haemoglobin business, our COVID-19 VTM products and our Infectious Diseases products.

Sales in our haemoglobin business declined by US$1.1 million (5.2%) due primarily to the continued downward trend in revenues for our legacy haemoglobinopathies product, the Ultra II instrument.  Our replacement for the Ultra II instrument, the Premier Resolution, obtained FDA approval in August 2023.

There was a decrease of US$0.4 million in sales for our COVID-19 VTM products as public health PCR testing programs for COVID-19 have largely been discontinued. We have retained the capability to flex manufacture volumes should market conditions warrant it.

Sales in our Infectious Diseases products have decreased by US$0.7 million which was primarily driven by two larger customers changing infectious disease technology platform.

Clinical Laboratory Services

Our New York reference laboratory offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for the laboratory decreased by 12.9% to US$4.8 million, due primarily to a reduction in transplant related testing volumes in full year 2024 compared to full year 2023. The laboratory had provided transplant testing services to a local healthcare provider for a number of years, however in early 2023 that healthcare provider informed us that it was moving to a different service provider and this resulted in lost revenues for the laboratory beginning in the second quarter of 2023.

Point-of-Care

Point-of-Care revenues increased by 91.8% from US$9.1 million in 2023 to US$17.4 million in 2024. Sales of our HIV screening test, TrinScreen HIV were US$10.0 million for the year (US$0.4 million in 2023) as we continued to see strong demand following our initial shipments in late 2023. This was partially offset by a decrease of 14.3% in other Point-of-Care revenues, primarily driven by decreased sales in our UniGold HIV range, primarily as a result of testing disruptions in two key markets, which we expect are temporary disruptions.

Revenues by Geographical Region

The following table sets forth selected sales data, analysed by geographic region, based on location of customer:

	Year ended December 31,
	2024 US$‘000	2023 US$‘000	% Change
Revenues for continuing operations
Americas	29,917	32,282	(7.3)%
Asia/Africa	24,775	18,909	31.0%
Europe	6,863	5,641	21.7%

Total	61,555	56,832	8.3%

In the Americas, revenues decreased US$2.4 million or 7.3%, primarily driven by lower sales in our haemoglobin business in Brazil, a full-year impact of reduced volumes in our New York reference laboratory, and a decline in demand for our COVID-19 VTM products. Sales in Brazil declined by US$0.8 million due to reduced demand for our legacy haemoglobinopathies instrument. Revenues from the New York laboratory declined by US$0.7 million, reflecting the full-year impact of the loss of transplant testing volumes beginning in the second quarter of 2023. In addition, COVID-19 VTM sales declined in the region as public health PCR testing programs continued to wind down.

In Asia/Africa, revenues increased by 31%, or US$5.9 million compared to 2023. The increase was primarily driven by strong growth in sales of our TrinScreen HIV screening test. TrinScreen continued to gain traction following its launch in late 2023, with significant uptake across key African markets. This increase was partially offset by a decline in sales of our UniGold HIV product range in Africa and modest reductions in revenues from our haemoglobin and infectious disease product lines within the Asia region

In Europe, revenues decreased by US$1.2 million, or 21.7% compared to 2023. The by higher demand from our main European distributor for haemoglobin products. This growth reflects stronger ordering within Western Europe year. The increase was supported by growth in our clinical chemistry product line across the region.

Cost of sales, gross profit and gross margin

Total cost of sales increased by US$2.7 million from US$37.4 million for the year ended December 31, 2023 to US$40.1 million, for the year ended December 31, 2024, an increase of 7.3%. This resulted in a gross profit for 2024 of US$21.4 million compared to a gross profit for 2023 of US$19.5 million. The gross margin of 34.8% in 2024 compares to a gross margin of 34.2% in 2023.

Other operating (expense)/income

Other operating income decreased from US$0.1 million for the year ended December 31, 2023 to negative US$1.79 million for the year ended December 31, 2024. This is due to the reversal of $1.8 million income from loan forgiveness of second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries recognised in 2020. For further details, see Note 4.

The other operating income for 2024 relates to a transition services agreement with the acquirer of Fitzgerald Industries.

Research and development expenses

Research and development expenses increased from US$4.4 million for the year ended December 31, 2023 to US$4.5 million for the year ended December 31, 2024, an increase of 3.7% mainly due to lower capitalisation of payroll costs into product development intangible assets.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased for the year ended December 31, 2024 by US$2.3 million to US$28.8 million when compared to the year ended December 31, 2023, representing a decrease of 7.5%. A significant element of the US$2.3 million decrease relates to:

i)	a US$1.9 million decrease in salaries and related personnel costs, reflecting the impact of organisational realignment measures undertaken as part of the restructuring program.

ii)	lower non-cash share-based payments expense of US$0.8 million mainly due to forfeitures and expirations.

Impairment charges

Impairment charges decreased from US$11.1 million for the year ended December 31, 2023 to US$1.4 million for the year ended December 31, 2024. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business. In addition, the Group examines individual development project assets for indicators of impairment.

The Company evaluated the value in use of each of its cash-generating units, which is defined as the present value of expected future cash flows. Where this value in use was determined to be less than the carrying amount of the respective unit's assets, excluding inventories, trade and other receivables, cash and cash equivalents, and deferred tax assets, an impairment was recognised.

Biopool US Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.2 million).

Immco Diagnostics’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million).

Clark Laboratories Inc’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.1 million) and as at December 31, 2024 (US$0.1 million).

Trinity Biotech do Brasil’s value in use was below the value of its relevant assets, and an impairment was provided for as at June 30, 2024 (US$0.2 million) and as at December 31, 2024 (US$0.2 million).

During the year the Company reassessed the carrying value of its current development projects. Specific impairments were recognized in respect of two projects totaling US$1.6 million.

During 2023, the Company fully impaired its investment in imaware, comprising US$0.7 million paid and US$0.8 million accrued but unpaid, under a total committed investment of $1.5 million. In 2024, the Company reversed US$0.8 million of the previously recognised impairment through profit or loss, corresponding to the accrued balance that was no longer payable under the terms of the investment agreement.

The impairment charges for the year ended December 31, 2023 related to impairment losses identified for two cash generating units, namely Immco Diagnostics Inc (US$10.8 million) and Trinity Biotech Do Brasil (US$0.3 million. For further details, see Notes 11, 12, and 13.

Restructuring Costs

As part of a strategic initiative to enhance operational efficiency and align the Group’s structure with its long-term objectives, we undertook a comprehensive business transformation during the year ended December 31, 2024. This program involved targeted measures aimed at improving operational profitability, streamlining our organizational structure, and consolidating certain business unit activities.

As a result, we incurred restructuring costs of US$4.2 million during 2024 (2023: US$nil), which were primarily related to personnel-related expenses, outsourcing of selected functions, site transfers, and stock-related adjustments. These costs are presented separately within Selling, General and Administrative expenses and are not expected to recur.

The restructuring activities are intended to deliver long-term cost savings and operational benefits, supporting the Group’s strategy of focusing on core areas of growth and enhancing overall financial performance. For further details, see Note 5 ‘Impairment, restructuring and once off costs’.

Once-Off Costs

During the year ended December 31, 2024, the Group incurred exceptional, non-trading costs totaling US$1.9 million (2023: US$nil). These costs were not related to the Group’s ongoing operations and are not expected to recur.

Included within this amount was a charge of US$1.1 million relating to a non-refundable retainer fee paid to a corporate finance advisor in connection with a planned future equity raise, settled through the issuance of 650,000 American Depositary Shares (“ADSs”).

Operating Loss

Operating loss for the year ended December 31, 2024 was US$21.2 million, compared to an operating loss of US$27.0 million in the year ended December 31, 2023. The lower loss was mainly attributable to increased revenues and gross margins, lower impairment charges and lower indirect costs, partly offset by restructuring costs and once off costs.

Operating Loss excluding Impairment, Restructuring & Once-off costs

Operating loss excluding Impairment, Restructuring & Once-off costs for the year ended December 31, 2024 was US$13.7 million, compared to US$15.9 million for the year ended December 31, 2023, reflecting the improvement in gross margins and the savings in indirect costs.

Financial expenses

Financial expenses in the year ended December 31, 2024 were US$9.6 million compared to US$11.1 million in the year ended December 31, 2024, a decrease of US$1.5 million, broken down as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	US$m	US$m
Interest on senior secured term loan	8.6	8.4
Interest on convertible note	1.2	1.1
Penalty for early partial settlement of term loan	-	0.9
Lease interest	0.6	0.6
Interest payable on repayment of PPP loans	0.3	0.0
Capitalised borrowing costs	(2.1)	0.0
Other non-cash financial expense	1.0	0.0
Total	9.6	11.1

Note: table above contains rounded numbers

The decrease of US$1.5 million in 2024 compared to 2023 is due to capitalization of borrowing costs and non-reoccurrence of early payment penalties, partially offset by costs associated with fair value remeasurement of embedded derivatives.

Interest on the senior secured term loan, comprising cash and non-cash interest, increased from US$8.4 million in 2023 to US$ 8.6 million for 2024 mainly due to a higher term loan balance. Interest on the convertible note, comprising cash and non-cash interest, increased from US$1.1 million in 2023 to US$1.2 million in 2024. An early repayment penalty of US$0.9 million was incurred in Q2, 2023 because of an early partial settlement of the term loan of US$10.1 million. During 2024, we capitalized borrowing costs totaling US$2.1 million into development costs (2023: US$nil). There was a net expense of US$1.0 million relating primarily to the fair value remeasurement of embedded derivatives.

In October 2024, the Company received notice from the U.S. Department of Justice (DOJ) concerning second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. At year-end, estimated interest of US$0.3 million was recorded in respect of the payable (see note 4 for further details).

Financial income

Financial income for the year ended December 31, 2024 was US$nil compared to US$1.2 million for the year ended December 31, 2023. In 2023, the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

Income tax (expense)/credit

The Company recorded a tax expense on continuing operations of US$486,000 for the year ended December 31, 2024 compared to a tax credit of US$59,000 for the year ended December 31, 2023. The 2024 tax credit consists of approximately US$285,000 of current tax charge and US$299,000 of a deferred tax credit. The 2023 tax credit consists of approximately US$264,000 of current tax charge and US$323,000 of a deferred tax credit. For further details on the Group’s tax charge please refer to Note 7 and Note 14 to the consolidated financial statements.

Loss before tax from continuing operations

The loss before tax for continuing operations for the year ended December 31, 2024 was US$31.2 million, in comparison to US$36.9 million for the year ended December 31, 2023.

Profit/(Loss) from discontinued operations

The discontinued operations comprise Fitzgerald Industries which was divested in April 2023 and the discontinued cardiac point-of-care business on the Meritas platform. Profit for the period from discontinued operations totalled US$12.9 million, largely attributable to the gain of US$12.7 million on the divesture of Fitzgerald Industries. The gain comprises proceeds of approximately US$30 million offset by transaction costs of US$1.3 million with net assets eliminated on disposal of US$16.3 million.

Following negotiations, a settlement agreement was finalised prior to December 31, 2024 and subsequently signed in January 2025. Under the terms of the settlement, the Company agreed to pay Biosynth US$150,000 in full and final settlement of all post-completion claims. Accordingly, a provision of US$150,000 has been recorded in the consolidated financial statements as at December 31, 2024, see Note 22. The settlement fully resolves all disputes related to the sale of Fitzgerald Industries, and no further liabilities are expected to arise.

For further details, see Note 8.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC

We have audited the group and parent company financial statements of Trinity Biotech plc, which comprise the consolidated statement of operations, the consolidated statement of comprehensive income, the consolidated and parent company statements of financial position, the consolidated and parent company statements of changes in equity and the consolidated and parent company statements of cash flows for the financial year ended December 31, 2024, and the related notes to the financial statements, including the material accounting policy information.

The financial reporting framework that has been applied in the preparation of the financial statements is Irish law and IFRS Accounting Standards as adopted by the European Union (‘IFRS’).

In our opinion:
•
the consolidated financial statements give a true and fair view, in accordance with IFRS of the assets, liabilities and financial position of the group as at December 31, 2024 and of its financial performance and cash flows for the financial year then ended;

•
the parent company financial statements give a true and fair view, in accordance with IFRS, of the assets, liabilities and financial position of the parent company as at December 31, 2024 and of its cash flows for the financial year then ended; and

•	the financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (Ireland) (‘ISAs (Ireland)’) and applicable law. Our responsibilities under those standards are further described in the ‘Responsibilities of the auditor for the audit of the financial statements’ section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, including the Ethical Standard for Auditors (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), and the ethical pronouncements established by Chartered Accountants Ireland, applied as determined to be appropriate in the circumstances for the entity. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern
In auditing the financial statements, we have concluded that the Directors’ use of going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the Directors’ assessment of the entity’s ability to continue as a going concern basis of accounting included the following:

•	We obtained an understanding of management’s going concern assessment process and evaluated the design effectiveness of related controls.
•	We reviewed the cash flow forecasts prepared by management, tested the integrity of underlying data, and compared key assumptions with other information used in the financial statements.

•
We inspected revised loan agreements extending the maturity of the senior secured term loan to October 2026 and considered compliance with financial covenants, including inspection of waivers obtained.

•	We considered subsequent events up to the date of the auditor’s report that may affect the going concern conclusion.

•	We evaluated the adequacy of disclosures in the financial statements, including the description of uncertainties and management plans as required by relevant accounting standards.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company’s ability to continue as a going concern for a period of at least 12 months from the date when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current financial period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and the directing of efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and therefore we do not provide a separate opinion on these matters.

Overall audit strategy
We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we looked at where the Directors made subjective judgements, for example, valuation of goodwill, , impairment considerations regarding intangible assets and property, plant and equipment and assessment of going concern. We also addressed the risk of management override of internal controls, including evaluating whether there was any evidence of potential bias that could result in a risk of material misstatement due to fraud.

Based on our considerations as set out below, our areas of focus included:

•	Impairment of goodwill and non-current assets
•	Business combination and valuation of goodwill
•	Assessment of going concern

How we tailored the audit scope
Trinity Biotech plc develops, acquires, manufactures and markets medical diagnostic products for the clinical laboratory and point-of-care segments of the diagnostic market. The group is also a significant provider of raw materials to the life sciences and research industries. Revenues are mainly generated from the clinical laboratory segment and from customers residing outside of the Republic of Ireland.

In establishing the overall approach to our audit we assessed the risk of material misstatement at a group level, taking into account the nature, likelihood and potential magnitude of any misstatement. As part of our risk assessment, we considered the control environment in place at the company and the group.

In assessing the risk of material misstatement to the group financial statements and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, we selected ten components covering entities across Europe and the Americas, which represent the principal business units within the group.

Of the ten components selected, we performed an audit of the complete financial information of six components (“Audit of financial information - assume responsibility”) which were selected based on their size and risk characteristics. For the remaining four components (“Specified audit procedures (designed by group auditor)”), we performed audit procedures on specific accounts within those components that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of size of these accounts of their risk profile.

The reporting components within which audit procedures were conducted accounted for 100% of the group’s revenue and 92% of the group’s total assets.

Materiality and audit approach
The scope of our audit is influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, such as our understanding of the entity and its environment, the history of misstatements, the complexity of the group and the reliability of the control environment, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the group to be 1.5% of revenues earned from third-party sources for the year ended December 31, 2024.  We have applied this benchmark because revenues are the primary measure used by shareholders in assessing performance of the entity. In situations where entities are generating fluctuating profit and losses (as is the case for the group), revenues are the generally accepted auditing benchmark. For the parent company only financial statements, we used 2% of total assets as a basis of materiality.  The parent company holds the group’s investments and is not in itself profit-oriented.  The strength of the balance sheet is the key measure of financial health that is important to shareholders. We have set performance materiality at 70% of materiality, having considered our prior year experience of the risk of misstatements, business risks and fraud risks associated with the entity and its control environment.  This is to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements in the financial statements exceeds materiality for the financial statements as a whole.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Key audit matters (continued)

Materiality and audit approach (continued)

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above 5% of materiality, as well as differences below that threshold, which in our view, warranted reporting on qualitative grounds.   We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

Significant matters identified
The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are set out below as significant matters together with an explanation of how we tailored our audit to address these specific areas in order to provide an opinion on the financial statements as a whole. This is not a complete list of all risks identified by our audit.

Impairment of goodwill and non-current assets

Description of significant matter:
Refer to Note 1 viii, Note 5, Note 12 and Note 31 to the financial statements. As at December 31, 2024 prior to impairment analysis, the intangible assets of the Group totalled $52.9 million and property, plant and equipment of the Group totalled $5.6 million.  The Group recognised $1.4 million impairment during the year ended December 31, 2024.  In addition, the Group acquired intangible assets and goodwill amounting to $37.9 million and property plant and equipment amounting to $4.5 million in 2024.

The Group’s evaluation of the carrying value of long-lived assets for impairment involves the comparison of the recoverable amount of each cash generating unit (CGU) to its carrying value. The Group used the value-in-use approach, which deploys a discounted cash flow model to estimate the recoverable amount.

This requires management to make significant estimates and assumptions related to discount rates, short-term forecasts of future revenues and margins, and long-term growth rates which drive net cash flows. Changes in these assumptions could have a significant impact on the recoverable amount, the amount of any impairment charge, or both.

The principal consideration for our determination that impairment of long-lived assets as a key audit matter was the significant judgements made by management to estimate the recoverable value of certain CGUs and the difference between their recoverable amounts and carrying values. We focused on CGUs which have significant non-current assets in the current year (collectively the “selected CGUs”).

This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions as described above.

Audit response to significant matter:
Our audit procedures related to the assumptions, as described above, used by management to estimate the recoverable amounts of the selected CGUs included the following, among others:

•
We evaluated the design effectiveness of controls over management’s selection of the discount rates, short-term forecasts of future revenues and margins, and long-term growth rates used to determine the recoverable amount of each selected CGU.

•	We identified relevant CGUs with significant non-current assets for review.
•	We agreed the underlying cash flow forecasts against budgets of the selected CGUs and we evaluated management’s ability to accurately forecast future revenues, margins and expenses by:
-	performing a look-back analysis and comparing actual results to management’s historical forecasts; and
-	assessing the reasonableness of cashflows of new and in-progress products.
•	We assessed the reasonableness of the valuation model used by the group compared to generally accepted valuation practices and accounting standards.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Key audit matters (continued)

Significant matters identified (continued)

•
We tested the source information underlying the determination of the discount rates through the use of observable inputs from independent external sources and we developed independent estimates and compared those to the discount rates selected by management.

•	We compared the long-term growth rates, used by management to estimate cash flows in order to calculate a terminal value, to independent external sources to assess the reasonableness of these rates.
•	We performed sensitivity analyses around significant management assumptions, such as discount rate and growth rate, to account for uncertainties around assumptions in the valuation model.

Based on the procedures performed, we have determined management’s assumptions used in their assessment of impairment of goodwill and non-current assets associated with selected CGUs to be reasonable. We concluded that the related disclosures provided in the consolidated financial statements are appropriate.

Business combinations and valuation of goodwill

Description of significant matter:
Refer to Note 1 (vi), Note 29 and Note 31 to the financial statements. The Group completed the acquisition of various businesses during the year ended December 31, 2024, which were accounted for under IFRS 3 “Business Combination”. The transactions resulted in the recognition of goodwill and intangible assets with carrying value totalling $13.8 million and $13.2 million, respectively, as at December 31, 2024. The determination of the fair value of the identifiable assets acquired, liabilities assumed, and the resulting goodwill required management to make significant estimates and assumptions, particularly related to the projected future cash flows, discount rates, and the allocation of the purchase price to the net assets acquired.

The principal considerations for our determination that the business combinations and valuation of goodwill was a key audit matter are the significant judgment and estimation required by management in determining the fair values, especially those related to projected revenue growth rates, profit margins, terminal values, and discount rates used in the discounted cash flow models. These elements involved a high degree of complexity and subjectivity due to the sensitivity of the valuation to changes in assumptions, as well as the magnitude of the amounts involved.

Audit response to significant matter:
Our audit procedures related to the assumptions, as described above, used by management to estimate the value of acquired assets and liabilities and the determination of goodwill included the following, among others:

•
We evaluated the design effectiveness of certain internal controls related to the Group's business combination process, including controls over the development and selection of significant assumptions used in the valuation of acquired intangible assets.

•
We reviewed the purchase price allocation and the identification and measurement of the fair value of acquired assets and assumed liabilities, including intangible assets, to evaluate compliance with relevant accounting standards.

•	We evaluated the reasonableness of the significant assumptions used by management by comparing the information underlying the significant assumptions to recent industry and/or market data.
•	We involved our valuation specialists to review the appropriateness of the discount rate and methodology used by the management’s specialist in their report to value the intangible assets.
•	We evaluated the competence, capabilities, and objectivity of the external valuer involved in the valuation process, including review of their qualifications, independence, and terms of engagement.
•
We assessed the valuation of goodwill and other acquired assets for impairment at the acquisition date (“Day 1” review) and inspected subsequent adjustments recognized within the measurement period for appropriateness and adequacy of disclosure.

•
We performed sensitivity analyses around significant assumptions used within each model, specifically on revenue and expense drivers, to account for uncertainties around assumptions in the valuation model.

•	We assessed the adequacy of the Group’s disclosure related to business combinations, including the description of key assumptions and sensitivities as required under relevant accounting standards.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Audit response to significant matter (continued):
Based on the procedures performed, we have determined management’s assumptions used in their business combinations and valuations of goodwill to be reasonable. We concluded that the related disclosures provided in the consolidated financial statements are appropriate.

Assessment of going concern

Description of significant matter:
Refer to Note 1(iii) and Note 31 to the financial statements. Management assessed that it is appropriate to prepare the consolidated and parent company financial statements on a going concern basis. In making this assessment, in particular, the Directors have considered the significant progress on their multi-year transformation plan, which was largely completed and is expected to deliver significant annualised cost savings and improve profitability. The Directors also considered the launching of their strategic realignment review of the Group’s businesses which would generate material capital proceeds to reduce maturing obligations and support current projects. Additionally, the Directors considered the continuing support obtained from the Group’s principal lender and largest investor. The amended agreement with the lender deferred the date of the maturity of the senior secured term loan amounting to $71.0 million from January 2026 to July 2026, and subsequently to October 2026.  This extension provides the Group greater flexibility to preserve liquidity to continue to execute its updated strategy, including the Group’s comprehensive transition plan.

The Group has suffered recurring losses from operations, net cash outflows from operating activities, and has a significant accumulated deficit. We identified management’s going concern assessment as a key audit matter due to the uncertainties surrounding the achievability of management’s forecast, the success of the Group’s multi-year transformation plan and strategic realignment review of the Group’s businesses, and the continued support obtained from the Group’s principal lender. These factors require significant auditor judgment in evaluating the uncertainties inherent in management’s assumptions regarding the Group’s ability to continue as going concern.

Audit response to significant matter:
In responding to this matter, we built on the procedures described in the “Conclusion relating to going concern” section by focusing on areas involving the greatest judgment:

•	We obtained an understanding of management’s going concern assessment process and evaluated the design effectiveness of related controls.

•
We examined management’s assessment on going concern and performed an independent assessment of the inputs and assumptions used by management in preparing their cash flow forecast by comparing the assumptions and estimates used elsewhere in the preparation of the financial statements.

•
We reviewed management communications and revised agreements with the lender to extend the maturity of the senior secured term loan to October 2026. We also discussed with management the options being considered in relation to repayment plan of the senior secured term loan.

•	We reviewed the credit agreement and inspected management's assessment on the Group’s compliance with debt covenants, including inspection of any related waivers obtained for breaches.
•	We considered subsequent events up to the date of the auditor’s report that may affect the going concern conclusion.

•	We evaluated the adequacy of the disclosures in the financial statements, including the description of uncertainties and management plans as required by relevant accounting standards.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Other information
Other information comprises information included in the annual report, other than the financial statements and the auditor’s report thereon, including the Directors’ report, Market, Industry and Other Data, Cautionary Statement Regarding Forward-Looking Statements, Business overview, Risk Factors and Performance Review. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies in the financial statements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Matters on which we are required to report by the Companies Act 2014
•	We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
•	In our opinion the accounting records of the group and parent company were sufficient to permit the financial statements to be readily and properly audited.
•	The financial statements are in agreement with the accounting records.
•
In our opinion the information given in the Directors’ report is consistent with the financial statements.  Based solely on the work undertaken in the course of our audit, in our opinion, the Directors’ report has been prepared in accordance with the requirements of the Companies Act 2014, excluding the requirements on sustainability reporting in Part 28.

Matters on which we are required to report by exception
Based on our knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the Directors’ report.

Under the Companies Act 2014 we are required to report to you if, in our opinion, the disclosures of Directors’ remuneration and transactions specified by sections 305 to 312 of the Act have not been made. We have no exceptions to report arising from this responsibility.

Responsibilities of management and those charged with governance for the financial statements
As explained more fully in the Directors’ responsibilities statement, management is responsible for the preparation of the financial statements which give a true and fair view in accordance with IFRS, and for such internal control as they determine necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the group and parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the group or parent company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the group and parent company’s financial reporting process.

Responsibilities of the auditor for the audit of the financial statements
The objectives of an auditor are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

Responsibilities of the auditor for the audit of the financial statements (continued)
A further description of our responsibilities for the audit of the financial statements is located on the Irish Auditing and Accounting Supervisory Authority’s website at: http://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsibilities_for_audit.pdf. This description forms part of our auditor’s report.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud
Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. Owing to the inherent limitations of an audit, there is an unavoidable risk that material misstatement in the financial statements may not be detected, even though the audit is properly planned and performed in accordance with the ISAs (Ireland).

The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Based on our understanding of the group, parent company and industry, we identified that the principal risks of non-compliance with laws and regulations related to compliance with Stock Exchange Listing Rules, Data Privacy law, Employment Law, Environmental Regulations, and Health & Safety legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the preparation of the financial statements such as the Companies Act 2014 and Irish tax legislation. The Audit Engagement Partner considered the experience and expertise of the engagement team, including using specialists for the assessment the design effectiveness of Information Technology General Controls (ITGCs), to ensure that the team had appropriate competence and capabilities to identify or recognise non-compliance with the laws and regulation. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial performance and management bias through judgements and assumptions in significant accounting estimates, in particular in relation to significant one-off or unusual transactions. We apply professional scepticism through the audit to consider potential deliberate omission or concealment of significant transactions, or incomplete/inaccurate disclosures in the financial statement.

In response to these principal risks, our audit procedures included but were not limited to:
•
enquiries of management, board and Audit Committee on the policies and procedures in place regarding compliance with laws and regulations, including consideration of known or suspected instances of non-compliance and whether they have knowledge of any actual, suspected or alleged fraud;

•	inspection of the group and parent company regulatory and legal correspondence and review of minutes of board meetings during the year to corroborate inquiries made;
•	gaining an understanding of the entity’s current activities, the scope of authorisation and the design effectiveness of its control environment to mitigate risks related to fraud;
•
discussion amongst the engagement team in relation to the identified laws and regulations and regarding the risk of fraud, and remaining alert to any indications of non-compliance or opportunities for fraudulent manipulation of financial statements throughout the audit;

•	identifying and testing journal entries to address the risk of inappropriate journals and management override of controls;
•	designing audit procedures to incorporate unpredictability around the nature, timing or extent of our testing
•
challenging assumptions and judgements made by management in their significant accounting estimates, including impairment assessment of goodwill and non-current assets, business combination and valuation of goodwill, and assessment of going concern; and

•	review of the financial statement disclosures to underlying supporting documentation and inquiries of management.

The primary responsibility for the prevention and detection of irregularities including fraud rests with those charged with governance and management. As with any audit, there remains a risk of non-detection or irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations or override of internal controls.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF TRINITY BIOTECH PLC (CONTINUED)

The purpose of our audit work and to whom we owe our responsibilities
This report is made solely to the parent company’s members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the parent company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the parent company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

STEPHEN MURRAY

For and on behalf of
Grant Thornton
Chartered Accountants & Statutory Audit Firm
Dublin

September 4, 2025

CONSOLIDATED STATEMENT OF OPERATIONS

		Year ended December 31
	Notes	2024 Total US$‘000	2023 Total US$‘000	2022 Total US$‘000
Revenues	2	61,555	56,832	62,521
Cost of sales		(40,114)	(37,382)	(45,253)

Gross profit		21,441	19,450	17,268
Other operating (expense)/income	4	(1,787)	141	343
Research and development expenses		(4,543)	(4,379)	(4,138)
Selling, general and administrative expenses		(28,815)	(31,152)	(26,983)
Selling, general and administrative expenses – Restructuring costs	5	(4,181)	-	-
Once off items	5	(1,872)	-	-
Impairment charges	5	(1,408)	(11,105)	(5,839)

Operating loss		(21,165)	(27,045)	(19,349)
Financial income	6	-	1,171	303
Financial expenses	6	(9,565)	(11,053)	(24,734)

Net financing expense		(9,565)	(9,882)	(24,431)

Loss before tax	7, 9	(30,730)	(36,927)	(43,780)
Total income tax (expense)/credit	2, 7	(486)	59	194

Loss for the year on continuing operations	2, 10	(31,216)	(36,868)	(43,586)

(Loss)/profit for the year on discontinued operations	8	(573)	12,850	2,577

Loss for the year (all attributable to owners of the parent)	2, 10	(31,789)	(24,018)	(41,009)

Basic loss per ADS (US Dollars) – continuing operations	10	(1.74)	(4.81)	(6.46)
Diluted loss per ADS (US Dollars) – continuing operations	10	(1.74)	(4.81)	(6.46)

Basic loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.09)	(0.24)	(0.32)
Diluted loss per ‘A’ ordinary share (US Dollars) – continuing operations	10	(0.09)	(0.24)	(0.32)

Basic loss per ADS (US Dollars) – group	10	(1.77)	(3.14)	(6.08)
Diluted loss per ADS (US Dollars) – group	10	(1.77)	(3.14)	(6.08)

Basic loss per ‘A’ ordinary share (US Dollars) – group	10	(0.09)	(0.16)	(0.30)
Diluted loss per ‘A’ ordinary share (US Dollars) – group	10	(0.09)	(0.16)	(0.16)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31
	Notes	2024 US$‘000	2023 US$‘000	2022 US$‘000
Loss for the year	2	(31,789)	(24,018)	(41,009)
Other comprehensive profit/(loss)
Items that will be reclassified subsequently to profit or loss
Foreign exchange translation differences		245	69	(396)

Other comprehensive profit/(loss)		245	69	(396)

Total Comprehensive Loss (all attributable to owners of the parent)		(31,544)	(23,949)	(41,405)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31
	Notes	2024 US$‘000	2023 US$‘000
ASSETS
Non-current assets
Property, plant and equipment	11	4,621	1,892
Goodwill and intangible assets	12	51,343	16,270
Financial assets	13	2,455	-
Deferred tax assets	14	3,553	1,975
Derivative financial instruments	23	166	178
Other assets	15	28	79

Total non-current assets		62,166	20,394

Current assets
Inventories	16	19,374	19,933
Trade and other receivables	17	16,065	13,901
Income tax receivable		518	1,516
Cash and cash equivalents	18	5,167	3,691

Total current assets		41,124	39,041

TOTAL ASSETS	2	103,290	59,435

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	4,190	1,972
Share premium		63,397	46,619
Treasury shares	19	(24,922)	(24,922)
Accumulated deficit		(79,117)	(48,644)
Translation reserve	19	(5,461)	(5,706)
Equity component of convertible note	19, 23	6,709	6,709
Other reserves	19	23	23

Total deficit		(35,181)	(23,949)

Current liabilities
Income tax payable		364	279
Trade and other payables	21	26,782	12,802
Provisions	22	2,454	50
Exchangeable notes and other borrowings	23	210	210
Lease liabilities	24	2,285	1,694

Total current liabilities		32,095	15,035

Non-current liabilities
Senior secured term loan	23	72,391	40,109
Derivative financial liability	23	1,658	526
Convertible note	23	15,401	14,542
Contingent consideration	23	1,813	-
Provisions	22	75	-
Lease liabilities	24	10,477	10,872
Deferred tax liabilities	14	4,561	2,300

Total non-current liabilities		106,376	68,349

TOTAL LIABILITIES	2	138,471	83,384

TOTAL EQUITY AND LIABILITIES		103,290	59,435

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares US$’000	Share premium US$’000	Treasury Shares US$’000	Translation reserve US$’000	Equity Component of convertible Note US$’000	Other reserves US$’000	Accumulated (deficit)/surplus US$’000	Total US$’000
Balance at January 1, 2022	1,213	16,187	(24,922)	(5,379)	-	23	12,559	(319)
Loss for the period	-	-	-	-	-	-	(41,009)	(41,009)
Other comprehensive loss	-	-	-	(396)	-	-	-	(396)
		-	-		-
Total comprehensive loss	-	-	-	(396)	-	-	(41,009)	(41,405)
Shares issued in the year (Note 19)	750	30,271	-	-	-	-	-	31,021
Shares to be issued	-	-	-	-	-	63	-	63
Equity component of convertible note (Note 19)	-	-	-	-	6,709	-	-	6,709
Share-based payments (Note 20)	-	-	-	-	-	-	1,755	1,755
		-	-
Balance at December 31, 2022	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)

Balance at January 1, 2023	1,963	46,458	(24,922)	(5,775)	6,709	86	(26,695)	(2,176)
Loss for the period	-	-	-	-	-	-	(24,018)	(24,018)
Other comprehensive income	-	-	-	69	-	-	-	69

Total comprehensive loss	-	-	-	69	-	-	(24,018)	(23,949)
Shares issued in the year (Note 19)	9	161	-	-	-	(63)	-	107
Share-based payments (Note 20)	-	-	-	-	-	-	2,069	2,069
		-	-
Balance at December 31, 2023	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Balance at January 1, 2024	1,972	46,619	(24,922)	(5,706)	6,709	23	(48,644)	(23,949)
Loss for the period	-	-	-	-	-	-	(31,789)	(31,789)
Other comprehensive income	-	-	-	245	-	-	-	245

Total comprehensive loss	-	-	-	245	-	-	(31,789)	(31,544)
Shares issued in the year (Note 19)	2,218	16,778	-	-	-	-	-	18,996
Share-based payments (Note 20)	-	-	-	-	-	-	1,316	1,316

Balance at December 31, 2024	4,190	63,397	(24,922)	(5,461)	6,709	23	(79,117)	(35,181)

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2024 US$‘000	2023 US$‘000	2022 US$‘000
Cash flows from operating activities
Loss for the year		(31,789)	(24,018)	(41,009)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	9, 11	675	831	1,410
Amortisation	9,12	1,190	946	923
Income tax expense/(credit)	7	486	(59)	(192)
Financial income	6	-	(1,171)	(303)
Financial expense	6	9,565	11,053	24,745
Share-based payments (net of capitalized amounts)	20	1,316	2,069	1,755
Foreign exchange gains on operating cash flows		1,010	238	(76)
Loss on disposal or retirement of property, plant and equipment	9	-	-	2
Movement in inventory provision	16	2,113	2,291	7,391
Inventory write off		1,884	-	-
Impairment of prepayments	5, 17	-	-	482
Impairment of property, plant and equipment	5, 11	612	3,772	733
Impairment of intangible assets	5, 12	1,596	5,833	4,624
Liabilities related to financial assets (reversal)/written off	5, 13	(800)	1,500	-
Gain on sale of business	8	-	(12,718)	-
Restructuring provision		361	-	-
Other non-cash items		2,505	257	269

Operating cash flows before changes in working capital		(9,276)	(9,176)	754
(Increase)/decrease in trade and other receivables		(2,368)	1,047	(966)
Increase in inventories		(1,742)	(971)	(877)
Increase/(decrease) in trade and other payables		8,185	(2,769)	181

Cash used in operations		(5,201)	(11,869)	(908)
Interest received		-	-	2
Income taxes received/(paid)		1,010	312	(15)

Net cash used in operating activities		(4,191)	(11,557)	(921)

Cash flows from investing activities

Payments to acquire intangible assets	12	(9,659)	(1,901)	(4,876)
Acquisition of property, plant and equipment	11	(405)	(803)	(1,101)
Payments to acquire financial asset	13	-	(700)	-
Proceeds from sale of business (net of transaction costs)	8	-	28,160	-
Payments to acquire trades or businesses	29	(12,904)	-	-

Net cash (used in)/generated by investing activities		(22,968)	24,756	(5,977)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	19	7,391	-	25,336
Proceeds from shares to be issued		-	-	63
Net proceeds from senior secured term loan	23	30,176	5,000	80,015
Proceeds from convertible note issued	23	-	-	20,000
Expenses paid in connection with debt financing	23	-	(147)	(2,356)
Purchase of exchangeable notes	23	-	-	(86,730)
Repayment of senior secured term loan	23	-	(10,050)	(34,500)
Penalty for early settlement of term loan	23	-	(905)	(3,450)
Repayment of other loan		-	-	(23)
Interest paid on senior secured term loan		(5,946)	(7,314)	(6,424)
Interest paid on convertible note		(300)	(300)	(199)
Interest paid on exchangeable notes	28	(8)	(8)	(1,293)
Payment of lease liabilities	28	(2,503)	(2,318)	(2,761)

Net cash generated by/(used in) financing activities		28,810	(16,042)	(12,322)

Increase/(decrease) in cash and cash equivalents and short-term investments		1,651	(2,843)	(19,220)
Effects of exchange rate movements on cash held		(175)	(44)	(112)
Cash and cash equivalents and short-term investments at beginning of year		3,691	6,578	25,910

Cash and cash equivalents and short-term investments at end of year	18	5,167	3,691	6,578

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Trinity Biotech plc (“the Company”) and its subsidiaries (together the “the Group”) are set out below.

i)	General information

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood and the Company intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product.

ii)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as subsequently adopted by the European Union (“EU”) (together “IFRS”). The IFRS applied are those effective for accounting periods beginning January 1, 2024. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, in relation to the 2024 consolidated financial statements there are no differences regarding the effective date of new IFRS relevant to Trinity Biotech as issued by the IASB and as adopted by the EU. In relation to prior periods presented, none of the differences are relevant in the context of Trinity Biotech and the consolidated financial statements comply with IFRS both as issued by the IASB and as adopted by the EU.

iii)	Basis of preparation and going concern

The consolidated financial statements have been prepared in United States Dollars (US$), rounded to the nearest thousand, under the historical cost basis of accounting, except for derivative financial instruments, certain balances arising on acquisition of subsidiary entities and share-based payments which are initially recorded at fair value. Derivative financial instruments are also subsequently revalued and carried at fair value.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 31.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, for the years ended December 31, 2024 and 2023, the Group recorded a loss of US$31.8 million and a loss of US$24.0 million, respectively. For the year ended December 31, 2024 we reported cash inflows of US1.7 million compared to cash outflows of US$2.8 million for 2023. As of December 31, 2024, we had net current assets of US$9.0 million but had an accumulated deficit in equity attributable to the equity holders of the Company of US$79.1 million.

We have made significant progress on a multi-year transformation plan aimed at improving profitability and simplifying our operating model. Key actions implemented include the consolidation and outsourcing of global manufacturing, closure of underutilized facilities, relocation of certain business support functions to lower-cost jurisdictions, and a reduction in overall headcount. These restructuring measures, largely completed by mid-2025, are expected to deliver significant annualized cost savings. Additionally, the Group retains further levers to manage liquidity if required, including deferring projected research and development spend.

A temporary decline in revenue occurred during the first five months of 2025, primarily due to transitional impacts associated with the Group’s restructuring initiatives, including the consolidation of manufacturing operations and the transfer of Point-of-Care/HIV products to a third-party contract manufacturing partner. These initiatives have since progressed materially. Sales were also affected by reduced HIV test volumes resulting from uncertainty surrounding potential changes to U.S. foreign aid policy following a presidential executive order. In light of these temporary factors, the Group sought and received a formal waiver from Perceptive in respect of the Q1 2025 minimum revenue covenant, to ensure that no breach occurred under the Perceptive credit facility. In May 2025, the Group signed a buy-sell agreement with a contract manufacturing partner. We obtained World Health Organisation (“WHO”) approval to commence assembly at the new site, and assembly of our Uni-Gold product commenced in June 2025. WHO approval for full production of our Trinscreen product was received in June 2025, with approval for full production of our UniGold product expected by late Q3, early Q4 2025. The directors have alternative options and have prepared financial forecasts to address a scenario whereby WHO approval for production with our contract manufacturing partner takes longer than expected to achieve and the facility takes longer than expected to get up to full operational capacity. In such a scenario, management remain confident that all revenue covenants will continue to be met. In addition, the minimum revenue covenant thresholds for the remainder of the term of the agreement have been renegotiated to align with the Group’s updated forecasts. Accordingly, management is confident in the Group’s ability to maintain compliance with its debt covenants for the remainder of the going concern review period. Furthermore, Perceptive have a track record of supporting the Company and, when required, have provided covenant waivers and amendment of terms which indicates an appreciation of the Company’s circumstances in terms of our transformational plan for the business and temporary declines in revenue. If a similar need were to recur in the foreseeable future, management is confident of their continued support.

We have also launched a strategic realignment review of our businesses in partnership with Barclays Bank. This process, is expected to make significant progress by the end of 2025 and may generate material capital proceeds that can be potentially used to reduce debt and support investment, including CGM investment.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iii)	Basis of preparation and going concern (continued)

In addition, the Group has continued to benefit from strong support from Perceptive, its principal lender and largest investor. On December 23, 2024, we entered into the third amendment and restatement of the credit agreement governing the Term Loan. As part of this agreement, an additional US$2.0 million of funding was made available to us. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. In February 2025, we entered into a fourth amendment to the credit agreement, which provided for an additional US$4.0 million in term loan funding. On May 14, 2025, we entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by six months from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. On August 7, 2025, we entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. There are no material debt maturities until October 2026. These successive amendments demonstrate Perceptive’s continued support and demonstrate their willingness to flex terms to preserve liquidity while the Company continues to execute its updated strategy, including its comprehensive transformation plan.

Under the sixth amendment to the credit agreement, the minimum liquidity covenant was reduced to US$1 million commencing October 1, 2025 through to January 1, 2026, after which it reverts to US$3 million. While management is confident in the Group’s ability to maintain compliance with this covenant, it is noted that the Group has planned significant R&D expenditure related to its CGM development program in the second half of 2025 and during 2026. However, the Group retains full discretion over the timing and phasing of these activities, which enables management to align expenditure with available funding and preserve liquidity if required.

In addition to lender support, our going concern forecasts include expected equity raises. These funds are expected to support ongoing CGM development activities. The Group has a strong track record of capital raising, including over US$7 million secured in 2024, and maintains active engagement with existing and potential investors. Management believes that the equity raise is achievable based on the Group’s strategic focus and transformation progress to date.

The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the amendment and restatement of the term loan with Perceptive. The directors believe that, based on currently available information and reasonable assumptions, the Group will be able to continue its operations for at least the next 12 months from the date of the signing of the financial statements, and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by all Group entities. The comparative information agrees with the amounts and other disclosures presented in the prior period consolidated financial statements or, when appropriate, have been restated.

iv)	Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A change in the ownership interest of a subsidiary without a change in control is accounted for as an equity transaction. The Group currently holds a majority of voting rights in all entities in the Group and as a result there are no non-controlling interests reflected in the consolidated financial statements.

Transactions eliminated on consolidation

Intra-group balances and any unrealised gains or losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

v)	Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses (see Note 1(viii)). The cost of self-constructed assets includes the cost of materials, direct labour and attributable overheads. It is not Group policy to revalue any items of property, plant and equipment.

Depreciation is charged to the statement of operations on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

• Leasehold improvements	5-15 years

• Buildings	50 years

• Office equipment and fittings	10 years

• Computer equipment	3-5 years

• Plant and equipment	5-15 years

Land is not depreciated. The residual values, if not insignificant, useful lives and depreciation methods of property, plant and equipment are reviewed and adjusted if appropriate on a prospective basis, at each balance sheet date. There were no changes to useful lives in the year.

The Group considers whether a contract is or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group

•
the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract

•
the Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

v)	Property, plant and equipment (continued)

At lease commencement date, the Group recognises a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term. On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in separate lines within the current liabilities and non-current liabilities sections.

Leased assets - as lessor

The Group’s accounting policy under IFRS 16 has not changed from the comparative period. As a lessor, the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

vi)	Business combinations & goodwill

At the time of each transaction, the Group evaluates whether the acquisition constitutes a business combination in accordance with the definition in IFRS 3 Business Combinations. A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return. The assessment considers whether the acquired set includes inputs and substantive processes that together significantly contribute to the ability to create outputs. Where such criteria are not met, the transaction is accounted for as an asset acquisition. Transactions assessed as asset acquisitions do not give rise to goodwill.

In respect of business combinations that have occurred since January 1, 2004 (being the transition date to IFRS), goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Irish GAAP.

To the extent that the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of a business combination, the identification and measurement of the related assets, liabilities and contingent liabilities are revisited accompanied by a reassessment of the cost of the transaction, and any remaining balance is immediately recognised in the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vi)	Business combinations & goodwill (continued)

 At the acquisition date, any goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the combination’s synergies. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses and is not amortised but is tested annually for impairment.

This policy has been applied to acquisitions completed during the year, including the acquisition of the CGM assets of Waveform Technologies, Inc. in January 2024, and the acquisitions of EpiCapture Limited and Metabolomics Diagnostics Limited, further details of which are disclosed in Note 29 to the consolidated financial statements losses.

vii)	Intangibles, including research and development (other than goodwill)

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable (that is, capable of being divided from the entity and sold, transferred, licenced, rented or exchanged, either individually or together with a related contract, asset or liability) or when it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the Group or from other rights and obligations.

Intangible assets acquired as part of a business combination are capitalised separately from goodwill if the intangible asset meets the definition of an asset and the fair value can be reliably measured on initial recognition. In the case of recent acquisitions, the Group has recognised technology-based intangible assets, comprising know-how, trade secrets and similar intellectual property. These assets are classified as finite-lived and are initially recognised at fair value as determined by independent valuation.

Subsequent to initial recognition, these intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses (Note 1(viii)). Intangible assets with definite useful lives are reviewed for indicators of impairment annually while intangible assets with indefinite useful lives and those not yet brought into use are tested for impairment at least annually, either individually or at the cash-generating unit level.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The expenditure capitalised includes the cost of materials, direct labour and attributable overheads and third party costs. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates.

The technical feasibility of a new product is determined by a specific feasibility study undertaken at the first stage of any development project. The majority of our new product developments involve the transfer of existing product know-how to a new application. Since the technology is already proven in an existing product which is being used by customers, this facilitates the proving of the technical feasibility of that same technology in a new product.

The results of the feasibility study are reviewed by a design review committee comprising senior managers. The feasibility study occurs in the initial research phase of a project and costs in this phase are not capitalised.

The commercial feasibility of a new product is determined by preparing a discounted cash flow projection. This projection compares the discounted sales revenues for future periods with the relevant costs. As part of preparing the cash flow projection, the size of the relevant market is determined, feedback is sought from customers and the strength of the proposed new product is assessed against competitors’ offerings. Once the technical and commercial feasibility has been established and the project has been approved for commencement, the project moves into the development phase.

All other development expenditure is expensed as incurred. Subsequent to initial recognition, the capitalised development expenditure is carried at cost less any accumulated amortisation and any accumulated impairment losses.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the statement of operations as an expense as incurred.

Expenditure on internally generated goodwill and brands is recognised in the statement of operations as an expense as incurred.

Amortisation

Amortisation is charged to the statement of operations on a straight-line basis over the estimated useful lives of intangible assets, unless such lives are indefinite. Intangible assets are amortised from the date they are available for use in its intended market. The estimated useful lives are as follows:

• Capitalised development costs	15 years

• Patents and licences	6-15 years

• Other (including acquired customer and supplier lists)	6-15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

vii)	Intangibles, including research and development (other than goodwill) (continued)

The Group uses a useful economic life of 15 years for capitalised development costs. This is a conservative estimate of the likely life of the products. The Group is confident that products have a minimum of 15 years life given the inertia that characterizes the medical diagnostics industry and the barriers to enter into the industry. The following factors have been considered in estimating the useful life of developed products:

(a)
once a diagnostic test becomes established, customers are reluctant to change to new technology until it is fully proven, thus resulting in relatively long product life cycles. There is also reluctance in customers to change to a new product as it can be costly both in terms of the initial changeover cost and as new technology is typically more expensive.

(b)
demand for the diagnostic tests is enduring and robust within a wide geographic base. The diseases that the products diagnose are widely prevalent (HIV, Diabetes and Chlamydia being just three examples) in many countries. There is a general consensus that these diseases will continue to be widely prevalent in the future. Demand for biosensors is showing high growth in recent years due to the ease of use and the appeal of real time information.

(c)
there are significant barriers to new entrants in this industry. Patents and/or licences are in place for several of our products, though this is not the only barrier to entry. There is a significant cost and time to develop new products, it is necessary to obtain regulatory approval and tests are protected by proprietary know-how, manufacturing techniques and trade secrets.

During the year ended December 31, 2024, the Group capitalised US$7.0 million in development costs related to newly acquired intangible assets. As the underlying intellectual property remains at a pre-commercialisation stage and is not yet available for use, amortisation has not commenced. Amortisation will begin when the assets are brought into use, in accordance with the Group’s stated policy.

Technology-based intangible assets acquired as part of business combinations are assigned finite useful lives in line with the Group’s amortisation policies, based on independent valuation reports. Amortisation of these assets will commence when they are available for use, i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management. For technology-based intangible assets acquired in 2024, amortisation has not commenced as the technologies have not yet been commercialised.

Certain trade names acquired are deemed to have an indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate cash inflows for the Group.

Where amortisation is charged on assets with finite lives, this expense is taken to the statement of operations through the ‘selling, general and administrative expenses’ line.

Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

viii)	Impairment

The carrying amount of the Group’s assets, other than inventories, accounts receivable, cash and cash equivalents, short-term investments and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed at each balance sheet date.

Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs that would be incurred on disposal. Value in use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not yet been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities. For an asset that does not generate largely independent cash flows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date at the cash-generating unit level. The goodwill and indefinite-lived assets were reviewed for impairment at June 30, 2023, December 31, 2023, June 30, 2024 and December 31, 2024. See Note 12.

In-process research and development (IPR&D) is tested for impairment on a bi-annual basis, and always at year end, or more frequently if impairment indicators are present, using projected discounted cash flow models. If IPR&D becomes impaired or is abandoned, the carrying value of the IPR&D is written down to its revised fair value with the related impairment charge recognised in the period in which the impairment occurs. If the fair value of the asset becomes impaired as the result of unfavorable data from any ongoing or future clinical trial, changes in assumptions that negatively impact projected cash flows, or because of any other information regarding the prospects of successfully developing or commercializing our programs, we could incur significant charges in the period in which the impairment occurs. The valuation techniques utilized in performing impairment tests incorporate significant assumptions and judgments to estimate the fair value, as described above. The use of different valuation techniques or different assumptions could result in materially different fair value estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

viii)	Impairment (continued)

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of operations.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the cash-generating units on a pro-rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

An impairment loss in respect of goodwill is not reversed.

Following recognition of any impairment loss (and on recognition of an impairment loss reversal), the depreciation or amortisation charge applicable to the asset or cash-generating unit is adjusted prospectively with the objective of systematically allocating the revised carrying amount, net of any residual value, over the remaining useful life.

ix)	Financial Assets

On initial recognition, a financial asset is classified as measured at amortised cost and subsequently measured using the effective interest rate (EIR) method and subject to impairment. Financial assets may also be initially measured at fair value with any movement being reflected through other comprehensive income or the Consolidated Statement of Operations.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by investment basis.

Where such an election is not made, and the investment is not held for trading, the equity instrument is classified as measured at fair value through profit or loss (FVTPL). Subsequent changes in fair value are recognised in the Consolidated Statement of Operations. During 2024, the Group acquired a strategic equity interest in an unlisted entity accounted for under this classification. Refer to Note 13.

Financial assets are written off when there is no reasonable expectation of recovery, such as when the debtor has entered bankruptcy, when collection efforts have been exhausted, or when the asset has been significantly past due (typically over 365 days) without any recent payments or active correspondence. The Group considers both quantitative factors (such as aging) and qualitative indicators (e.g., legal or insolvency proceedings) in making this assessment. Where receivables are written off but remain subject to enforcement activity, such as legal action or engagement with collection agencies, these efforts are continued until formally closed.

x)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure which has been incurred in bringing the products to their present location and condition and includes an appropriate allocation of manufacturing overhead based on the normal level of operating capacity. Net realisable value is the estimated selling price of inventory on hand in the ordinary course of business less all further costs to completion and costs expected to be incurred in selling these products.

The Group provides for inventory, based on estimates of the expected realisability. The estimated realisability is evaluated on a case-by-case basis and any inventory that is approaching its “use-by” date and for which no further re-processing can be performed is written off. Any reversal of an inventory provision is recognised in the statement of operations in the year in which the reversal occurs.

xi)	Trade and other receivables

Trade receivables are amounts due from customers for products sold or services provided in the ordinary course of business. Trade and other receivables are stated at their amortised cost less impairment losses incurred. Cost approximates fair value given the short-term nature of these assets. The Group records the loss allowance as lifetime expected credit losses.

These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. Expected credit losses are recorded on all of trade receivables based on an assessment of the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xii)	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are stated at cost. Cost approximates fair value given the short term nature of these liabilities.

xiii)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits which are readily available at year-end. Deposits with maturities less than six months as at the year-end date are recognised as cash and cash equivalents and are carried at fair value when there is no expected loss in value on early termination. The Group has no short-term bank overdraft facilities. Where restrictions are imposed by third parties, such as lending institutions, on cash balances held by the Group these are treated as financial assets in the financial statements.

xiv)	Share-based payments

For equity-settled share-based payments (share options), the Group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a trinomial model. Given that the share options granted do not vest until the completion of a specified period of service, the fair value, which is assessed at the grant date, is recognised on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period.

Certain share options have been granted for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based Payment, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these options to vest is that the option holder continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the option holder does not receive the share-based payment due to a failure to meet the non-vesting condition.

The expense in the consolidated statement of operations in relation to share options represents the product of the total number of options anticipated to vest and the fair value of those options; this amount is allocated to accounting periods on a straight-line basis over the vesting period.

Share based payments, to the extent they relate to direct labour involved in development activities, are capitalised.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. The Group does not operate any cash-settled share-based payment schemes or share-based payment transactions with cash alternatives as defined in IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xv)	Government grants and financial support

The Group received government-backed Covid-19 financial supports in the form of forgivable loans. Under IAS 20, Accounting for Government Grants, a forgivable loan from government is treated as a government grant when there is reasonable assurance that the terms for forgiveness of the loan will be met. Where a loan was received in the financial year but not yet forgiven within the financial year, the loan is treated as a current liability. The Group has opted to present government grant income for loans that have been forgiven as Other operating income in the consolidated statement of operations.

If it is no longer reasonably assured that the terms of forgiveness will be met, any income previously recognised in respect of such a loan is reversed in the period in which the change in assessment occurs. Grants that compensate the Group for expenses incurred such as research and development, employment and training are recognised as income in the statement of operations on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the statement of operations on a systematic basis over the useful life of the asset. R&D tax credits claimed from tax authorities are credited to the taxation line in the consolidated statement of operations.

xvi)	Revenue recognition

Goods sold and services rendered

The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be measured. No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction. Revenue, including any amounts invoiced for shipping and handling costs, represents the value of goods and services supplied to external customers, net of discounts and rebates and excluding sales taxes.

Revenue from products is generally recorded as of the date of shipment, consistent with typical ex-works shipment terms. Where the shipment terms do not permit revenue to be recognised as of the date of shipment, revenue is recognised when the Group has satisfied all of its performance obligations to the customer in accordance with the shipping terms.

Some contracts oblige the Group to ship product to the customer ahead of the agreed payment schedule. For these shipments, a contract asset is recognised when control over the goods has transferred to the customer. The financing component is insignificant as invoicing for these shipments occurs within a short period of time after shipment has occurred and standard 30 day credit terms typically apply. Some contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these types of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

Revenue is recognised on bill-and-hold transactions when all of the criteria in IFRS 15 are met, including: (i) the arrangement is at the customer’s request and has a substantive business reason; (ii) the products are separately identified as belonging to the customer; (iii) the products are ready for physical transfer to the customer; and (iv) the Group has no ability to use the products or redirect them to another customer. The Group assesses each bill-and-hold arrangement individually for compliance with these criteria. When all criteria are satisfied, control is deemed to have transferred and revenue is recognised.

The Group operates a licenced referenced laboratory in the US, which provides testing services to institutional customers and insurance companies. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

Revenue from services rendered is recognised in the statement of operations in proportion to the stage of completion of the transaction at the balance sheet date.

The Group leases instruments to customers typically as part of a bundled package. Where a contract has multiple performance obligations and its duration is greater than one year, the transaction price is allocated to the performance obligations in the contract by reference to their relative standalone selling prices. For contracts where control of the instrument is transferred to the customer, the fair value of the instrument is recognised as revenue at the commencement of the lease and is matched by the related cost of sale. Fair value is determined on the basis of standalone selling price. In the case where control of the instrument does not transfer to the customer, revenue is recognised on the basis of customer usage of the instrument. See also Note 1 (v).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xvi)	Revenue recognition (continued)

In obtaining these contracts, the Group incurs a number of incremental costs, such as sales bonus paid to sales staff commissions paid to distributors and royalty payments. As the amortisation period of these costs, if capitalised, would be less than one year, the Group makes use of the practical expedient in IFRS 15.94 and recognised them as expense as they are incurred.

A receivable is recognised when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Group’s obligation to provide a refund for faulty products under the standard warranty terms is recognised as a provision, see Note 22 for details.

xvi)	Other operating income

Other operating income primarily includes items of income that arise outside the normal course of business, including government grant income from forgiven loans, insurance proceeds, sublease income, and other non-recurring items. Income is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount can be measured reliably.

During the year ended December 31, 2024, other operating income included the reversal of $1.8 million previously recognised in relation to the forgiveness of Paycheck Protection Program (PPP) loans. For further details refer to Note 4.

xvii)	Employee benefits

Defined contribution plans

The Group operates defined contribution schemes in various locations where its subsidiaries are based. Contributions to the defined contribution schemes are recognised in the statement of operations in the period in which the related service is received from the employee.

Other long-term benefits

Where employees participate in the Group’s other long-term benefit schemes (such as permanent health insurance schemes under which the scheme insures the employees), or where the Group contributes to insurance schemes for employees, the Group pays an annual fee to a service provider, and accordingly the Group expenses such payments as incurred.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

xviii)	Foreign currency

A majority of the revenue of the Group is generated in US Dollars. The Group’s management has determined that the US Dollar is the primary currency of the economic environment in which the Company and its subsidiaries (with the exception of the Group’s subsidiaries in Brazil, Canada and Sweden) principally operate. Thus, the functional currency of the Company and its subsidiaries (other than the Brazilian, Canadian and Swedish subsidiaries) is the US Dollar. The functional currency of the Brazilian entity is the Brazilian Real and the functional currency of the Canadian subsidiary is the Canadian Dollar.

The presentation currency of the Company and Group is the US Dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. The resulting gains and losses are included in the consolidated statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xviii)	Foreign currency (continued)

Results and cash flows of subsidiary undertakings, which have a functional currency other than the US Dollar, are translated into US Dollars at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling on the balance sheet date. Any exchange differences arising from the translations are recognised in the currency translation reserve via the statement of changes in equity.

Where Euro, Brazilian Real, or Canadian Dollar amounts have been referenced in this document, their corresponding US Dollar equivalent has also been included and these equivalents have been calculated with reference to the foreign exchange rates prevailing at December 31, 2024.

xix)	Hedging

The activities of the Group expose it primarily to changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments, from time to time, such as forward foreign exchange contracts to hedge these exposures.

The Group enters into forward contracts to sell US Dollars forward for Euro. The principal exchange risk identified by the Group is with respect to fluctuations in the Euro as a substantial portion of its expenses are denominated in Euro but its revenues are primarily denominated in US Dollars. Trinity Biotech monitors its exposure to foreign currency movements and may use these forward contracts as cash flow hedging instruments whose objective is to cover a portion of this Euro expense.

At the inception of a hedging transaction entailing the use of derivatives, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its quarterly assessment of the effectiveness of the hedge in offsetting movements in the cash flows of the hedged items.

Derivative financial instruments are recognised at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair values are reported in the statement of operations. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the current market price at the balance sheet date.

The portion of the gain or loss on a hedging instrument that is deemed to be an effective cash flow hedge is recognised directly in the hedging reserve in equity and the ineffective portion is recognised in the statement of operations. As the forward contracts are exercised the net cumulative gain or loss recognised in the hedging reserve is transferred to the statement of operations and reflected in the same line as the hedged item.

xx)	Exchangeable notes and derivative financial instruments

The Company’s exchangeable notes are treated as a host debt instrument with embedded derivatives attached. On initial recognition, the host debt instrument is recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument is measured at amortised cost using the effective interest rate method.

The embedded derivatives are initially recognised at fair value and are restated at their fair value at each reporting date. The fair value changes of the embedded derivatives are recognised in the consolidated statement of operations, except for changes in fair value related to the Group’s own credit risk, which are recorded in the statement of comprehensive income.

Where the exchangeable notes are redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the respective components and the amount of any gain or loss is recognised in the consolidated statement of operations.

xxi)	Senior secured term loan

The senior secured term loan is initially recorded at the fair value of the consideration received net of:  a) directly attributable transaction costs, b) the fair value at the date of issue of the warrants issued to the lender (see Note 1xxii) and c) the fair value of the option to prepay the loan at the date of issue (see Note 1xxii).

Subsequent to initial recognition, the term loan is measured at amortised cost employing the effective interest methodology. Borrowing costs, including any penalties for early settlement of the loan, are recognised as an expense in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxi)	Senior secured term loan (continued)

In accordance with IFRS 9, the Group assesses any changes to the contractual terms of its borrowings to determine whether such changes result in a substantial modification. A modification is considered substantial if the revised cash flows differ significantly from those of the original arrangement, in which case the original liability is derecognised and a new financial liability is recognised. If a modification is not substantial, the loan is remeasured using the original EIR, with any resulting gain or loss recognised in profit or loss.

During 2024, the Group amended the terms of its senior secured term loan; however, this was assessed under IFRS 9 and determined not to constitute a substantial modification. Refer to Note 23 for further details.

xxii)	Warrants and loan prepayment option

The Company has issued warrants to third parties. A warrant contract might be accounted for as an equity instrument or a financial liability under IFRS depending on the terms of a warrant. A warrant contract that will or might be settled by an entity by delivering a fixed number of its own equity instruments, in exchange for a fixed amount of cash or another financial asset, is an equity instrument. As Perceptive has the option to choose a cashless exercise option, the Company will have to deliver a variable number of ADS, since the number of shares will vary depending on the ADS traded price. Even though the cashless exercise option is economically comparable to the cash exercise option, the fact that the Company will issue a variable number of shares under the cashless exercise option results in one settlement alternative violating the ‘fixed for fixed’ requirement.  The warrant contract therefore meets the definition of a financial liability and given the value of the warrant changes in response to the price of the Company’s ADS, with no initial investment and settlement occurring in the future it meets the definition of a derivative liability under IFRS 9. The warrant is issued in a separate contract, is transferable independently of the term loan and can be exercised while the term loan remains outstanding. Therefore, the warrant is a separate instrument to the term loan.

The warrant contracts are initially recognised as a derivative liability at fair value and subsequently measured at fair value at each reporting period with any changes recognised in the consolidated statement of operations.

The Company has the option to prepay the senior secured term loan in whole or in part for an amount equal to the principal, accrued interest and prepayment premium. In accordance with IFRS 9, this option is separated from the term loan and is initially recognised as a derivative asset at fair value and subsequently measured at fair value at each reporting period with any changes recognised in the consolidated statement of operations.

xxiii)	Convertible Note

The convertible note is accounted for as a compound financial instrument containing both an equity and liability element. The convertible note has a contractual obligation to deliver cash on redemption equal to the principal amount plus accrued interest and therefore has a liability component in line with the definition of a financial liability in IAS 32. The convertible loan note also has a conversion feature where it mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at a certain price for any five consecutive NASDAQ trading days or any other time at the discretion of the Noteholder. Where a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity's own equity instruments, the conversion feature represents an equity component of the convertible note.

The equity component is measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument as a whole. There is no remeasurement of the equity element following initial recognition. The debt component is accounted for at amortised cost employing the effective interest methodology.

xxiv)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxv)	Tax (current and deferred)

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the consolidated statement of operations except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax represents the expected tax payable or recoverable on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate income and taking into account any adjustments stemming from prior years.

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date which is defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised when it is probable that future taxable profits will be available to utilize the associated losses or temporary differences. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

Deferred tax assets and liabilities are recognised for all temporary differences (that is, differences between the carrying amount of the asset or liability and its tax base) with the exception of the following:

i.
Where the deferred tax liability arises from goodwill not deductible for tax purposes or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit nor the taxable profit or loss at the time of the transaction; and

ii.
Where, in respect of temporary differences associated with investments in subsidiary undertakings, the timing of the reversal of the temporary difference is subject to control and it is probable that the temporary difference will not reverse in the foreseeable future.

Where goodwill is tax deductible, a deferred tax liability is not recognised on initial recognition of goodwill. It is recognised subsequently for the taxable temporary difference which arises when the goodwill is amortised for tax with no corresponding adjustment to the carrying value of the goodwill.

The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are derecognised to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

xxvi)	Provisions and contingent liabilities

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation because of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The status of any significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss.

Due to the uncertainties inherent in such matters, the related provisions are based on the best information available at the time. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued as appropriate. Such revisions in the judgments and estimates of the potential liabilities could have an impact on the results of operations and financial position of the Group in future accounting periods.

Provisions for restructuring costs are recognised only when the Group has approved a detailed formal plan and has either commenced implementation or raised a valid expectation among those affected that the restructuring will be carried out. Under IAS 37, restructuring provisions must only include direct expenditures that are necessarily incurred by the restructuring and not associated with the ongoing activities of the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxvii)	Cost of sales

Cost of sales comprises product cost including manufacturing and payroll costs, quality control, shipping, handling, and packaging costs and the cost of services provided.

xxviii)	Finance income and costs

Financing expenses comprise interest costs payable on senior secured term loan, convertible note, leases and exchangeable notes along with non-recurring financing expenses such as penalty for early settlement of term loan and loss on disposal of exchangeable notes. Interest payable on finance leases is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financing expenses also includes the financing element of long term liabilities which have been discounted. Finance income includes interest income on deposits and is recognised in the consolidated statement of operations as it accrues, using the effective interest method. Finance income also includes fair value adjustments for derivative assets and liabilities related to the senior secured term loan and to embedded derivatives associated with exchangeable notes.

xxix)	Treasury shares

When the Group purchases its own equity instruments (treasury shares), the costs, including any directly attributable incremental costs, are deducted from equity. No gain or loss is recognised in the consolidated statement of operations on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

xxx)	Equity

Share capital represents the nominal (par) value of shares that have been issued. Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

xxxi)	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale and any gain or loss on disposal.

xxxii)	Fair values

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

xxxiii)	New IFRS Standards

The following new accounting standards and interpretations became effective for annual periods beginning on or after 1 January 2024. The adoption of these standards did not have a material impact on the Group’s consolidated financial statements:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

The Company is currently assessing the impact of the new standards and amendments on the Company’s accounting policy disclosure.

xxxiv)	Standards, amendments and interpretations to existing IFRS Standards that are not yet effective

The standards and amendments that have been issued but are not yet effective as at the date of issuance of the financial statements, and which may have an impact on the Group's financial statements in future periods, are listed below. The Group intends to adopt these standards, if applicable, when they become effective:

•	Lack of Exchangeability (Amendments to IAS 21), effective from 1 January 2025

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and 7), effective from 1 January 2026

•	Annual Improvements to IFRS Accounting Standards, effective from 1 January 2026

•	IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective from 1 January 2027

•	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’, effective from 1 January 2027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Board of Directors. Management has determined the operating segments based on the reports reviewed by the Board of Directors, which are used to make strategic decisions. The Board considers the business from a geographic perspective based on the Group’s management and internal reporting structure. Sales of product between companies in the Group are made on commercial terms which reflect the nature of the relationship between the relevant companies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise interest-bearing loans, borrowings and expenses and corporate expenses. Segment capital expenditure is the total cost during the year to acquire segment plant, property and equipment and intangible assets that are expected to be used for more than one period, whether acquired on acquisition of a business combination or through acquisitions as part of the current operations.

The Group comprises two main geographical segments (i) the Americas and (ii) Rest of World - Ireland. The Group’s geographical segments are determined by the location of the Group’s assets and operations. The Group has also presented a geographical analysis of the segmental data for Ireland as is consistent with the information used by the Board of Directors.

The reportable operating segments derive their revenue primarily from one source (i.e., the market for diagnostic tests for a range of diseases and other medical conditions). In determining the nature of its segmentation, the Group has considered the nature of the products, their risks and rewards, the nature of the production base, the customer base and the nature of the regulatory environment. The Group acquires, manufactures and markets a range of diagnostic products. The Group’s products are sold to a similar customer base and the Group’s products must comply with various regulators worldwide in the markets that we serve.

The following presents revenue and profit information and certain asset and liability information regarding the Group’s geographical segments.

i)	The distribution of revenue by geographical area based on location of assets was as follows:

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	41,792	19,763	-	61,555
Inter-segment revenue	19,815	702	(20,517)	-

Total revenue	61,607	20,465	(20,517)	61,555

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$’000	US$‘000
Revenue from external customers	44,984	11,848	-	56,832
Inter-segment revenue	21,867	872	(22,739)	-

Total revenue	66,851	12,720	(22,739)	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

Revenue	Americas	Rest of World Ireland	Eliminations	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Revenue from external customers	50,508	12,013	-	62,521
Inter-segment revenue	26,110	828	(26,938)	-

Total revenue	76,618	12,841	(26,938)	62,521

ii)	The distribution of revenue by customers’ geographical area was as follows:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Americas	29,917	32,282	35,557
Asia / Africa	24,775	18,909	20,401
Europe (including Ireland) *	6,863	5,641	6,563

	61,555	56,832	62,521

*	Revenue from customers in Ireland is not disclosed separately due to the immateriality of these revenues.

iii)	The distribution of revenue by major product group was as follows:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Clinical laboratory goods	39,372	42,288	46,036
Clinical laboratory services	4,750	5,453	7,272
Point-of-care	17,433	9,091	9,213

	61,555	56,832	62,521

iv)	The group has recognised the following amounts relating to revenue in the consolidated statement of operations:

Revenue	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Revenue from contracts with customers	61,555	56,832	62,521

	61,555	56,832	62,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

(v)	Disaggregation of revenue from contracts with customers:

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical areas:

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000
At a point in time	41,536	19,763	61,299
Over time	256	-	256

Total	41,792	19,763	61,555

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000
At a point in time	44,692	11,848	56,540
Over time	292	-	292

Total	44,984	11,848	56,832

Timing of revenue recognition	Americas	Rest of World Ireland	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000
At a point in time	50,174	12,013	62,187
Over time	334	—	334

Total	50,508	12,013	62,521

(vi)	The Group derives revenue from the transfer of goods and services over time and at a point in time based on customers’ geographical area as follows:

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	29,661	24,775	6,863	61,299
Over time	256	-	-	256

Total	29,917	24,775	6,863	61,555

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	31,990	18,909	5,641	56,540
Over time	292	-	-	292

Total	32,282	18,909	5,641	56,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

Timing of revenue recognition	Americas	Asia / Africa	Europe	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
At a point in time	35,223	20,401	6,563	62,187
Over time	334	—	—	334

Total	35,557	20,401	6,563	62,521

(vii)	The distribution of segment results by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(2,503)	(9,386)	(315)	(12,204)
Restructuring costs	(2,025)	(2,156)		(4,181)
Impairment charges	(612)	(796)	-	(1,408)

Result after impairment	(5,140)	(12,338)	(315)	(17,793)
Unallocated expenses *				(3,372)

Operating loss				(21,165)
Net financing expense (Note 6)				(9,565)

Loss before tax				(30,730)
Income tax credit (Note 7)				(486)

Loss for the year on continuing operations				(31,216)
Loss for the year on discontinued operations (Note 8)				(573)

Loss for the year				(31,789)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(4,365)	(7,886)	(104)	(12,355)
Impairment charges	(11,105)	-	-	(11,105)

Result after impairment	(15,470)	(7,886)	(104)	(23,460)
Unallocated expenses *				(3,585)

Operating loss				(27,045)
Net financing expense (Note 6)				(9,882)

Loss before tax				(36,927)
Income tax charge (Note 7)				59

Loss for the year on continuing operations				(36,868)
Profit for the year on discontinued operations (Note 8)				12,850

Loss for the year				(24,018)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
Year ended December 31, 2022	US$‘000	US$‘000	US$‘000	US$‘000
Result before restructuring costs, impairment and unallocated expenses	(5,892)	(5,112)	(33)	(11,037)
Impairment	(2,331)	(3,508)	-	(5,839)

Result after impairment	(8,223)	(8,620)	(33)	(16,876)
Unallocated expenses *				(2,473)

Operating loss				(19,349)
Net financing expense (Note 6)				(24,431)

Loss before tax				(43,780)
Income tax credit (Note 7)				194

Loss for the year on continuing operations				(43,586)
Profit for the year on discontinued operations (Note 8)				2,577

Loss for the year				(41,009)

*	Unallocated expenses represent head office general and administration costs of the Group, which cannot be allocated to the results of any specific geographical area.

viii)	The distribution of segment assets and segment liabilities by geographical area was as follows:

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	32,798	61,254	-	94,052
Unallocated assets:
Income tax assets (current and deferred)				4,071
Cash and cash equivalents and short-term investments				5,167

Total assets as reported in the Group balance sheet				103,290

Segment liabilities	84,863	48,621	62	133,546
Unallocated liabilities:
Income tax liabilities (current and deferred)				4,925

Total liabilities as reported in the Group balance sheet				138,471

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

		Rest of World
	Americas	Ireland	Other	Total
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000
Assets and liabilities
Segment assets	26,230	26,023	-	52,253
Unallocated assets:
Income tax assets (current and deferred)				3,491
Cash and cash equivalents and short-term investments				3,691

Total assets as reported in the Group balance sheet				59,435

Segment liabilities	49,398	31,387	20	80,805
Unallocated liabilities:
Income tax liabilities (current and deferred)				2,579

Total liabilities as reported in the Group balance sheet				83,384

ix)
The distribution of long-lived assets, which are property, plant and equipment, goodwill and intangible assets and other non-current assets (excluding deferred tax assets and derivative financial instruments), by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Rest of World – Ireland	43,504	12,448
Americas	14,943	5,793

	58,447	18,241

x)	The distribution of depreciation and amortisation by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Depreciation:
Rest of World – Ireland	160	162	123
Americas	515	668	1,282

	675	830	1,405

Amortisation:
Rest of World – Ireland	770	458	89
Americas	420	487	800

	1,190	945	889

xi)	The distribution of share-based payment expense by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	843	1,650	632
Americas	473	419	1,123

	1,316	2,069	1,755

See Note 20 for further information on share-based payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

2.	SEGMENT INFORMATION (CONTINUED)

xii)	The distribution of taxation (expense)/credit by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	(5)	(385)	286
Rest of World – Other	9	(235)	(4)
Americas	(490)	679	(88)

	(486)	59	194

xiii)	During 2024, 2023 and 2022 there were no customers generating 10% or more of total revenues.

xiv)	The distribution of capital expenditure by geographical area was as follows:

	December 31 2024 US$‘000	December 31, 2023 US$‘000
Rest of World – Ireland	37,929	251
Americas	2,753	2,547

	40,682	2,798

Capital expenditure for the year ended December 31, 2024 includes significant additions arising from the acquisitions of Waveform assets, EpiCapture Limited, and Metabolomics Diagnostic Limited (see Note 29). In addition, capitalised development costs increased from US$1.8 million in 2023 to US$8.6 million in 2024, reflecting investment in development of newly acquired intangible assets.

3.	EMPLOYMENT

The average number of persons employed by the Group in continuing operations is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Research and development	33	23	26
Administration and sales	82	99	105
Manufacturing and quality	286	258	253

	401	380	384

The average number of employees, including discontinued operations, was 401 (2023: 383; 2022: 398).

Employment costs charged in the consolidated statement of operations for continuing operations are analysed as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Wages and salaries	25,570	23,718	22,364
Social welfare costs	2,219	2,061	1,965
Pension costs	451	508	347
Share-based payments	1,316	2,069	1,755
Restructuring cost	596	485	274

	30,152	28,841	26,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

3.	EMPLOYMENT (CONTINUED)

Employment costs are shown net of capitalisations and Irish government wage subsidies. There were no Irish government wage subsidies netted against employment costs in the year ended December 31, 2024.  Total employment costs, inclusive of amounts capitalised for wages and salaries, social welfare costs and pension costs, for the year ended December 31, 2024, amounted to US$33,584,000 (2023: US$29,975,000) (2022: US$27,528,000). Total share-based payments in the balance sheet amounted to US$1,316,000 for the year ended December 31, 2024 (2023: US$2,069,000) (2022: US$1,755,000). See Note 20 for further details.

Employment costs including discontinued operations, are analysed as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Wages and salaries	25,570	24,343	23,608
Social welfare costs	2,219	2,097	2,036
Pension costs	451	510	352
Share-based payments	1,316	2,069	1,755
Restructuring cost	596	485	274

	30,152	29,504	28,025

The Group operates defined contribution pension schemes for certain of its full-time employees. The benefits under these schemes are financed by both Group and employee contributions. Total contributions made by the Group in the financial year and charged against income in respect of continuing operations amounted to US$451,000 (2023: US$508,000) (2022: US$347,000). The pension accrual for the Group at December 31, 2024 was US$nil (2023: US$56,000) (2022: US$44,000).

4.	OTHER OPERATING (EXPENSE) / INCOME

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Other income	40	138	-
Rental income from premises	-	3	3
Government supports	(1,827)	-	7
Government grants	-	-	333

	(1,787)	141	343

The other income for year ended December 31, 2024 relates to income from a transition services agreement with the acquirers of Fitzgerald Industries for the provision of bookkeeping and I.T. services.

In October 2024, the Company received notice from the U.S. Department of Justice (DOJ) concerning second-round Paycheck Protection Program (PPP) loans received by certain U.S. subsidiaries. At year-end, a payable of US$2,165,000 was recognised, covering the US$1,827,000 in loans and estimated interest of US$338,000. As the original loan income was recognised in other operating income, the reversal to the extent of the loan to be repaid has been recorded as a corresponding charge to other operating (expense)/income, noted as “Government supports”. The interest costs incidental to the loan repayment has been charged to finance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

5.	IMPAIRMENT, RESTRUCTURING AND ONCE OFF COSTS

Impairment charges

In accordance with IAS 36, Impairment of Assets, the Company carries out periodic impairment reviews of the asset valuations. A number of factors impacted this calculation including the Company’s market capitalization during the year ended December 31 2024, the cost of capital, cash flow projections and net asset values across each of the Company’s cash-generating units.

The impact of the above items on the consolidated statement of operations for the year ended December 31, 2024, 2023, and 2022 are as follows:

	December	December	December
	31, 2024	31, 2023	31, 2022
	US$’000	US$’000	US$’000
Selling, general & administration expenses
Impairment of PP&E (Note 11)	612	3,772	733
Impairment of goodwill and other intangible assets (Note 12)	1,596	5,833	4,624
Impairment of prepayments (Note 17)	-	-	482
(Reversal)/Impairment of financial assets (Note 13)	(800)	1,500	-

Total impairment loss	1,408	11,105	5,839

Restructuring costs

During the year ended December 31, 2024, the Group undertook a comprehensive business transformation program aimed at improving long-term operational efficiency and aligning the organization with its strategic priorities. These changes were previously communicated to the market and include operationally profitability measures, organizational realignment, and changes to business unit structures.

As a result, the Group recognized restructuring costs of US$4.2 million (2023: US$nil) (2022: US$nil) which are presented separately in the consolidated statement of operations within ‘Selling, general and administrative expenses – Restructuring costs’.

The restructuring costs incurred during the year comprised the following:

December
31, 2024
US$’000
Nature of cost
Personnel related costs	1,216
Outsourcing costs	754
Site transfer costs	1,281
Inventory related costs	772
Other restructuring costs	158

Total restructuring costs	4,181

Included within Site transfer costs above is US$356,000 related to the impairment of plant & equipment arising as part of the restructuring program. Refer to Note 11. We have provided for additional restructuring costs of US$1.6 million as at December 31, 2024 (see Note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

5.	IMPAIRMENT, RESTRUCTURING AND ONCE OFF COSTS (CONTINUED)

Once off costs

During the year ended December 31, 2024, the Company incurred exceptional, non-trading costs totaling US$1.9 million, which is made up as follows:

In October 2024, the Company issued 650,000 American Depositary Shares (“ADSs”) to a corporate finance advisor as a non-refundable retainer fee in respect of advisory services provided in connection with a planned future equity raise. The fair value of the ADSs issued, amounting to US$1.1 million, was recognized directly in equity, with a corresponding charge recorded within the consolidated statement of operations as an exceptional cost.

During the year, the Company recognized a provision of US$0.7 million in respect of a legacy matter currently subject to resolution. Owing to the sensitive nature of ongoing discussions, further disclosure has been withheld in accordance with IAS 37.92, as the Directors believe such disclosure could seriously prejudice the Company’s position.

6.	FINANCIAL INCOME AND EXPENSES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Financial income:
Non-cash financial income	-	1,171	303

Financial expense:
Interest on leases (Note 24)	(592)	(624)	(647)
Loss on disposal of exchangeable notes (Note 23)	-	-	(9,678)
Penalty for early partial settlement of senior secured term loan (Note 23,28)	-	(905)	(3,450)
Cash interest payable on senior secured term loan	(6,293)	(7,289)	(7,039)
Cash interest payable on convertible note	(300)	(300)	(199)
Cash interest on exchangeable notes	(8)	(8)	(296)
Cash interest payable on PPP loans (Note 4)	(338)	-	-
Non-cash interest on exchangeable notes	-	-	(84)
Non-cash interest on senior secured term loan (Note 23)	(2,355)	(1,131)	(2,772)
Non-cash interest on convertible note	(859)	(796)	(495)
Non-cash financial expense	(1,172)	-	(74)
Unwinding of discount on deferred contingent consideration	(53)	-	-
Capitalisation of borrowing costs	2,085	-	-
Non-cash loan modification gain (Note 23,28)	3,567	-	-
Capitalisation of unpaid interest on term loan	(3,247)	-	-

	(9,565)	(11,053)	(24,734)

Net financing expense	(9,565)	(9,882)	(24,431)

For more information on the senior secured term loan, convertible note and exchangeable notes, refer to Note 23 Interest-Bearing Loans and Borrowings.

Non-cash financial expense relates to the fair value loss on warrant liabilities during the year. Refer to Note 23 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Current tax expense/(credit)
Irish Corporation tax	21	-	(336)
Foreign taxes (a)	254	462	(5)
Adjustment in respect of prior years	10	(198)	61

Total current tax expense/(credit)	285	264	(280)

Deferred tax credit (b)
Origination and reversal of temporary differences (see Note 14)	(41)	(547)	324
Origination and reversal of net operating losses (see Note 14)	242	224	(238)

Total deferred tax charge/(credit)	201	(323)	86

Total income tax charge/(credit) on continuing operations in statement of operations	486	(59)	(194)

Tax charge on discontinued operations (see Note 8)	-	-	2

Total tax charge/(credit)	486	(59)	(192)

(a)	In 2024, the foreign taxes relate primarily to Luxembourg and Canada.

(b)
In 2024, there was a deferred tax credit of US$43,000 (2023: charge of US$174,000) (2022: charge of US$109,000) recognised in respect of Ireland and a deferred tax charge of US$244,000 (2023: credit of US$497,000) (2022: credit of US$26,000) recognised in respect of overseas tax jurisdictions.

Effective tax rate	December 31, 2024	December 31, 2023	December 31, 2022
Loss before taxation – continuing operations (US$‘000)	(30,730)	(36,927)	(43,780)
As a percentage of loss before tax:
Current tax %	(0.93)%	(0.72)%	(0.64)%
Total (current and deferred) %	(0.158)%	(0.16)%	(0.44)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective total tax rate for the Group:

	December 31, 2024	December 31, 2023	December 31, 2022
Irish corporation tax	(12.5)%	(12.5)%	(12.5)%
Effect of current year net operating losses and temporary differences for which no deferred tax asset was recognised (a)	15.89%	17.19%	10.97%
Effect of tax rates on overseas earnings	6.63%	(7.82)%	(7.30)%
Effect of Irish income taxable at higher tax rate	(4.09)%	2.62%	3.93%
Adjustments in respect of prior years	0.04%	(0.53)%	0.14%
R&D tax credits	-	-	(0.75)%
Other items (b)	(7.55)%	0.88%	5.07%

Effective tax rate	(1.58)%	(0.16)%	(0.44)%

(a)
No deferred tax asset was recognised because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and insufficient future projected taxable income in the same jurisdiction.

(b)
Other items comprise items not chargeable to tax and expenses not deductible for tax purposes. In 2022, other items mainly related to the loss on disposal of the exchangeable notes which was non-recurring.

The distribution of loss before taxes by geographical area was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	(17,296)	(12,922)	(22,354)
Rest of World – Other	(315)	(104)	(33)
Americas	(13,119)	(23,901)	(21,393)

	(30,730)	(36,927)	(43,780)

At December 31, 2024, the Group had unutilised net operating losses for continuing operations as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland	107,093	69,851	62,731
Rest of World – Other	52,852	52,511	448
Americas	22,866	13,840	12,778

	182,811	136,202	75,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

7.	INCOME TAX (EXPENSE)/CREDIT (CONTINUED)

At December 31, 2024, the Group had unrecognised deferred tax assets in respect of unused tax losses and unused tax credits as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Rest of World – Ireland – unused tax losses	13,275	8,464	7,489
Rest of World – Other – unused tax losses	14,777	14,701	124
Americas – unused tax losses	2,149	3,395	3,163
Americas – unused tax credits	5,702	5,806	4,658

Unrecognised deferred tax asset	35,903	32,366	15,434

The accounting policy for deferred tax is to calculate the deferred tax asset that is deemed recoverable, considering all sources for future taxable profits. The deferred tax assets in the above table have not been recognised due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognised. When there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS

In April 2023, the Company announced the sale of its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. The results of Fitzgerald Industries were presented as discontinued operations in the 2023 financial statements.

During 2024, the Company recognised additional costs related to the 2023 disposal of Fitzgerald Industries, following a settlement agreement with Biosynth that was finalised prior to year-end and formally signed in January 2025. A provision of US$150,000 was recorded in respect of the full and final settlement of all post-completion claims. In addition, outstanding receivables of US$423,000 from Biosynth relating to completion account adjustments were written off as unrecoverable under the terms of the settlement.

The operating profit for the discontinued operations are summarised as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Revenue	-	2,784	12,258
Operating expenses	-	(2,652)	(9,679)
Tax expense (Note 7)	-	-	(2)

Profit from operating activities	-	132	2,577

(Loss)/Gain on sale of discontinued operations	(573)	12,718	-

(Loss)/Profit for the year from discontinued operations	(573)	12,850	2,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATIONS (CONTINUED)

The net cashflows generated from discontinued operations are as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Cash received from sale of the discontinued operations net of transaction costs	-	28,935
Cash sold as a part of discontinued operations	-	(775)
Net cash inflow on date of disposal	-	28,160

The following amounts relating to the Biosynth transaction were recognised in 2024 as post-disposal adjustments, reflecting the write-off of receivables and provision for settlement costs:

	Net assets disposed in 2023	Post disposal adjustment	Net assets disposed/adjusted
	US$‘000	US$‘000	US$‘000

Property plant & equipment	103	-	103
Goodwill and intangible assets	14,123	-	14,123
Inventory	1,160	-	1,160
Cash	775	-	775
Trade and other receivables	1,309	(423)	886
Trade and other payables	(864)	(150)	(1,014)
Lease liabilities	(106)	-	(106)
Current corporation tax	(2)	-	(2)
Deferred tax liability	(195)	-	(195)
Total net assets disposed	16,303	(573)	15,730

The consideration from the sale of Fitzgerald Industries which was receivable as at December 31, 2024 was US$Nil (2023: US$373,000) (refer to Note 17).

Basic (loss)/earnings per ordinary share – discontinued operations

Basic (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the weighted average number of ‘A’ ordinary shares in issue as at December 31, 2024, this amounted to 359,193,482 shares (2023: 153,099,405 shares) (2022: 134,939,327 shares), see Note 10 for further details.

Diluted (loss)/earnings/ per ordinary share – discontinued operations

Diluted (loss)/earnings per ordinary share for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the diluted weighted average number of ordinary shares in issue of 404,096,277 shares (2023: 178,016,062 shares) (2022: 155,498,651 shares), see Note 10 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

8.	(LOSS)/PROFIT FOR THE YEAR ON DISCONTINUED OPERATION (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
Basic (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.00)	0.08	0.02
Diluted (loss)/earnings per ‘A’ share (US Dollars) – discontinued operations	(0.00)	0.07	0.02

Basic (loss)/earnings per ADS – discontinued operations

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic earnings per ADS for discontinued operations is computed by dividing the profit/(loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year by the weighted average number of ADS in issue of 17,959,674 (2023: 7,654,970) (2022: 6,746,966), see Note 10 for further details.

Diluted (loss)/earnings per ADS – discontinued operations

Diluted earnings per ADS for discontinued operations is computed by dividing the profit/ (loss) after taxation on discontinued operations of US$(573,000), (2023: US$12,850,000) (2022: US$2,577,000) for the financial year, by the diluted weighted average number of ADS in issue of 20,204,814 (2023: 8,900,803) (2022: 7,774,933), see Note 10 for further details.

	December 31, 2024	December 31, 2023	December 31, 2022
Basic (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.03)	1.68	0.38
Diluted (loss)/earnings per ADS (US Dollars) – discontinued operations	(0.03)	1.44	0.33

Cash flows

The cash flows attributable to discontinued operations are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$000	US$000	US$000
Cash (outflow)/inflow from operating activities	-	(177)	3,798
Cash inflow from investing activities	-	28,160	-
Cash outflow from financing activities	-	-	(10,800)

There were no cash inflows from discontinued operations during the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

9.	LOSS BEFORE TAX

  The following amounts were charged / (credited) to the statement of operations:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Directors’ emoluments (including non- executive directors):
Remuneration	1,454	2,058	1,639
Pension	39	26	24
Share based payments (Note 26)	931	1,601	1,707
Auditor’s remuneration
Audit fees	1,082	861	888
Tax fees	175	407	89
Depreciation (Note 11) [1]	675	830	1,405
Amortisation (Note 12)	1,190	945	889
Loss on the disposal of property, plant and equipment	-	-	2
Net foreign exchange differences	376	336	(1,210)

1 In 2024, US$204,000 was capitalised to research and development projects (2023: US$Nil) (2022: US$Nil).

Depreciation for discontinued operations for the year ended December 31, 2024 is US$Nil (2023: US$1,000) (2022:US$5,000)

Amortisation for discontinued operations for the year ended December 31, 2024 is US$Nil (2023: US$1,000) (2022:US$34,000).

10.	LOSS PER SHARE

Basic loss per ordinary share

Basic loss per ordinary share is calculated by dividing the net loss attributable to owners of the parent of US$31,789,000 (2023: loss of US$24,018,000) (2022: loss of US$41,009,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year. Basic loss per ordinary share from continuing operations is calculated by dividing the loss from continuing operations attributable to owners of the parent of US$31,216,000 (2023: loss of US$36,868,000) (2022: loss of US$43,586,000) by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year.

As at December 31, 2024, the number of ‘A’ ordinary shares for the purposes of the calculation of basic loss per share are 359,193,482 shares (2023: 153,099,405 shares) (2022: 134,939,327 shares).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
‘A’ ordinary shares	359,193,482	153,099,405	134,939,327

Basic loss per share denominator	359,193,482	153,099,405	134,939,327

Reconciliation to weighted average loss per share denominator:
Number of ‘A’ ordinary shares at January 1 (Note 19)	165,865,882	164,985,882	96,162,410
Weighted average number of ‘A’ ordinary shares issued during the year*	205,883,200	669,123	51,332,517
Weighted average number of treasury shares	(12,555,600)	(12,555,600)	(12,555,600)

Basic loss per share denominator	359,193,482	153,099,405	134,939,327

*The weighted average number of shares issued during the year is calculated by taking the number of shares issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted loss per ordinary share

Diluted loss per ordinary share is calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ‘A’ ordinary shares in issue, net of any Treasury Shares, during the year, plus the weighted average number of ‘A’ ordinary shares that would be issued on the conversion of all the dilutive potential ‘A’ ordinary shares into ‘A’ ordinary shares. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic loss per ‘A’ ordinary share and diluted loss per ‘A’ ordinary share are equivalent.

The following potential ‘A’ ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ‘A’ ordinary shares for the purposes of calculating diluted loss per ‘A’ ordinary share.

	December 31, 2024	December 31, 2023	December 31, 2022
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	186,908	2,752,153
Issuable on exercise of warrants to Perceptive (Note 23)	20,173,151	-	-
Issuable on conversion of Exchangeable notes (Note 23)	38,391	38,391	1,436,463
Issuable on conversion of Convertible notes (Note 23)	24,691,358	24,691,358	16,370,709

Total number of potentially dilutive instruments excluded from the weighted average number of ‘A’ ordinary shares in calculating dilutive loss per ‘A’ ordinary share	44,902,900	24,916,657	20,559,325

Of the ‘A’ ordinary shares issuable on exercise of options, NIL are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

Loss per ADS

In February 2024, the Company changed the ratio of the ADSs representing its ‘A’ ordinary shares from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares.

Basic loss per ADS is calculated by dividing the loss attributable to owners of the parent of US$31,789,000 (2023: loss of US$24,018,000) (2022: loss of US$41,009,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year. Basic loss per ADS from continuing operations is calculated by dividing the loss of US$31,216,000 (2023: loss of US$36,868,000) (2022: loss of US$43,586,000) by the weighted average number of ADS in issue, net of any Treasury Shares, during the year.

As at December 31, 2024, the number of ADS for the purposes of the calculation of basic loss per ADS were 17,959,674 ADS (2023: 7,654,970 ADS) (2022: 6,746,966 ADS).

	December 31, 2024	December 31, 2023	December 31, 2022
ADS	17,959,674	7,654,970	6,746,966

Basic loss per ADS denominator	17,959,674	7,654,970	6,746,966

Reconciliation to weighted average loss per ADS denominator:
Number of ADS at January 1 (Note 19)	8,293,294	8,249,294	4,808,120
Weighted average number of shares issued during the year*	10,294,160	33,456	2,566,626
Weighted average number of treasury shares	(627,780)	(627,780)	(627,780)

Basic loss per ADS denominator	17,959,674	7,654,970	6,746,966

*The weighted average number of ADSs issued during the year is calculated by taking the number of ADSs issued multiplied by the number of days in the year each share is in issue, divided by 365 days.

Diluted loss per ADS

Diluted loss per ADS is calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ADS in issue, net of any Treasury Shares, during the year, plus the weighted average number of ADS that would be issued on the conversion of all the dilutive potential ADS into ADS. As the potentially dilutive instruments were anti-dilutive in all periods presented, basic loss per ADS and diluted earnings per ADS are equivalent.

The following potential ADS are anti-dilutive and are therefore excluded from the weighted average number of ADS for the purposes of calculating dilutive (loss)/earnings per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

10.	LOSS PER SHARE (CONTINUED)

	December 31, 2024	December 31, 2023	December 31, 2022
Potentially Dilutive Instruments:
Issuable on exercise of options (Note 20)	-	9,345	137,608
Issuable on exercise of warrants to Perceptive (Note 23)	1,008,658	-	-
Issuable on conversion of Exchangeable notes (Note 23)	1,920	1,920	71,823
Issuable on conversion of Convertible notes (Note 23)	1,234,568	1,234,568	818,535

Total number of potentially dilutive instruments excluded from the weighted average number of ADS in calculating dilutive loss per ADS	2,245,146	1,245,833	1,027,966

Of the ADS issuable on exercise of options, NIL are contingently issuable as their issue is contingent upon satisfaction of specified performance conditions in addition to the passage of time. The conditions governing their exercisability have not been satisfied as at the end of the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

11.	PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings US$‘000	Leasehold Improvements US$‘000	Computer & Office Equipment US$‘000	Plant & Equipment, Vehicles US$‘000	Total US$‘000
Cost
At January 1, 2023	24,682	2,701	4,540	33,683	65,606
Additions	55	87	173	596	911
Disposals or retirements	(480)	(40)	(115)	(220)	(855)
Reallocations/ reclassifications	-	(8)	8	-	-
Exchange adjustments	11	20	6	370	407

At December 31, 2023	24,268	2,760	4,612	34,429	66,069

At January 1, 2024	24,268	2,760	4,612	34,429	66,069
Additions#	752	-	150	478	1,380
Additions through acquisition (Note 29)	-	51	582	740	1,373
Disposals or retirements	-	-	-	(14)	(14)
Remeasurement of ROU assets	1,764	-	-	-	1,764
Reallocations/ reclassifications	-	-	-	53	53

At December 31, 2024	26,784	2,811	5,344	35,686	70,625

Accumulated depreciation and Impairment losses
At January 1, 2023	(21,885)	(2,284)	(4,178)	(31,577)	(59,924)
Charge for the year (Note 9)	(272)	(64)	(178)	(317)	(831)
Disposals or retirements	385	38	115	213	751
Impairment losses	(2,246)	(339)	(101)	(1,086)	(3,772)
Exchange adjustments	(4)	(20)	(7)	(370)	(401)

At December 31, 2023	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)

At January 1, 2024	(24,022)	(2,669)	(4,349)	(33,137)	(64,177)
Charge for the year (Note 9)	(325)	(58)	(283)	(9)	(675)
Disposals or retirements	-	-	(5)	-	(5)
Impairment losses*	(410)	(1)	(80)	(477)	(968)
Reallocations/ reclassifications	-	-	-	(179)	(179)

At December 31, 2024	(24,757)	(2,728)	(4,717)	(33,802)	(66,004)

Carrying amounts
At December 31, 2024	2,027	83	627	1,884	4,621

At December 31, 2023	246	91	263	1,292	1,892

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

#  Additions include US$0.9 million additions in ROU assets.

*  The total impairment charge recognised against Property, Plant & Equipment during the year was US$1.0 million. Of this, US$0.6 million, corresponding to the impairment loss allocated to property, plant and equipment as described above, is presented within ‘Impairment Charges’ in the Consolidated Statement of Operations. The remaining US$0.4 million is included within ‘Restructuring Costs’ (see Note 5).

Remeasurement of ROU assets during the year includes adjustments arising from rent reviews on leased properties in Bray, Ireland. These relate to leases with a related party, Mr. O’Caoimh, and reflect revised future lease payments following independent valuations. Further details are provided in Note 26 – Related Party Transactions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

11.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Right-of-use assets

Additional information on the right-of-use assets by class of assets is as follows:

	Carrying amount At December 31, 2024	Depreciation Charge Year ended December 31, 2024	Impairment Charge Year ended December 31, 2024
	US$000	US$000	US$000
Buildings	2,126	(325)	(356)
Computer equipment	72	(56)	(43)

	2,198	(381)	(399)

	Carrying amount At December 31, 2023	Depreciation Charge Year ended December 31, 2023	Impairment Charge Year ended December 31, 2023
	US$000	US$000	US$000
Buildings	229	(196)	(1,930)
Computer equipment	166	(51)	-
Plant and Equipment, vehicles	-	(26)	(86)

	395	(273)	(2,016)

Income from sub-letting right-of-use buildings amounted to US$nil in the year ended December 31, 2024 (2023: US$3,000).

Right-of-Use assets at December 31, 2024	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	10	0 to 9	3	1	-	-	-
Vehicle	22	0 to 2	1	-	22	-	22
I.T. and office equipment	6	2 to 5	3	-	-	-	-

Right-of-Use assets at December 31, 2023	No. of Right-of-Use leased assets	Range of remaining term in years	Average remaining lease term (years)	No. of Leases with extension options	No. of Leases with options to purchase	No. of leases with variable payments linked to index	No. of leases with termination options
Building	7	1 to 10	5	1	-	-	-
Vehicle	22	1 to 3	2	-	22	-	22
I.T. and office equipment	5	3	3	-	-	-	-

The details of the impairment review are described in Note 12. When an impairment loss is identified in a cash-generating unit, it must be first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. In this manner, an impairment loss of US$0.6 million was allocated to property, plant and equipment as at December 31, 2024 (2023: US$3.8 million). The recoverable amount of property, plant and equipment was determined to be the value in use of each cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS

	Goodwill US$‘000	Development costs US$‘000	Patents and licenses US$‘000	Technology based intangibles US$‘000	Other US$‘000	Total US$‘000
Cost
At January 1, 2023	79,182	125,584	8,729	—	33,580	247,075
Additions	—	1,758	19	—	110	1,887
Disposals or retirements	(12,591)	—	—	—	(14,488)	(27,079)
Reclassifications	54	—	(54)	—	—	—
Exchange adjustments	—	23	—	—	—	23

At December 31, 2023	66,645	127,365	8,694	—	19,202	221,906

At January 1, 2024	66,645	127,365	8,694	—	19,202	221,906
Additions	—	8,582	1	—	2,280	10,863
Additions through acquisition	13,839	122	—	13,105	—	27,066
Disposals or retirements	—	(70)	—	—	—	(70)

At December 31, 2024	80,484	135,999	8,695	13,105	21,482	259,765

Accumulated amortisation and Impairment losses
At January 1, 2023	(66,645)	(108,576)	(8,570)	—	(28,015)	(211,806)
Charge for the year (Note 9)	—	(753)	30	—	(223)	(946)
Disposals or retirements	—	—	—	—	12,956	12,956
Impairment losses (Note 5)	—	(2,926)	(9)	—	(2,898)	(5,833)
Exchange adjustments	—	(7)	—	—	—	(7)

At December 31, 2023	(66,645)	(112,262)	(8,549)	—	(18,180)	(205,636)

At January 1, 2024	(66,645)	(112,262)	(8,549)	—	(18,180)	(205,636)
Charge for the year (Note 9)	—	(1,190)	—	—	—	(1,190)
Impairment losses (Note 5)	—	(1,596)	—	—	—	(1,596)

At December 31, 2024	(66,645)	(115,048)	(8,549)	—	(18,180)	(208,422)

Carrying amounts
At December 31, 2024	13,839	20,951	146	13,105	3,302	51,343

At December 31, 2023	—	15,103	145	—	1,022	16,270

The assets of the Group are pledged as security for the senior secured term loan from Perceptive Advisors.

Included within development costs are projects with a carrying value of US$7,040,000 which were not amortised in 2024 (2023: US$1,596,000) (2022: US$6,982,000). These development costs are not being amortised as the projects to which the costs relate were not fully complete at the end of the financial year. As at December 31, 2024 these projects are expected to be completed during the period from January 1, 2025 to December 31, 2026 at an expected further cost of approximately US$20 million to US$25 million.

Included within technology-based intangibles in 2024 is an amount of US$13.1 million related to the recognition of acquired technology-based intangible assets from the Waveform, Metabolomics, and Epicapture acquisitions. These assets were recognised at fair value in accordance with IFRS 3. Further details of these acquisitions are provided in Note 29. As the acquired technologies were not yet available for use at year-end, no amortisation has been recorded in 2024. Amortisation will commence when the technologies are brought into commercial use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2024 US$’000	2023 US$’000
Continuous glucose monitoring testing	7,040	-
Premier Instruments for A1c and haemoglobinopathies testing	1,542	1,669
Mid-tier haemoglobins instrument	-	51
HIV screening rapid test	-	6
Other projects	-	32
Total capitalised development costs	8,582	1,758

Other intangible assets

Other intangible assets consist primarily of software assets, acquired customer and supplier lists, trade names and websites.

During the year ended December 31, 2024, additions of US$13.2 million were recorded in respect of intangible assets acquired through business combinations. These relate to the fair value of identifiable intangible assets recognised as part of the acquisitions of Waveform, EpiCapture and Metabolomics. The acquired intangible assets comprise the following:

•	Customer relationships

•	Trade names and brand assets

•	Proprietary technology and software

•	Supplier agreements

•	Website and digital assets

The fair values of these assets were determined as part of the purchase price allocation process in accordance with IFRS 3 Business Combinations. Refer to Note 29 for further detail on the business combinations.

Amortisation

Amortisation is charged to the consolidated statement of operations through the selling, general and administrative expenses line.

Impairment testing for intangibles including goodwill and indefinite lived assets

Goodwill and other intangibles are subject to impairment testing on a periodic basis and whenever there are indicators of impairment. Specific assets are assessed for impairment when there are indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount of seven CGUs is determined based on a value-in-use computation at June 30 and December 31. The value-in-use calculations use cash flow projections based on the 2025 and 2026 projections for each CGU and a further three years projections using estimated revenue and cost average growth rates of between 2% and 3%. At the end of the five-year forecast period, terminal values for each CGU, based on a long-term growth rate of 2%, are used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The pre-tax discount rates used range from 17% to 28% (2023: 15% to 22%).

Sources of estimation uncertainty

The cash flows have been arrived at taking into account the Group’s financial position, its recent financial results and cash flow generation and the nature of the medical diagnostic industry, where product obsolescence can be a feature. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA margins, net cash flows, discount rates used and the duration of the discounted cash flow model. Significant under-performance in any of the Group’s major CGUs may give rise to a material impairment which would have a substantial impact on the Group’s income and equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Impairment tests of cash-generating units

The impairment tests performed at June 30, 2024 and at December 31, 2024 resulted in an impairment loss being recorded in four CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil, Clark Laboratories and Biopool Inc

The table below sets forth the impairment loss recorded for each of the CGU’s, comprising both the specific asset impairment charges recorded in year ended December 31, 2024 as per the below table and the impairments arising from the CGU impairment tests:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Immco Diagnostics Inc.	101	9,331
Trinity Biotech Manufacturing Limited	(120)	1,500
Trinity Biotech Do Brasil	162	274
Primus Corp	916	-
Clark Laboratories Inc.	130	-
Biopool US Inc.	219	-

Total impairment loss	1,408	11,105

The table below sets forth the breakdown of the impairment loss for each class of asset:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Goodwill and other intangible assets	1,596	5,833
Property, plant and equipment (see Note 11)	612	3,772
Financial assets (see Note 13)	(800)	1,500

Total impairment loss	1,408	11,105

The impairment tests performed at June 30, 2024 and at December 31, 2024 resulted in an impairment loss being recorded in four CGUs, Immco Diagnostics Inc, Trinity Biotech Do Brasil, Clark Laboratories Inc, and Biopool Inc.

Management is seeking to implement profit improvement initiatives across these entities, however the values in use of these CGUs at June 30, 2024 and December 31, 2024, defined as the present value of the future projected cash flows, were below the value of the carrying amount of their assets, other than inventories, accounts receivable, cash and cash equivalents and deferred tax assets.

Included within the impairment for Trinity Biotech Manufacturing Limited was the reversal of a previously recognised financial asset impairment of US$0.8 million, refer to Note 13 for further details.

Specific asset impairment charges in year ended December 31, 2024

In the year ended December 31, 2024, two internally developed intangible assets were fully impaired, and certain plant items in our Bray production facility and the right-of-use asset associated with the Kansas production facility were both fully impaired as a result of restructuring activities. These impairments are shown in the table below. There were no specific asset impairment charges in the year ended December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Asset name	Entity	2024 US$’000
T10 HPLC Analyzer	Trinity Biotech Manufacturing Ltd	916
Syphilis Point-of-Care	Trinity Biotech Manufacturing Ltd	680
Trinscreen plant & equipment	Trinity Biotech Manufacturing Ltd	223
Kansas right-of-use asset	Primus Corp.	133
Total		1,952

The T10 HPLC Analyzer project was an internally developed HPLC analyser designed for mid-volume haemoglobin testing laboratories, with the Chinese market identified as a key commercial opportunity. Although the project achieved technical feasibility and early market validation, recent developments in global trade relations, particularly increasing tensions between the United States and China, have created significant uncertainty around market access and the ability to generate sufficient future sales. While the Company continues to pursue a licensing arrangement with a local Chinese partner, this is not expected to generate adequate economic returns to support the carrying value of the asset. As a result, the Company has fully impaired the related intangible asset and recognised an impairment charge of US$916,000. This was recorded in the Primus Corp. entity.

The Syphilis Point of Care project is an internally developed lateral flow assay intended for the global syphilis and HIV/syphilis dual testing markets. Although the project demonstrated technical feasibility prior to 2020, the suspension of development activities during the COVID-19 pandemic and subsequent changes in manufacturing strategy have introduced additional uncertainty around technical completion, regulatory approval timelines, and cost to completion. As a result of this reassessment, and in light of the need for further development work before the product can be commercialised, the Group have fully impaired the project and recorded an impairment charge of US$680,000.

Trinscreen, one of the Group’s HIV screening products, was manufactured at Trinity Biotech Manufacturing Ltd in 2024. In line with the planned transfer of Point-of-Care/HIV product manufacturing to a contract manufacturing partner by Q2 2025, certain plant and equipment at Trinity Biotech Manufacturing Limited were assessed as having limited future utility. An impairment charge of US$223,000 was recognised to reflect the revised recoverable amount. This has been included within ‘Selling, general and administrative expenses – Restructuring costs’. See also Note 11.

The Kansas City facility, operated by Primus Corporation, previously supported the manufacture and R&D of the Group’s haemoglobin product range. At year-end, the Group assessed that the associated right-of-use asset no longer has future economic benefit, and a full impairment charge of US$133,000 was recognized within ‘Selling, general and administrative expenses – Restructuring costs’. See also Note 11.

The value-in-use calculations for CGUs are subject to significant estimation, uncertainty and accounting judgements and the following sensitivity analysis has been performed:

•
In the event that there was a reduction of 10% in the assumed level of future growth in revenue growth rate, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

•
In the event there was a 10% increase in the discount rate used to calculate the potential impairment of the carrying values, which would represent a reasonably likely range of outcomes, there would be no additional impairment loss recorded at December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Significant Goodwill and Intangible Assets with Indefinite Useful Lives

Following the disposal of Fitzgerald Industries during 2023, the carrying value of goodwill was US$nil as at December 31, 2023. During 2024, goodwill was recognised in connection with the acquisitions of Waveform Technologies' CGM assets, EpiCapture, and Metabolomics. The carrying value of goodwill as at December 31, 2024 was US$13,829,000. The CGUs for which goodwill is considered significant from a Group perspective, and the additional disclosures required for these CGUs, are set out below.

Goodwill arising from the purchase of CGM assets from Waveform Technologies

December 31, 2024
Carrying amount of goodwill (US$’000)	12,403
Discount rate applied (real pre-tax)	18.6%
% EBITDA would need to decrease for an impairment to arise	56.51%
Long-term growth rate	2.0%

The Waveform CGM CGU includes proprietary continuous glucose monitoring (CGM) technology and related assets acquired from Waveform Technologies in January 2024. The value-in-use was determined using a discounted cash flow model based on seven years of forecast cash flows, reflecting the expected development and commercialisation trajectory of the technology, followed by a terminal value using a 2% long-term growth rate. The pre-tax discount rate of 26% reflects the high-risk, early-stage nature of the opportunity and incorporates market-based risk adjustments.

The assumptions and estimates used are specific to this CGU and were derived from a combination of internal forecasts, external market data, and management’s expectations regarding development timelines, regulatory approvals, and commercial potential.

No impairment loss was recognised for this CGU in 2024. Management concluded that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

Goodwill arising from the acquisition of EpiCapture Limited

December 31, 2024
Carrying amount of goodwill (US$’000)	1,420
Discount rate applied (real pre-tax)	21.9%
% EBITDA would need to decrease for an impairment to arise	84.35%
Long-term growth rate	2.0%

The EpiCapture CGU includes oncology diagnostics technology and associated intellectual property acquired in 2024. The value-in-use was determined using a discounted cash flow model incorporating probability-weighted scenarios reflecting the early-stage nature of the development pipeline, projected regulatory milestones, and anticipated commercialisation timelines. The model included ten years of forecast cash flows followed by a terminal value using a 2.0% long-term growth rate. The pre-tax discount rate of 29.4% reflects the significant risk and uncertainty associated with product development, clinical validation, and future market access.

The assumptions and estimates used are specific to this CGU and were developed based on internal forecasts, external market data, and management’s expectations regarding product viability and commercial uptake.

No impairment loss was recognised for this CGU in 2024. Management concluded that no reasonably possible change in key assumptions would lead to the carrying amount exceeding the recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

12.	GOODWILL AND INTANGIBLE ASSETS (CONTINUED)

Goodwill arising from the acquisition of Metabolomic Diagnostics Limited

Goodwill of US$6,000 was also recognised in connection with the acquisition of Metabolomics. This amount is not considered individually material to the Group, and therefore no further disclosures have been provided in accordance with IAS 36.

Intangible Assets with Indefinite Useful lives (included in other intangibles)	December 31, 2024 US$‘000	December 31, 2023 US$‘000

Primus Corporation CGU
Primus trade name	365	365
Total	365	365

In 2023, an impairment loss of US$2,069,000 was allocated against the Immco Diagnostic trade name as the carrying value of the CGU’s net assets exceeded its discounted future cashflows. In 2023, the Group sold the Fitzgerald Industries business and the Fitzgerald trade name and RDI trade name were disposed of as part of that divestment.

The trade name assets purchased as part of the acquisition of Fitzgerald in 2004, Primus and RDI in 2005 and Immco Diagnostics in 2013 were valued using the relief from royalty method and based on factors such as (1) the market and competitive trends and (2) the expected usage of the name. It was considered that these trade names will generate net cash inflows for the Group for an indefinite period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

13.	FINANCIAL ASSETS

December 31, 2024 US$‘000
Cost
At January 1, 2023	-
Additions in year	1,500

At December 31, 2023	1,500

At January 1, 2024	1,500
Additions in year	2,562
Write off in the year	(800)
Fair value remeasured through profit & loss	(107)

At December 31, 2024	3,155

Provision for impairment
At January 1, 2023	-
Impairment in the current year	(1,500)

At December 31, 2023	(1,500)

At January 1, 2024	(1,500)
Reversal of impairment in the current year (Note 5)	800

At December 31, 2024	(700)

Carrying amounts
At December 31, 2024	2,455

At December 31, 2023	-

In January 2023, the Company entered into a strategic partnership with imaware Inc. (“imaware”), combining imaware’s digital health platform with the Company’s reference laboratory capabilities to support the delivery of at-home and remote testing programs. As part of the partnership, the Company agreed to invest US$1.5 million in imaware through a convertible note arrangement. In addition, a five-year agreement was signed appointing the Company as imaware’s laboratory testing partner. As at December 31, 2023, the Company had paid US$0.7 million of the committed US$1.5 million investment. The remaining US$0.8 million, which had not yet been funded, was recognised as an accrued liability. The partnership did not generate any income in 2023. Due to continued uncertainty over imaware’s financial performance and the recoverability of the investment, the Company recognised a full impairment loss of US$1.5 million in the year ended December 31, 2023. In 2024, following the acquisition of Imaware by SuperTruth, and subsequent engagement with the acquirer, it was confirmed that the Company is not liable to settle the outstanding US$0.8 million and it was written off against the corresponding impairment previously recognised. No further amounts are expected to be paid under the original convertible note agreement.

During 2024, the Company purchased a strategic investment in Novus Diagnostics Limited, a company pioneering a rapid sepsis testing platform, acquiring a 12.5% stake at that time. This investment will accelerate the development and commercialization of Novus’ groundbreaking point-of-care diagnostic solutions, including its 15-minute bloodstream infection test. The investment was valued at approximately US$2,562,000 and was made through issuance of approximately 1,399,985 ADSs in the Company. The ADS issuance was recognised directly in equity. The investment does not meet the criteria for classification at amortised cost, as it is not held to collect contractual cash flows. Nor did the Company make the irrevocable election to measure it at fair value through other comprehensive income (FVOCI). Accordingly, the investment is measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9. As at December 31, 2024, the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, as it is not quoted in an active market and the fair value was determined using unobservable inputs. A remeasurement loss of US$0.1 million was recognised in profit or loss for the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities of the Group are attributable to the following:

	Assets		Liabilities		Net
	2024 US$’000	2023 US$’000	2024 US$’000	2023 US$’000	2024 US$’000	2023 US$’000
Property, plant and equipment	224	168	—	—	224	168
Intangible assets	—	—	(3,001)	(931)	(3,001)	(931)
Inventories	776	105	—	—	776	105
Provisions	1,414	558	—	—	1,414	558
Tax value of loss carry-forwards	1,026	1,030	—	—	1,026	1,030
Other items	113	114	(1,560)	(1,369)	(1,447)	(1,255)

Deferred tax assets/(liabilities)	3,553	1,975	(4,561)	(2,300)	(1,008)	(325)

The deferred tax asset at December 31, 2024 is mainly due to deductible temporary differences relating to provisions and loss carry-forwards In 2024, the deferred tax asset increased by US$1.6 million mainly due to an increase in deductible temporary differences principally attributable to imputed interest provisions.

The deferred tax liability is caused by the net book value of non-current assets being greater than the tax written down value of non-current assets, temporary differences due to the acceleration of the recognition of certain charges in calculating taxable income permitted in Ireland and the US. The deferred tax liability increased by US$2.3 million in 2024, principally because of temporary differences in relation to acquired intangible assets.

Deferred tax assets and liabilities are only offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities and where the intention is to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously. At December 31, 2024 and at December 31, 2023 no deferred tax assets and liabilities are offset as it is not certain as to whether there is a legally enforceable right to set off current tax assets against current tax liabilities and it is also uncertain as to what current tax assets may be set off against current tax liabilities and in what periods.

Movement in temporary differences during the year

	Balance January 1, 2024	Recognised in income	Recognised in discontinued operations	Balance December 31, 2024
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	168	56	-	224
Intangible assets	(931)	(2,070)	-	(3,001)
Inventories	105	671	-	776
Provisions	558	856	-	1,414
Tax value of loss carry-forwards	1,030	(4)	-	1,026
Other items	(1,255)	(192)	-	(1,447)

	(325)	(683)	-	(1,008)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

14.	DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Balance January 1, 2023	Recognised in income	Recognised in discontinued operations	Balance December 31, 2023
	US$’000	US$’000	US$’000	US$’000
Property, plant and equipment	224	(56)	-	168
Intangible assets	(3,950)	2,827	192	(931)
Inventories	423	(318)	-	105
Provisions	2,194	(1,636)	-	558
Tax value of loss carry-forwards	1,254	(224)	-	1,030
Other items	(985)	(270)	-	(1,255)

	(840)	323	192	(325)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised by the Group in respect of the following items, which have not been tax effected:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Capital losses	8,293	8,293
Net operating losses	180,810	136,202
US alternative minimum tax credits	1,791	1,790
Other temporary timing differences	19,246	57,986
US state credit carry-forwards	-	4,015

	210,140	208,286

15.	OTHER NON-CURRENT ASSETS

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Finance lease receivables (see Note 17)	-	36
Other assets	28	43

	28	79

The Group leases instruments as part of its business. For details of future minimum finance lease receivables with non-cancellable terms, please refer to Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

16.	INVENTORIES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Raw materials and consumables	10,032	10,053
Work-in-progress	4,989	4,498
Finished goods	4,353	5,382

	19,374	19,933

The assets of the Group, including inventories have been pledged as security for the term loan from Perceptive Advisors.

All inventories are stated at the lower of cost or net realisable value. Total inventories for the Group are shown net of provisions of US$7,648,000 (2023: US$11,344,000) (2022: US$16,274,000). Cost of sales in 2024 includes inventories expensed of US$38,001,000 (2023: US$35,091,000) (2022: US$45,340,000).

The movement on the inventory provision for the three-year period to December 31, 2024 is as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Opening provision at January 1	11,344	16,274	12,063
Charged during the year	2,113	2,291	7,391
Utilised during the year	(5,809)	(5,456)	(3,180)
Eliminated on disposal of business	-	(1,765)	-

Closing provision at December 31	7,648	11,344	16,274

17.	TRADE AND OTHER RECEIVABLES

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Trade receivables, net of impairment losses	13,416	10,698
Prepayments	1,979	2,036
Contract assets	460	525
Value added tax	42	43
Finance lease receivables	-	119
Consideration due from sale of business (Note 8)	-	373
Other receivables	168	107

	16,065	13,901

Trade receivables are shown net of an impairment losses provision of US$2,286,000 (2023: US$2,324,000) (2022: US$2,691,000) (see Note 27). Prepayments are shown after impairment charges of US$Nil (2023: US$Nil) (2022: US$482,000) (see Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

Long-term contract receivable

(i) Finance lease commitments – Group as lessor

The Group leases instruments as part of its business. Future minimum receivables with non-cancellable terms are as follows:

December 31, 2024 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	-	-	-
Between one and five years (Note 15)	-	-	-

	-	-	-

	December 31, 2023 US$‘000
	Gross investment	Unearned income	Minimum payments receivable
Less than one year	170	4	119
Between one and five years (Note 15)	54	3	36

	224	7	155

The Group classified future minimum lease receivables between one and five years of US$Nil (2023: US$36,000) as Other Assets, see Note 15. Under the terms of the lease arrangements, no contingent rents are receivable.

 (ii) Operating lease commitments – Group as lessor

The Group leases instruments under operating leases as part of its business.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	December 31, 2024 US$‘000
	Instruments	Total
Less than one year	1,461	1,461

	1,461	1,461

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

17.	TRADE AND OTHER RECEIVABLES (CONTINUED)

(ii) Operating lease commitments – Group as lessor

	December 31, 2024 US$‘000
	Instruments	Total
Less than one year	1,995	1,995

	1,995	1,995

18.	CASH AND CASH EQUIVALENTS

	December 31, 2024 US$’000	December 31, 2023 US$’000
Cash at bank and in hand	5,167	3,691

Cash and cash equivalents	5,167	3,691

19.	CAPITAL AND RESERVES

Share capital

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary share to 1 ADS: 20 ordinary shares. The 2024 and 2023 ADS amounts in the below tables reflect this change.

	December 31, 2024	December 31, 2023
	Class ‘A’ Ordinary shares ‘000s	Class ‘A’ Ordinary shares ‘000s
In thousands of shares
In issue at January 1	165,866	164,986
Issued for a cash consideration (a)	81,628	880
Issued for non-cash consideration (b)	124,255	-

At period end	371,749	165,866

	December 31, 2024	December 31, 2023
	ADS	ADS
In thousands of ADSs
Balance at January 1	8,293	8,249
Issued for a cash consideration	4,081	44
Issued for non-cash consideration	6,213	-

At period end	18,587	8,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

19.	CAPITAL AND RESERVES (CONTINUED)

The amounts in the tables above are inclusive of Treasury Shares. The number of Treasury Shares is as follows:

	December 31, 2024	December 31, 2023
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of shares
Balance at January 1	12,556	12,556
Purchased during period	-	-

At period end	12,556	12,556

	December 31, 2024	December 31, 2023
	Class ‘A’ Treasury shares ‘000s	Class ‘A’ Treasury shares ‘000s
In thousands of ADSs
Balance at January 1	628	628
Purchased during period	-	-

At period end	628	628

(a)
During the year ended December 31, 2024, the Company issued 81,628,000 ‘A’ Ordinary shares for a consideration of US$7.4 million settled in cash. The Company incurred expenses of US$0.7 million in connection with the issuances. No employee share options were exercised during the year.

(b)	During the year ended December 31, 2024, the Company issued following shares for a consideration other than cash:

i)	On January 31, 2024, the Company issued 36,000,000 ‘A’ Ordinary shares (1,800,000 ADS) as a part of the purchase consideration to acquire Waveform Technologies Inc., as a wholly owned subsidiary.

ii)	On September 24, 2024, the Company issued 5,406,000 ‘A’ Ordinary shares (270,000 ADS) as a part of the purchase consideration to acquire Metabolomic Diagnostics Limited, as a wholly owned subsidiary.

iii)	On October 10, 2024, the Company issued 13,000,000 ‘A’ Ordinary shares (650,000 ADS) to Craig-Hallum pursuant to the Advisory Agreement.

iv)	On October 10, 2024, the Company issued 7,237,000 ‘A’ Ordinary shares (362,000 ADS) to Native Design Limited pursuant to a design services agreement.

v)	On October 25, 2024, the Company issued 34,612,000 ‘A’ Ordinary shares (1,731,000 ADS) as a purchase consideration to acquire EpiCapture Limited, as a wholly owned subsidiary.

vi)	On October 25, 2024, the Company issued 28,000,000 ‘A’ Ordinary shares (1,400,000 ADS) as a purchase consideration to acquire 12.5% equity stake in Novus Diagnostics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

19.	CAPITAL AND RESERVES (CONTINUED)

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since January 1, 2004.

Other reserves

Other reserves comprise the hedging reserve of US$23,000. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions entered into but not yet crystallised. The hedging reserve is shown within Other Reserves in the Consolidated Statement of Financial Position.

Equity component of Convertible Note

In May 2022, the Company completed a US$45.2 million investment from MiCo IVD Holdings, LLC (“MiCo”). The investment consisted of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. The convertible loan is accounted for as a compound financial instrument containing both an equity and liability element. The equity component of the convertible note is US$6.7 million. There is no remeasurement of the equity element following initial recognition.

Treasury shares

During 2024, the Group did not purchase any ‘A’ Ordinary shares (2023: nil) (2022: nil) ‘Treasury shares’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS

Options

Under the terms of the Company’s Employee Share Option Plans, options to purchase 40,506,672‘A’ Ordinary Shares (2,025,334 ADS’s) were outstanding at December 31, 2024. Under these Plans, options are granted to officers and employees of the Group at the discretion of the Compensation Committee (designated by the Board of Directors), under the terms outlined below.

Share options are sometimes granted to consultants of the Group and the fair value of the services provided by these consultants is measured by reference to the fair value of the equity instruments granted. This approach is adopted as it is impractical for the Group to reliably estimate the fair value of such services. There are 2,000,000 outstanding options for consultants at December 31, 2024.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The options vest following a period of service by the officer or employee. The required period of service is determined by the Board or any other relevant delegated committee at the date of grant of the options (usually the date of approval by the Compensation Committee) and it is generally over a two to four-year period.

Non-vesting conditions

Since 2022, share options were granted to directors and certain employees for which there is a condition that the options only become exercisable into ADSs when the market price of an ADS reaches a certain level. This is deemed to be a non-vesting condition. The term ‘non-vesting condition’ is not explicitly defined in IFRS 2, Share based payments, but is inferred to be any condition that does not meet the definition of a vesting condition. The only condition for these particular options to vest is that the director or employee continues service and there were no other conditions which would be considered non-vesting conditions. Non-vesting conditions are reflected in measuring the grant-date fair value of the share-based payment and there is no true-up in the measurement of the share-based payment for differences between the expected and the actual outcome of non-vesting conditions. If all service conditions are met, then the share-based payment cost will be recognized even if the director or employee does not receive the share-based payment due to a failure to meet the non-vesting condition.

Contractual life

The term of an option is determined by the Board of Directors, typically through its Remuneration Committee and Employee Compensation Committee, provided that the term may not exceed ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group (or one year after such termination because of death or disability) except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, the Board may accelerate the exercisability and termination of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options ‘A’ Ordinary Shares	Weighted- average exercise price US$ Per ‘A’ Ordinary Share	Range US$ Per ‘A’ Ordinary Share
Outstanding January 1, 2022	18,727,990	0.78	0.19-4.36
Granted	29,400,000	0.27	0.27-0.29
Exercised	(2,733,328)	0.19	0.19-0.19
Expired / Forfeited	(579,990)	1.87	0.69-4.36

Outstanding December 31, 2022	44,814,672	0.47	0.19-2.43

Exercisable December 31, 2022	14,138,004	0.89	0.19-2.43

Outstanding January 1, 2023	44,814,672	0.47	0.19-2.43
Granted	19,600,000	0.14	0.12-0.25
Exercised	(880,000)	0.19	0.19-0.19
Expired / Forfeited	(16,620,000)	0.33	0.27-2.43

Outstanding December 31, 2023	46,914,672	0.39	0.12-1.34

Exercisable December 31, 2023	19,764,672	0.67	0.19-1.34

Outstanding January 1, 2024	46,914,672	0.39	0.12-1.34
Granted	12,100,000	0.14	0.14-0.14
Expired / Forfeited	(18,508,000)	0.50	0.12-1.34

Outstanding December 31, 2024	40,506,672	0.26	0.12-1.29

Exercisable December 31, 2024	17,275,422	0.41	0.12-1.29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

In February 2024, the Company adjusted its ADS ratio from 1 ADS: 4 ordinary shares to 1 ADS: 20 ordinary shares. The 2024 and 2023 ADS amounts in the below tables reflect this change.

The number and weighted average exercise price of share options per ADS is as follows:

	Share Options ‘ADS’ Equivalent	Weighted- average exercise price US$ Per ‘ADS’	Range US$ Per ‘ADS’

Outstanding January 1, 2022	936,400	15.60	3.80-87.20
Granted	1,470,000	5.40	5.40-5.80
Exercised	(136,666)	3.80	3.80-3.80
Expired / Forfeited	(29,000)	37.40	13.80-87.20
	0
Outstanding December 31, 2022	2,240,734	9.40	3.80-48.60

Exercisable December 31, 2022	706,900	17.80	3.80-48.60
	0
Outstanding January 1, 2023	2,240,734	9.40	3.80-48.60
Granted	980,000	2.80	2.40-5.00
Exercised	(44,000)	3.80	3.80-3.80
Expired / Forfeited	(831,000)	6.60	5.40-48.60
	0
Outstanding December 31, 2023	2,345,734	7.80	2.40-26.80
	0
Exercisable December 31, 2023	988,234	13.40	3.80-26.80
	0
Outstanding January 1, 2024	2,345,734	7.80	2.40-26.80
Granted	605,000	2.80	2.80-2.80
Expired / Forfeited	(925,400)	10.00	2.40-26.80
	0
Outstanding December 31, 2024	2,025,334	5.20	2.40-25.80
	0
Exercisable December 31, 2024	863,771	8.20	2.40-25.80

The opening share price per ‘A’ Ordinary share at the start of the financial year was US$0.10 or US$2.00 per ADS (2023: US$0.24 per ‘A’ ordinary share or US$4.8 per ADS) (2022: US$0.36 per ‘A’ ordinary share or US$7.35 per ADS) and the closing share price at December 31, 2024 was US$0.04 per ‘A’ ordinary share or US$0.88 per ADS (2023: US$0.11 per ‘A’ ordinary share or US$2.15 per ADS) (2022: US$0.25 per ‘A’ ordinary share or US$4.95 per ADS). The average share price for the year ended December 31, 2024 was US$0.10 per ‘A’ Ordinary share or US$1.96 per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

A summary of the range of prices for the Company’s share options for the year ended December 31, 2024 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	40,356,672	0.25	5.00	17,125,422	0.40	4.78
US$1.00-US$1.29	150,000	1.14	2.38	150,000	3.76	2.36

	40,506,672			17,275,422

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.80	2,017,834	5.00	5.00	856,271	8.00	4.78
US$20.00-US$25.80	7,500	22.80	2.38	7,500	22.80	3.38

	2,025,334			863,771

The weighted-average remaining contractual life of options outstanding at December 31, 2024 was 4.98 years (2023: 5.03 years).

A summary of the range of prices for the Company’s share options for the year ended December 31, 2023 follows:

	Outstanding			Exercisable
Exercise price range	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘A’ ordinary shares	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$0.12-US$0.99	42,266,672	0.28	5.50	15,116,672	0.47	4.16
US$1.00-US$1.74	4,648,000	1.33	0.79	4,648,000	1.33	0.79
	46,914,672			19,764,672

	Outstanding			Exercisable
Exercise price range	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)	No. of options ‘ADS equivalent’	Weighted– average exercise price	Weighted- average contractual life remaining (years)
US$2.40-US$19.80	2,113,334	5.64	5.50	755,834	9.32	4.16
US$20.00-US$34.80	232,400	26.54	0.79	232,400	26.54	0.79
	2,345,734			988,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

Charge for the year under IFRS 2

The charge for the year is calculated based on the fair value of the options granted which have not yet vested.

The fair value of the options is expensed over the vesting period of the option. In 2024, US$1,316,000 (2023: US$2,069,000) (2022: US$1,755,000) was charged to the statement of operations split as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000	December 31, 2022 US$‘000
Share-based payments – cost of sales	-	-	-
Share-based payments – selling, general and administrative	1,316	2,069	1,755

Total – continuing operations	1,316	2,069	1,755
Share-based payments – discontinued operations	-	-	-

Total	1,316	2,069	1,755

No share-based payment expense was capitalised in intangible development project assets during the years ended December 31, 2022, 2023 or 2024.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Black-Scholes model. The following are the input assumptions used in determining the fair value of share options granted in 2024, 2023 and 2022:

	Key management personnel		Key management personnel		Key management personnel
	2024		2023		2022
Weighted average fair value at measurement date per ‘A’ share / (per ADS)	$	US$0.10 / (US$2.08)	$	US0.50 / (US$10.04)	$	US0.19 / (US$3.80)

Total ‘A’ share options granted / (ADS’s equivalent)		12,100,000 / (605,000)		19,600,000 / (980,000)		29,400,000 / (1,470,000)

Weighted average share price per ‘A’ share / (per ADS)	$	US0.14/ (US$2.80)	$	US0.14 / (US$2.80)	$	US0.27 / (US$5.40)

Weighted average exercise price per ‘A’ share / (per ADS)	$	US0.14 / (US$2.80)	$	US0.14 / (US$2.80)	$	US0.27 / (US$5.40)

Weighted average expected volatility		74.40%		40.21%		76.79%

Weighted average expected life		7		7		6.82

Weighted average risk-free interest rate		4.06%		4.13%		3.59%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

20.	SHARE OPTIONS (CONTINUED)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historic volatility (calculated based on the expected life of the options). The Group has considered how future experience may affect historical volatility. The profile and activities of the Group are not expected to change in the immediate future and therefore Trinity Biotech would expect estimated volatility to be consistent with historical volatility.

The model assumed an expected dividend yield of 0%, consistent with the Group’s current dividend policy.

21.	TRADE AND OTHER PAYABLES

	December 31, 2024 US$’000	December 31, 2023 US$’000
Trade payables	6,833	3,885
Accruals and other liabilities	13,597	7,552
Amounts payable for financial assets (Note 13)	-	800
Payroll taxes	659	405
Employee related social insurance	112	110
Contingent consideration	5,384	-
Deferred income	197	50

	26,782	12,802

Included in trade and other payables at December 31, 2024 was US$185,000 (2023: US$144,000) relating to contracted licence payments.

22.	PROVISIONS

	December 31, 2024 US$’000	December 31, 2023 US$’000

Product warranty provision	50	50
Legal & regulatory provision	735	-
Disposal-related warranty settlement provision	150	-
Restructuring provision	1,594	-
	2,529	50

Current	2,454	50
Non-current	75	-

During 2024 and 2023 the Group experienced no significant product warranty claims. However, the Group believes that it is appropriate to retain a product warranty provision to cover any future claims. The provision at December 31, 2024 represents the estimated cost of product warranties, the exact amount which cannot be determined. US$50,000 represents management’s best estimate of these obligations at December 31, 2024.

During the year ended December 31, 2024, the Group recognised a provision of US$150,000 in respect of a post-completion settlement related to the sale of Fitzgerald Industries. The settlement agreement was finalised prior to year-end and signed in January 2025. The provision is payable in two instalments: US$75,000 within one year and US$75,000 after more than one year. Refer to note 25 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

22.	PROVISIONS (CONTINUED)

During the year, the Group recognised a provision of US$0.7 million in respect of a legacy matter currently subject to resolution. Owing to the sensitive nature of ongoing discussions, further disclosure has been withheld in accordance with IAS 37.92: seriously prejudicial exemption for non-disclosure of certain information on provision, as the Directors believe such disclosure could seriously prejudice the Group’s position.

At December 31, 2024, the Company recognised a provision of US$2.9 million (2023: US$nil) in respect of restructuring activities undertaken as part of the Group’s business transformation programme (refer to Note 5). The restructuring provision is expected to be fully utilised during the next 12 months. No further restructuring provisions are anticipated at the reporting date.

23.	INTEREST-BEARING LOANS AND BORROWINGS

The carrying value of interest-bearing loans, borrowings and related balances is as follows:

	December 31, 2024 US$’000	December 31, 2023 US$’000
Current liabilities
Exchangeable senior notes	210	210

Total	210	210

	December 31, 2024 US$’000	December 31, 2023 US$’000
Non-Current liabilities
Senior secured term loan	72,391	40,109
Derivative financial liability	1,658	526
Contingent liability (Note 29)	1,813	-
Convertible note	15,401	14,542

Total non-current liabilities	91,263	55,177

	December 31, 2024 US$’000	December 31, 2023 US$’000
Non-Current assets
Derivative financial asset	166	178

Total non-current assets	166	178

Exchangeable senior notes

In January 2022, the Company retired approximately US$99.7 million of the Exchangeable Notes as part of a debt re-financing. This represented approximately 99.7% of the total Exchangeable Notes. Consideration was in cash and an issue of ‘A’ Ordinary shares. The cash paid was US$86.73 million with each holder that was party to the agreement receiving US$0.87 of cash per US$1 nominal value of the Exchangeable Notes. The shares consideration was 1,066,600 ADSs (21,332,000 ‘A’ Ordinary shares) representing the equivalent of US$0.40 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 10, 2021, discounted by 13%) per US$1 nominal value of the Exchangeable Notes, as partial consideration for the exchange of the Exchangeable Notes. The shares consideration is valued at US$6.1 million based on market price on the date of issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Exchangeable senior notes (continued)

The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the consolidated statement of operations. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the note issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method.

At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2 million. As the IFRS measure of consideration was higher by US$9.7 million, the resulting loss on disposal was recorded as a financial expense in the year ended December 31, 2022. The remaining nominal value of the Exchangeable Notes at December 31, 2024 is US$210,000 and this is shown within Current Liabilities.

The movement in the exchangeable notes balance was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(210)	(210)

Liability	(210)	(210)

Senior secured term loan

The Company and its subsidiaries entered into a US$81.3 million senior secured term loan credit facility in December 2021 with Perceptive, an investment manager with an expertise in healthcare. The Term Loan was drawn down in January 2022. The Term Loan is secured by a charge over the Group’s assets. The 48-month Term Loan was originally due to expire in January 2026, however this has since been amended to a maturity date of July 2026. The loan accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (later changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash. In connection with the initial draw down of the Term Loan the Company agreed to issue warrants to Perceptive for 500,000 of the Company’s ADSs.  The per ADS exercise price of the Warrants was US$6.50.

The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term at the discretion of the Company.

In accordance with IFRS accounting standards, the Term Loan is represented by three separate balances in the statement of financial position, US$72.4 million (2023: US$40.1 million) is shown as a non-current liability balance representing the carrying value of the loan, a derivative financial asset estimated at US$0.2 million (2023: US$0.2 million) representing the value to the Company of being able to repay the Term Loan early and potentially refinance at a lower interest rate and a derivative financial liability estimated at US$1.7 million (2023: US$0.5 million) representing the fair value of the warrants issued to Perceptive.

In May 2022, the Company repaid US$34.5 million of the term loan principal and incurred an early payment penalty of approximately US$3.5 million, which has been recorded as a financial expense in the year ended December 31, 2022.

In February 2023, the Company announced that it had entered into an amended and restated senior secured Term Loan credit facility to allow for an immediate US$5 million increase to the outstanding Term Loan and provide for a US$20 million facility to fund potential acquisitions. In connection with the increased loan facility, 500,000 warrants originally issued under the Term Loan were repriced, with the Warrants having a per ADS exercise price of US$5.36 compared to their initial per ADS exercise price of US$6.50.

On April 27, 2023, the Company announced that it had closed the sale of our Fitzgerald Industries life sciences supply business, the Company used approximately US$11 million of the proceeds of this sale to repay approximately US$10.1 million of its senior secured debt held by Perceptive plus an approximately US$0.9 million early repayment penalty, which has been recorded as a financial expense in the year ended December 31, 2023. In connection with this transaction, the Company entered an amendment to its senior secured Term Loan credit facility with Perceptive Advisors, which significantly reduced the Company’s minimum revenue covenants under that loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

In January 2024, as part of the agreement to purchase the Waveform assets, we entered into an amended credit agreement with Perceptive. Under this agreement, an additional US$22 million of funding has been made available to us, with US$12.5 million being used to acquire the Waveform assets. The remaining US$9.5 million was made available for general corporate purposes including for the further development of the CGM and biosensor technologies. The Amended Term Loan also provides for additional liquidity of up to US$6.5 million, that may be drawn down between April and December 2024 and can be used for general corporate purposes. In April 2024, the Company drew down the additional funding of US$6.5 million as prescribed in the Amended Term Loan agreement. This funding will be used for general corporate purposes, including the further development of our CGM offering.

In December 2024, the Company entered into a further amendment to the credit agreement with Perceptive. As part of this amendment, the Company drew down an additional US$2 million for general corporate purposes. We also agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan. This included the interest payments due for the period from September through December 2024, which were settled through PIK. Additionally, as part of this amendment the Company granted Perceptive new warrants to purchase an additional 1,500,000 ADSs at an exercise price of US$0.80 per ADS, and the exercise price of its existing ADS warrants was also reset to US$0.80 per ADS.

The issuance of additional warrants and repricing of existing warrants was not considered a modification of the original financial liability under IFRS. All warrants are classified as financial liabilities and are measured at fair value through profit or loss. For the year ended December 31, 2024, a non-cash fair value loss of US$2.1 million was recognized in finance expense, reflecting the initial recognition of the newly issued warrants, the repricing of existing warrants, and subsequent remeasurement of all warrant liabilities.

During the year ended December 31, 2024 accretion interest of US$2.4 million (2023: US$1.1 million) was accrued to leave a closing carrying value of US$72.4 million at year end (2023: US$40.1 million).

Senior secured term loan
The movement in the Term Loan was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(40,109)	(44,301)
Principal amount loaned	(30,500)	(5,000)
Loan drawdown costs	325	194
Derivative financial liability at date of drawdown	-	90
Derivative financial asset at date of drawdown	(28)	(11)
Accretion interest (Note 6)	(2,355)	(1,131)
Cash repayment of principal	-	10,050
Payment-in-kind (PIK) Interest	(3,291)	-
Non-cash Loan Modification Gain	3,567	-

Balance at December 31	(72,391)	(40,109)

The fair value of the derivative financial asset is estimated at US$0.2 million at December 31, 2024 (2023: US$0.2 million). The fair value of the derivative financial liability is estimated at US$1.7 million at December 31, 2023 (2023: $0.5 million) The fair value remeasurement for these two derivative financial balances at December 31, 2024, resulted in the recognition of net financial income of US$26,000 (2023: US$1.2 million) in the consolidated statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

In Q1 2024, the Company negotiated a 2.5% reduction in the base interest rate on its term loan facility, lowering the rate from 11.25% to 8.75%. In accordance with IFRS 9, this amendment was treated as a non-substantial modification of the financial liability. As a result, the carrying amount of the loan was remeasured using the original effective interest rate (EIR), and a non-cash gain of $3.6 million was recognised in finance income. This gain reflects the difference between the previous carrying amount of the loan and the present value of the modified cash flows, discounted at the original EIR, and is presented in the consolidated statement of operations as a “Non-cash loan modification gain.”.

Contingent liability
As part of the consideration for the acquisition of the CGM assets from Waveform Technologies, Inc., the Group recognised a contingent liability of US$1.8 million at the acquisition date. This relates to potential additional consideration payable upon entering into certain commercial partnering agreements with designated glucose pump manufacturers within 24 months of the acquisition. As the payment is subject to the occurrence of uncertain future events, it is disclosed as a contingent liability rather than a recognised financial liability. Refer to Note 29.

The movement in the derivative financial asset in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	178	128
Derivative financial asset at date of drawdown	28	11
Fair value adjustments in the period	(40)	39

Non-current asset at December 31	166	178

The movement in the derivative financial liability in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(526)	(1,569)
Derivative financial liability at date of drawdown	(1,066)	(90)
Fair value adjustments in the period	(66)	1,133

Non-current liability at December 31	(1,658)	(526)

7-year convertible note

In May 2022, the Company completed a US$45.2 million investment from MiCo IVD Holdings, LLC. Based on public filings, we understand that on December 17, 2024, MiCo was acquired by Dayli Trinity Holdings Limited as a result of a share purchase agreement with Mainstream Holdings Limited. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

23.	INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2024, the carrying value of the convertible note’s debt component was US$15.4 million (2023: US$14.5 million) and accretion interest of US$0.9 million (2023: US$0.8 million) has been recognised as a financial expense in the year. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

The movement in the 7-year convertible note in the year was as follows:

	December 31, 2024 US$000	December 31, 2023 US$000
Balance at January 1	(14,542)	(13,746)
Accretion interest	(859)	(796)

Non-current liability at December 31	(15,401)	(14,542)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

24.	LEASE LIABILITIES

The Group has leases for some of its manufacturing plants, all warehouses, offices, motor vehicles and some IT equipment. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as a right-of-use asset (net of any depreciation and/or impairment) and a lease liability. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 11).

Each lease generally imposes a restriction that, unless there is a contractual right for the Group to sublet the asset to another party, the right-of-use asset can only be used by the Group. Leases are either non-cancellable or may only be cancelled by incurring a substantive termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for a further term. The Group is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Group must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.

Lease liabilities

Lease liabilities are payable as follows:

	December 31, 2024 US$’000	December 31, 2023 US$’000
Current liabilities
Lease liabilities related to Right of Use assets	2,285	1,694

	2,285	1,694

Non-Current liabilities
Lease liabilities related to Right of Use assets	10,477	10,872

	December 31, 2024 US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,862	577	2,285
In more than one year, but not more than two	2,214	472	1,742
In more than two years but not more than five	5,487	955	4,532
More than five years	4,652	449	4,203

	15,215	2,453	12,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

24.	LEASE LIABILITIES (CONTINUED)

	December 31, 2023 US$’000
	Lease liabilities related to Right of Use assets
	Minimum lease payments	Interest	Principal
Less than one year	2,221	577	1,644
In more than one year, but not more than two	2,243	498	1,745
In more than two years but not more than five	5,442	1,017	4,425
more than five years	5,400	648	4,752

	15,306	2,740	12,566

           Lease payments not recognised as a liability

No short-term lease expenses were incurred for the year ended December 31, 2024. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

The total paid in respect of lease liabilities in the year ended December 31, 2024, was US$2,503,000 (2023: US$2,318,000).

25.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

The Group has capital commitments authorised and contracted for of US$nil as at December 31, 2024 (2023: US$39,900).

(b)	Leasing Commitments

The Group’s leasing commitments are shown in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

25.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)	Bank Security

The Credit Agreement for the senior secured term loan is secured by substantially all of our property and assets, including our equity interests in our subsidiaries, refer to Note 23.

During 2023, the sale and leaseback liability matured as the lease came to an end and was not renewed, as a result, the bank charge against the equipment for which the borrowings pertained did not exist as at December 31, 2023.

(d)	Group Company Guarantees

Pursuant to the provisions of Section 357, Companies Act, 2014, the Company has guaranteed the liabilities of Trinity Biotech Manufacturing Limited, Trinity Research Limited and Trinity Biotech Financial Services Limited subsidiary undertakings in the Republic of Ireland, for the financial year to December 31, 2024 and, as a result, these subsidiary undertakings have been exempted from the filing provisions of Section 357, Companies Act, 2014. Where the Company enters into these guarantees of the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not enter into financial guarantees with third parties.

(e)	Government Grant Contingencies

The Group has received training and employment grant income from Irish development agencies. Subject to existence of certain conditions specified in the grant agreements, this income may become repayable. No such conditions existed as at December 31, 2024. However, if the income were to become repayable, the maximum amounts repayable as at December 31, 2024 would amount to US$3,313,000 (2023: US$3,410,000).

(f)	Contingency relating to the sale of Fitzgerald Industries

On April 27, 2023 the Company announced it had closed the sale of Fitzgerald Industries (“Fitzgerald”) to Biosynth for cash proceeds of approximately US$30 million subject to customary adjustments. In a telephone call conducted in March 2024, a representative of Biosynth alleged a breach of certain of the warranties set out in the Share Purchase Agreement for the sale of Fitzgerald. Following negotiations, a settlement agreement was finalised prior to December 31, 2024 and subsequently signed in January 2025. Under the terms of the settlement, the Company agreed to pay Biosynth US$150,000 in full and final settlement of all post-completion claims. Accordingly, a provision of US$150,000 has been recorded in the consolidated financial statements as at December 31, 2024, see Note 22. In addition, outstanding receivables of US$423,000 from Biosynth relating to completion account adjustments were written off as unrecoverable under the terms of the settlement. The settlement fully resolves all disputes related to the sale of Fitzgerald Industries, and no further liabilities are expected to arise.

(g)	Contingent considerations relating to business combinations

As part of the acquisition of the CGM assets of Waveform Technologies, Inc., the Company may pay up to US$20 million in contingent consideration based on share price, trading volume, and commercial milestones. The fair value of this contingent consideration is US$6.8 million as of December 31, 2024. Refer to Note 29 for further details.

 As part of the acquisition of EpiCapture Limited (see Note 29), contingent consideration of up to US$0.5 million may become payable based on cumulative revenue targets. The fair value of this contingent consideration is US$0.4 million as of December 31, 2024. Refer to Note 29 for further details.

(h)	Other Contingencies

The Company has other contingencies primarily relating to claims and legal proceedings, onerous contracts, product warranties and employee related provisions. The status of each significant claim and legal proceeding in which the Company is involved is reviewed by management on a periodic basis and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, and advice obtained from legal counsel and other third parties. The Group expects the majority of these provisions will be utilised within one to three years of the balance sheet date; however due to the nature of the legal provisions there is a level of uncertainty in the timing of settlement as the Group generally cannot determine the extent and duration of the legal process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

26.	RELATED PARTY TRANSACTIONS

The Group has related party relationships with its subsidiaries, and with its directors and executive officers.

Leasing arrangements with related parties

The Group has entered into various arrangements with JRJ Investments (“JRJ”), a partnership owned by Mr O’Caoimh and Dr Walsh, directors of Trinity Biotech, and directly with Mr O’Caoimh, to provide premises at IDA Business Park, Bray, County Wicklow, Ireland.

The Group entered into an agreement with JRJ for a 25-year lease commencing in December 2003 for offices that were adjacent to its then premises at IDA Business Park, Bray, County Wicklow, Ireland with an annual rent of €381,000 (US$421,000). Upward-only rent reviews are carried out every five years and there have been no increases arising from these rent reviews.

In 2007 we entered into a 25-year lease agreement with JRJ for a 43,860 square foot manufacturing facility in Bray, Ireland with an annual rent of €787,000 (US$834,000). Subsequent to the signing of this lease, the ownership of the building transferred from JRJ to Mr O’Caoimh solely. A rent review for this property became effective 1 July 2022 and, following an independent valuation, the annual rent increased to €1,050,000, with backdated rent accruing from that date. Included within overhead costs in cost of sales is an amount of $686,000 in respect of backdated rent. In 2016, we entered into a 10-year lease with Mr. O’Caoimh for a warehouse adjacent to our leased manufacturing facility in Bray, Ireland. The warehouse is 16,000 square feet with an annual rent of €144,000 (US$159,000). A rent review for this property became effective on 1 July 2021 and, following an independent valuation, the annual rent increased to €170,560, with backdated rent accruing from that date. Included within overhead costs in cost of sales is an amount of $97,000 in respect of backdated rent. Independent valuers advised the Group that the rent in respect of each of the leases represented a fair market rent.

In late 2020, the Group occupied some additional space adjoining the warehouse owned by Mr O’Caoimh. This was a short-term arrangement, and no payments were made for the additional space during 2020 and 2021. The Company vacated this space in 2021. In 2022, the rent payable to Mr O’Caoimh of US$90,000 was settled.

At the time that the arrangements were entered into, Trinity Biotech and its directors (excepting Mr O’Caoimh and Dr Walsh who expressed no opinion on this point) believed they represented a fair and reasonable basis on which the Group could meet its ongoing requirements for premises. Dr Walsh has no ownership interest in the additional space adjoining the warehouse owned by Mr O’Caoimh and was therefore entitled to express an opinion on this arrangement.

In September 2024, the Company completed the acquisition of Metabolomics Diagnostics Ltd ("Metabolomics") for consideration of approximately US$0.9 million, satisfied through the issuance of approximately 0.27 million ADSs and the extinguishment of amounts owed to the Company totaling US$0.41 million. At the time of the acquisition, Dr. Jim Walsh, a director of the Company, held a 6% minority shareholding in Metabolomics. Based on the net assets acquired and goodwill recognised, the value attributable to Dr. Walsh’s interest was estimated at approximately $55,000. Dr. Walsh fully disclosed his interest, and the acquisition was approved unanimously by the board, with appropriate procedures followed to manage the potential conflict of interest, including the passing of a resolution under the Company's Constitution to authorise Dr. Walsh’s involvement in the decision-making process. The transaction was conducted at arm’s length, and the board determined that it was in the best interests of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation of key management personnel of the Group

During the years ended December 31, 2024 and 2023, the Group’s key management personnel comprised directors Mr. Ronan O’Caoimh, Dr. Jim Walsh, and Mr. John Gillard. The Group does not engage a separate management entity, as all key management personnel are employed directly by the Group. Compensation for the year for these personnel is detailed below:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Short-term employee benefits	843	1,774
Performance related bonus	260	211
Post-employment benefits	39	26
Share-based compensation benefits as calculated under IFRS 2	931	1,601

	2,073	3,612

The amounts disclosed in respect of directors’ emoluments in Note 9 includes independent directors’ fees and non-executive director fees of US$114,000 (2023: US$73,000) and share-based compensation benefits of US$Nil (2023: US$Nil). Total directors’ remuneration is also included in “employment” (Note 3) and “(Loss)/profit before tax” (Note 9).

Directors’ interests in the Company’s shares and share option plan

	‘A’ Ordinary Shares	Share options
At January 1, 2024	11,117,777	30,387,336
Shares purchased during the year	200,000	-
Granted	-	5,600,000
Expired / forfeited	-	(2,994,000)

At December 31, 2024	11,317,777	32,993,336

	‘A’ Ordinary Shares	Share options
At January 1, 2023	11,117,777	40,547,336
Options of retired director	-	(20,000,000)
Granted	-	14,000,000
Expired / forfeited	-	(4,160,000)

At December 31, 2023	11,117,777	30,387,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT

Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors (loss)/earnings per share as a measure of performance, which the Group defines as (loss)/profit after tax divided by the weighted average number of shares in issue.

Fair Values

The table below sets out the Group’s classification of each class of financial assets/liabilities, their fair values and under which valuation method they are valued:

		Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
Loans and receivables at amortised cost
Trade receivables	17	13,416	-	-	13,416	13,416
Cash and cash equivalents	18	5,167	-	-	5,167	5,167
		18,583	-	-	18,583	18,583

Liabilities at amortised cost
Senior secured term loan	23	-	(72,391)	-	(72,391)	(72,391)
Convertible note	23	-	(15,401)	-	(15,401)	(15,401)
Exchangeable note	23	-	(210)	-	(210)	(210)
Lease liabilities	24	(12,762)	-	-	(12,762)	(12,762)
Trade and other payables (excluding deferred income)	21	(26,585)	-	-	(26,585)	(26,585)
Provisions	22	(2,529)	-	-	(2,529)	(2,529)

		(41,876)	(88,002)	-	(129,878)	(129,878)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(1,658)	-	(1,658)	(1,658)
Derivative asset – prepayment option	23	-	166	-	166	166
Equity investments in Novus	13	-	-	2,455	2,455	2,455

		-	(1,492)	2,455	963	963

		(23,293)	(89,494)	2,455	(110,332)	(110,332)

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

		Level 1	Level 2	Level 3	Total carrying amount	Fair Value
	Note	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Loans and receivables at amortised cost
Trade receivables	17	10,698	-	-	10,698	10,698
Cash and cash equivalents	18	3,691	-	-	3,691	3,691
Finance lease receivable	15, 17	155	-	-	155	155

		14,544	-	-	14,544	14,544

Liabilities at amortised cost
Senior secured term loan	23	-	(40,109)	-	(40,109)	(40,109)
Convertible note	23	-	(14,542)	-	(14,542)	(14,542)
Exchangeable note¹	23	-	(210)	-	(210)	(210)
Lease liabilities	24	(12,566)	-	-	(12,566)	(12,566)
Trade and other payables (excluding deferred income)	21	(12,752)	-	-	(12,752)	(12,752)
Provisions	22	(50)	-	-	(50)	(50)

		(25,368)	(54,861)	-	(80,229)	(80,229)

Fair value through profit and loss (FVPL)
Derivative liability - warrants	23	-	(526)	-	(526)	(526)
Derivative asset – prepayment option	23	-	178	-	178	178

		-	(348)	-	(348)	(348)

		(10,824)	(55,209)	-	(66,033)	(66,033)

The valuation techniques used for instruments categorised as level 2 are described below:

The fair values of the options associated with the exchangeable notes are calculated in consultation with third-party valuation specialists due to the complexity of their nature. There are a number of inputs utilised in the valuation of the options, including share price, historical share price volatility, risk-free rate and the expected borrowing cost spread over the risk-free rate.

Financial Risk Management

The Group uses a range of financial instruments (including cash, finance leases, receivables, payables and derivatives) to fund its operations. These instruments are used to manage the liquidity of the Group. Working capital management is a key additional element in the effective management of overall liquidity. The Group does not trade in financial instruments or derivatives. The main risks arising from the utilization of these financial instruments are interest rate risk, liquidity risk and credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

 Interest rate risk

As of December 31, 2024, all of the Group’s financial instruments referencing interest rates are based on SOFR, a post-reform benchmark rate. The Group no longer has exposure to interest rate benchmarks subject to IBOR reform; therefore, the disclosure requirements related to benchmark interest rate reform are not applicable.

Effective and repricing analysis

The following tables sets out all interest-earning financial assets and interest-bearing financial liabilities held by the Group at December 31, 2024 and 2023, indicating their effective interest rates and the period in which they re-price:

As at December 31, 2024	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	5,167	5,167	-	-	-	-
Exchangeable note[1]	23	4.0%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(72,391)	-	-	(72,391)	-	-
Convertible note[3]	23	1.5%	(15,401)	-	-	-	(15,401)	-
Lease payable on Right of Use assets	24	5.0%	(12,762)	(1,150)	(1,135)	(1,742)	(4,532)	(4,203)

Total			(95,597)	4,017	(1,135)	(74,133)	(19,933)	(4,413)

As at December 31, 2023	Note	Effective interest rate	Total US$’000	6 mths or less US$’000	6 –12 mths US$’000	1-2 years US$’000	2-5 years US$’000	> 5 years US$’000
Cash and cash equivalents	18	0.00%	3,691	3,691	-	-	-	-
Lease receivable	15,17	4.0%	155	62	39	49	5	-
Exchangeable note[1]	23	4.8%	(210)	-	-	-	-	(210)
Senior secured term loan[2]	23	16.3%	(40,109)	-	-	-	(40,109)	-
Convertible note[3]	23	1.5%	(14,542)	-	-	-	-	(14,542)
Lease payable on Right of Use assets	24	5.0%	(12,566)	(812)	(832)	(1,745)	(4,425)	(4,752)

Total			(63,581)	2,941	(793)	(1,696)	(44,529)	(19,504)

1 The maturity of the exchangeable notes is based on the contractual maturity date of April 1, 2045.
2 The senior secured term loan is a variable instrument. In January 2024, the amended term loan agreement reduced the annual rate of interest on the loan by 2.5% to 8.75% plus the greater of (a) Term Secured Overnight Financing Rate or (b) 4.0% per annum, and allows for a further 2.5% reduction in the base rate to 6.25% once the outstanding principal under the term loan falls below US$35 million.  The loan matures in July 2026.
3 The 7-year convertible note was issued in May 2022 and is a fixed rate instrument which bears a fixed rate of interest of 1.5% per annum.

In broad terms, a one-percentage point increase in interest rates would increase interest income by US$Nil (2023: US$Nil) as at December 31, 2024 the Company holds no funds in interest-bearing accounts; while the annual impact on the interest expense would be an increase of US$755,000 (2023: US$417,000) on the costs of servicing the senior secured term loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.       CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Interest rate profile of financial assets / liabilities

The interest rate profile of financial assets/liabilities of the Group was as follows:

	December 31, 2024 US$‘000	December 31, 2023 US$‘000
Variable rate instruments
Cash at bank and in hand	5,167	3,691
Variable rate financial liabilities (senior secured term loan)	(72,391)	(40,109)

	(67,224)	(36,418)

Fixed rate instruments
Fixed rate financial liabilities (exchangeable note)	(210)	(210)
Fixed rate financial liabilities (convertible note)	(15,401)	(14,542)
Fixed rate financial liabilities (lease payables)	(12,762)	(12,566)
Financial assets (lease receivables)	-	155

	(28,373)	(27,163)

 Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss. Therefore, a change in interest rates at December 31, 2024 or December 31, 2023 would not affect profit or loss. There was no significant difference between the fair value and carrying value of the Group’s trade receivables and trade and other payables at December 31, 2024 and December 31, 2023 as all fell due within 6 months.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2024 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	25,286	25,286	25,286	-	-	-	-
Lease payable on Right of Use assets	12,762	15,214	1,454	1,408	2,213	5,487	4,652
Senior secured term loan¹	72,391	81,438	1,703	3,319	76,416	-	-
Convertible note	15,401	21,350	150	150	300	900	19,850
Exchangeable notes	210	380	4	4	8	24	340

	126,050	143,668	28,597	4,881	78,937	6,411	24,842

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2023 US$’000	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Trade and other payables (excluding deferred income)	12,752	12,752	12,752	-	-	-	-
Lease payable on Right of Use assets	12,566	15,306	1,107	1,114	2,243	5,442	5,400
Senior secured term loan¹	40,109	56,121	3,461	3,461	6,922	42,277	-
Convertible note	14,542	21,650	150	150	300	900	20,150
Exchangeable notes	210	389	4	4	8	24	349

	80,179	106,218	17,474	4,729	9,473	48,643	25,899

¹ The contractual cash flows of interest on the senior secured term loan is estimated based on the prevailing interest rate at December 31, 2023.

Foreign exchange risk

The majority of the Group’s activities are conducted in US Dollars. Foreign exchange risk arises from the fluctuating value of the Group’s Euro denominated expenses as a result of the movement in the exchange rate between the US Dollar and the Euro. There were no forward contracts in place as at December 31, 2024 or December 31, 2023.

Foreign currency financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are those reported to key management translated into US Dollars at the closing rate:

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2024	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	116	50	20	293	373	-
Trade and other receivable	1,009	74	-	294	1,019	-
Trade and other payables	(7,098)	(453)	(12)	(114)	(135)	(1)
Lease liabilities	(6,867)	-	-	-	(171)	-

Total exposure	(12,840)	(329)	8	473	1,086	(1)

	EUR	GBP	SEK	CAD	BRL	Other
As at December 31, 2023	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Cash	219	15	5	191	854	-
Trade and other receivable	856	100	-	533	1,533	-
Trade and other payables	(3,766)	(100)	(12)	(220)	(704)	(1)
Lease liabilities	(8,349)	-	-	-	(241)	-

Total exposure	(11,040)	15	(7)	504	1,442	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Sensitivity analysis

A 10% strengthening of the US Dollar against the Euro at December 31, 2024 would have increased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$’000
December 31, 2024
Euro	1,167

December 31, 2023
Euro	1,004

A 10% weakening of the US Dollar against the Euro at December 31, 2024 would have decreased profit and other equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Profit or Loss US$000
December 31, 2024
Euro	(1,427)

December 31, 2023
Euro	(1,227)

The sensitivity analysis is based on the Group’s foreign currency exposures at the reporting date and assumes a 10% movement in the US Dollar against the Euro. The analysis includes monetary assets and liabilities denominated in Euro at the reporting date and assumes that exchange rate changes occur at the period-end and are applied to the net exposure. Non-monetary items and future forecast transactions are excluded. The analysis assumes that all other variables, including interest rates, remain constant. The analysis does not incorporate interdependencies between variables, such as interest rate effects on exchange rates, and is not based on a value-at-risk model.

The objective of this analysis is to assess the potential impact of reasonably possible changes in exchange rates on the Group’s profit or loss and equity, based on exposures at the reporting date. The analysis reflects only monetary assets and liabilities denominated in foreign currencies and does not include future transactions or embedded derivatives. The analysis has inherent limitations, as it is based on a hypothetical movement in a single variable (foreign exchange rate) and assumes all other variables remain constant. It does not consider the potential interdependence between risk factors (such as changes in interest rates or inflation), nor does it reflect management’s dynamic hedging activities or the potential impact on fair value from market volatility occurring after the reporting date.

Credit Risk

The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. For trade receivables, the Group applies the simplified approach to measuring expected credit losses and recognizes a lifetime expected credit loss allowance. A receivable is considered credit-impaired when it is more than 120 days past due or when there is evidence of significant financial difficulty. The Group maintains specific provisions for potential credit losses. To date such losses have been within management’s expectations. Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group’s management considers that all of the above financial assets that are not impaired or past due for each of the December 31, reporting dates under review are of good credit quality.

The Group maintains cash and cash equivalents with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents approximate their fair value.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
Third party trade receivables (Note 17)	13,416	10,698
Finance lease income receivable (Note 17)	-	155
Cash and cash equivalents (Note 18)	5,167	3,691

	18,583	14,544

The maximum exposure to credit risk for trade receivables and finance lease income receivable by geographic location is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
United States	4,185	4,041
Euro-zone countries	742	851
United Kingdom	741	126
Other regions	7,748	5,835

	13,416	10,853

The maximum exposure to credit risk for trade receivables and finance lease income receivable by type of customer is as follows:

	Carrying Value December 31, 2024 US$’000	Carrying Value December 31, 2023 US$’000
End-user customers	3,828	5,029
Distributors	8,236	5,399
Non-governmental organisations	1,352	425

	13,416	10,853

Due to the large number of customers and the geographical dispersion of these customers, the Group has no significant concentrations of accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

27.	CAPITAL AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Impairment Losses

The ageing of trade receivables at December 31, 2024 is as follows:

	Gross	Impairment	Expected Credit Loss Rate	Gross	Impairment	Expected Credit Loss Rate
	2024	2024	2024	2023	2023	2023
	US$’000	US$’000%		US$’000	US$’000%
Not past due	9,363	-	-	8,031	-	-
Past due 0-30 days	1,455	-	-	1,534	-	-
Past due 31-120 days	1,753	31	1.8%	856	22	2.6%
Greater than 120 days	3,131	2,255	72.0%	2,601	2,302	88.5%

	15,702	2,286	-	13,022	2,324	-

The Group considers that the credit risk of a financial asset may have increased since initial recognition when it is more than 30 days past due, unless there is evidence to the contrary. As at December 31, 2024, all trade receivables past due more than 30 days were assessed for changes in credit risk since initial recognition. Based on this assessment:

•
Receivables past due between 31 and 120 days are not automatically considered to have an increased credit risk unless other qualitative indicators are present (e.g., known financial difficulty, adverse changes in circumstances, etc.).

•	Receivables past due more than 120 days are generally considered to have a higher credit risk and are assessed for lifetime expected credit losses.

The Group applies a simplified approach in measuring expected credit losses which uses a provision matrix based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2024	2023
	US$’000	US$’000
Balance at January 1	2,324	2,691
Charged to costs and expenses	225	715
Amounts written off during the year	(263)	(977)
Eliminated on disposal of business	-	(105)

Balance at December 31	2,286	2,324

The allowance for impairment in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the account owing is possible. At this point the amount is considered irrecoverable and is written off against the financial asset directly.

The Group does not provide financing to customers as a main business activity and therefore is not required to present credit risk exposure disclosures by credit risk grade.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The changes in the Group’s liabilities arising from financing activities can be classified as follows:

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2024	23,24	55,387	12,566
Cash-flows:
Principal amount loaned – term loan		30,500	-
Loan origination costs paid		(324)	-
Interest paid for senior secured term loan		(6,253)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of leases		-	(2,503)

Non-cash:			—
Interest charged		6,561	-
Derivative financial asset at date of issue		28	-
Remeasurement of ROU assets		-	1,764
Additions (related to Right of Use assets)		-	855
Exchange adjustment		-	(512)
Accretion interest		3,214	592
Fair value of derivative liability - warrants		66	-
Fair value of additional derivative liability - warrants		1,066	-
Payment-in-kind (PIK) Interest		3,291	-
Contingent liability		1,813	-
Non-cash loan modification gain		(3,567)	-

Balance at December 31, 2024	23,24	91,474	12,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES (CONTINUED)

	Note	Borrowings & derivative financial instruments US$’000	Lease liabilities US$’000

Balance at January 1, 2023	23,24	59,826	13,943
Cash-flows:
Principal amount loaned – term loan		5,000	-
Loan origination costs paid		(194)	-
Interest paid for senior secured term loan		(7,314)	-
Interest paid for convertible note		(300)	-
Interest paid for exchangeable notes		(8)	-
Repayment of term loan		(10,050)
Repayment of leases		-	(2,318)
Penalty paid for early settlement of term loan		(905)	-

Non-cash:			—
Interest charged		7,622	-
Penalty for early settlement charged		905	-
Derivative financial asset at date of issue	23	11	-
Disposals (related to Right of Use assets)		-	(106)
Additions (related to Right of Use assets)		-	112
Exchange adjustment		-	311
Accretion interest		1,927	624
Fair value of derivative liability - warrants		(1,133)	-

Balance at December 31, 2023	23,24	55,387	12,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS

Acquisition of the CGM assets of Waveform Technologies, Inc.

On January 30, 2024, the Company purchased the biosensor and continuous glucose monitoring (“CGM”)  assets of privately held Waveform Technologies, Inc. (“Waveform”) for the initial consideration of US$12.5 million in cash and 36 million ‘A’ Ordinary shares (represented by 1.8 million ADSs) of the Company, which had a fair value of US$3,960,000 on the date of acquisition. In addition contingent consideration of a maximum of US$20 million. We intend to update the Waveform CGM device, which is not being marketed, and optimize it for broad adoption and then evolve this platform technology to measure and analyze other valuable biomarkers and related datapoints. Our vision is to develop a portfolio of technologies that can offer users and clinicians valuable actionable health and wellness insights. Control was obtained through the acquisition of substantially all of Waveform’s operational assets and intellectual property, representing an integrated set of activities and assets capable of being conducted and managed to provide a return in the form of outputs. The integrated set of activities and assets purchased will significantly contribute to achieving our vision and its associated outputs.

This transaction has been accounted for as a business combination under IFRS 3. The determination was based on the acquisition of an integrated set of activities and assets, including intellectual property, technical processes, and a skilled workforce, that together constitute a business capable of being conducted and managed to provide returns

The fair value of non-cash consideration in the form of ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

Contingent consideration of up to US$20 million may be payable upon the occurrence of certain events, including;

•
US$5.0 million payment if, within the next 12 months after closing, (i) the closing price of the Company’s ADSs does not exceed US$7.50 per ADS for at a least 20 consecutive trading days and (ii) the average daily trading volume of the Company’s ADSs does not equal or exceed 20,000 ADSs for 20 consecutive trading days, and

•
50% of the proceeds received by the Company (up to a maximum payment of additional consideration of US$15.0 million) on our entering into certain commercial partnering agreements with certain glucose pump manufacturers in the 24 months from date of acquisition. The fair value assigned to this element of the contingent consideration was US$1.8 million at the acquisition date. This is disclosed as a contingent liability in Note 23.

The fair value of the contingent consideration at date of acquisition was US$6.8 million. Of this, US$5.0 million is classified as a current liability (Note 21), while the US$1.8 million is disclosed as a contingent liability (see Note 23). As of December 31, 2024, there have been no changes to the amount recognized or to the assumptions used in its initial measurement.

Acquisition-related costs amounting to US$1.5 million in respect of the Waveform transaction are not included as part of consideration transferred and have been recognised as an expense in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’.

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of the above acquisitions. Any amendments to these acquisition fair values within the 12-month timeframe from the date of acquisition will be disclosed in the relevant Annual Report as stipulated by IFRS 3 Business Combinations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

	Provisional value US$‘000	Measurement period adjustment US$‘000	Adjusted values US$‘000
Property, plant and equipment	1,569	(206)	1,363
Intangible assets – arising on acquisition	9,360	-	9,360
Financial assets	9	-	9
Inventory	1,296	(1,296)	-
Trade and other receivables	135	-	135
Trade and other payables	(50)	-	(50)
Deferred tax liabilities	(1,170)	1,170	-
Net assets acquired	11,149	(332)	10,817
Goodwill	12,071	332	12,403
Consideration	23,220	-	23,220

Satisfied by:
Cash consideration	12,500	-	12,500
Non-cash consideration	3,960	-	3,960
Deferred contingent consideration	6,760	-	6,760
Total consideration	23,220	-	23,220

Net cash outflow – arising on acquisition
Cash consideration	12,500	-	12,500
Net cash outflow	12,500	-	12,500

In accordance with IFRS 3 Business Combinations, the Group finalised the fair value assessments relating to the acquisition of the Waveform CGM assets during the year. As part of this process, the Group reassessed the fair value of several acquired balances based on new information obtained during the measurement period.

The fair value of intellectual property related to the acquired technology at the Closing Date was derived using the multi-period excess earnings method. Significant assumptions used in the valuation including CGM cash flow projections which were based on estimates used to price the Waveform acquisition, and the discount rate applied was benchmarked with reference to the implied rate of return to the Company’s pricing model and the weighted-average cost of capital. The intangible asset for acquired technology will be amortized over the respective estimated periods for which the intangible assets will provide economic benefit to the Company, which is 15 years.
Following further evaluation, the deferred tax liability of US$1.2 million initially recognised on acquisition was reversed. This adjustment was based on a more detailed analysis of the tax base of the acquired intangible assets, which concluded that a deferred tax liability was not required.

In addition, the fair value of inventory was reduced by US$1.3 million. This reduction reflects a revised assessment of net realisable value. Although initial discussions with management and potential buyers such as Bayer India suggested a potential market in emerging economies, further exploration indicated that the additional expenditure required to bring the acquired raw materials, finished goods and work-in-progress to market would render the inventory commercially unviable. As a result, the inventory was deemed to have no recoverable value.

The value of property, plant and equipment was also reduced by US$0.2 million. These assets were found to be specific to the legacy CGM product and, following further technical review, were determined to have no future economic value. Accordingly, their fair value was adjusted to nil.

These adjustments have been accounted for retrospectively as measurement period adjustments in accordance with IFRS 3. These measurement period adjustments resulted in a corresponding increase in goodwill of US$0.3 million. Comparative figures have not been restated as the acquisition occurred during the current financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

The goodwill recognised from the acquisition of the Waveform CGM assets primarily reflects expected synergies from integrating Waveform’s European-approved CGM technology with Trinity Biotech’s global manufacturing and diabetes expertise. The platform is expected to accelerate the development of a next-generation, affordable, and user-friendly CGM device, and supports the Group’s strategy to expand into adjacent biosensor markets. None of the goodwill is expected to be deductible for tax purposes.

Waveform was acquired on January 30, 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. In addition, the acquired business incurred a net loss of US$1.3 million, which has been included in the Group’s consolidated results. The reported loss excludes interest on intercompany funding arrangements in order to reflect the underlying performance of the acquired business. Waveform Technologies, Inc. was a privately held company in the late stages of product development and commercial readiness. Although the company was not generating revenue, it had developed a CE-marked CGM device. It did not maintain financial information in accordance with IFRS, and as such, the Group is unable to reliably reconstruct the required historical information for pro forma disclosure without incurring undue cost or effort.

Acquisition of Metabolomics Diagnostics Limited
In September 2024, the Company completed the acquisition of 100% of Metabolomics Diagnostics Ltd (“Metabolomics”), a privately-owned Irish deep-tech company, specializing in the development of novel biomarker-based diagnostic solutions for complex diseases, with the initial focus being screening for preeclampsia risk using the company’s PrePsia test. Control was obtained through the execution of a share purchase agreement, resulting in the acquisition of 100% of the voting interests. The primary reason for the acquisition was to enter a new area of medical diagnostics with significant long-term growth potential. The acquisition aligns with the Group’s strategy of combining its established capabilities with innovative technologies to unlock new revenue opportunities. The Group intends to leverage this platform to commercialise the PrePsia test in the U.S. through its Immco laboratory and to explore opportunities in international markets.

The Company acquired Metabolomics for consideration of approximately US$0.9 million paid through the issuance of approximately 0.27 million ADSs of the Company alongside the extinguishment of monies owed to the Company totalling US$0.4 million. The fair value of non-cash consideration in the form of ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

Metabolomics Provisional value US$‘000
Property, plant and equipment	10
Intangible assets – arising on acquisition	1,200
Inventory	144
Trade and other receivables	181
Trade and other payables	(494)
Deferred tax liabilities	(150)
Cash acquired	9
Net assets acquired	900
Goodwill	6
Consideration	906

Satisfied by:
Cash consideration	412
Non-cash consideration	494
Total consideration	906

Net cash outflow – arising on acquisition
Cash consideration	412
Less: Cash and cash equivalents	(8)
Net cash outflow	404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

Transaction costs associated with the acquisition of Metabolomics amounted to US$0.3 million, relating to the disbursement of agreed fees and closing bonuses. These costs have been expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of operations, within ‘Selling, general and administrative expenses’

The goodwill recognised in respect of the Metabolomics acquisition is attributable to expected synergies arising from the combination of operations, as well as the assembled workforce of the acquired business. None of the goodwill recognised is expected to be deductible for tax purposes.

Metabolomics was acquired in September 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. The acquired business incurred a net loss of US$0.3 million, primarily relating to ongoing development and administrative costs, which has been included in the Group’s consolidated results. Metabolomics was a privately held, early-stage Irish entity focused on biomarker-based diagnostics. The company did not prepare its financial information in accordance with IFRS, and the Group is therefore unable to reliably reconstruct the necessary historical financial information to provide pro forma consolidated revenue and profit or loss data without incurring undue cost or effort.

Acquisition of EpiCapture Limited

In October 2024, the Company completed the acquisition of 100% of EpiCapture Limited (“EpiCapture”), a company developing a non-invasive test for monitoring the risk of aggressive prostate cancer. Control was obtained through the execution of a share purchase agreement, resulting in the acquisition of 100% of the voting interests. The primary reason for the acquisition was to strengthen the Group’s oncology diagnostics pipeline by acquiring a novel, epigenetics-based prostate cancer test aligned with our strategy of combining Trinity’s established capabilities with cutting-edge technologies to address large-scale, urgent, and important clinical issues.

The Company acquired EpiCapture for an initial consideration of approximately US$3.0 million, with an additional consideration of US$0.5 million contingent (Note 21) on the achievement of future milestones. The initial consideration was paid through the issuance of approximately 1.7 million ADS in Trinity Biotech. The fair value of non-cash consideration in the form of Company ADSs issued in connection with the acquisition was determined using the volume-weighted average price (VWAP) of the Company’s ADSs on the acquisition date.

EpiCapture Provisional value US$‘000
Intangible assets – arising on acquisition	2,668
Trade and other payables	(406)
Deferred tax liabilities	(333)
Net assets acquired	1,929
Goodwill	1,420
Consideration	3,349

Satisfied by:
Non-cash consideration	2,965
Deferred contingent consideration	384
Total consideration	3,349

Net cash outflow – arising on acquisition
Net cash outflow	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

29.	BUSINESS COMBINATIONS (CONTINUED)

The contingent consideration related to the acquisition of EpiCapture Limited comprises deferred consideration with a fair value of US$0.4 million. An amount of US$0.5 million will become payable if cumulative revenues from EpiCapture’s operations reach US$1.0 million within a period of three years, commencing from the date on which the Company obtains validation of the EpiCapture prostate test under the New York State Department of Health’s Clinical Laboratory Evaluation Programme. As of December 31, 2024, there have been no changes to the amount recognized or to the assumptions used in its initial measurement.

Transaction costs associated with the acquisition of EpiCapture amounted to US$26,000, have been expensed as incurred in accordance with IFRS 3 and have been recognised in the condensed consolidated statement of profit or loss, within ‘Selling, general and administrative expenses’.

The goodwill recognised in respect of the EpiCapture acquisition is attributable to expected synergies arising from the combination of operations. None of the goodwill recognised is expected to be deductible for tax purposes.

EpiCapture was acquired in October 2024. As of December 31, 2024, the acquiree had not generated any revenue since the acquisition date, and therefore no revenue has been included in the Group’s consolidated statement of comprehensive income for the reporting period. The acquired business incurred a net loss of US$20,000, mainly comprising transaction-related expenses, which has been included in the Group’s consolidated results. EpiCapture Limited was a privately held, early-stage Irish company developing a novel epigenetics-based diagnostic test. As the entity did not prepare its financial information in accordance with IFRS, it is not practicable for the Group to reconstruct the required historical financial information to present pro forma consolidated results for the year ended December 31, 2024, without undue cost or effort

The initial assignment of fair values to the identifiable net assets acquired in respect of the Metabolomics and EpiCapture acquisitions has been performed on a provisional basis. Any amendments to these acquisition fair values within the 12-month timeframe from the respective dates of acquisition will be disclosed in future financial statements in accordance with IFRS 3 Business Combinations.

It is impracticable for the Group to disclose the pro forma consolidated revenue and profit or loss for the year ended December 31, 2024, as if the acquisitions of Waveform, Metabolomics, and EpiCapture had occurred on January 1, 2024. All three entities were privately held, early-stage businesses that did not maintain financial information in accordance with IFRS. As a result, the Group is unable to reliably reconstruct the required historical financial information without incurring undue cost or effort.

There were no individually immaterial business combinations that are collectively material during the year. All business combinations completed during the year have been assessed as individually material and have been disclosed separately in the notes to the consolidated financial statements.

30.	POST BALANCE SHEET EVENTS

Amendment and Restatement of Term Loan

During 2025, the Company entered into further amendments to its senior secured term loan credit agreement with its principal lender, Perceptive, to access additional funding and enhance its financial position.

On February 27, 2025, the Company entered into a fourth amendment to the credit agreement, pursuant to which Perceptive provided an additional US$4.0 million in term loan funding. This funding will be used for general corporate purposes, including the further development of our CGM offering.

On May 14, 2025, the Company entered into a fifth amendment to the credit agreement, which provided for a further US$2.0 million in term loan funding, extended the maturity date of the Term Loan from January 2026 to July 27, 2026, and confirmed that interest payments for the months of April, May, and June 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

On August 7, 2025, the Company entered into a sixth amendment to the credit agreement, which provided for a further US$2.0 million in funding, extended the maturity date of the Term Loan by a further three months to October 1, 2026, and confirmed that interest payments for the months of July and August 2025 would be paid-in-kind. This funding is also intended to support general corporate purposes and continued investment in the Company’s CGM and biosensor development programs.

These 2025 amendments reflect the ongoing support of Perceptive and have further strengthened the Company’s liquidity position, while providing greater operational and financial flexibility to support the execution of its strategic and commercial objectives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these financial statements requires the Group to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, the Group evaluates these estimates, including those related to intangible assets, contingencies and litigation. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Key sources of estimation uncertainty

Note 12 contains information about the assumptions and the risk factors relating to the impairment of goodwill, other intangible assets, property, plant and equipment and financial asset. Note 20 outlines information regarding the valuation of share options. Note 23 outlines the valuation techniques used by the Company in determining the fair value of the Group’s interest-bearing loans and borrowings. In Note 27, detailed analysis is given about the interest rate risk, credit risk, liquidity risk and foreign exchange risk of the Group.

Critical accounting judgements in applying the Group’s accounting policies

Certain critical accounting judgements in applying the Group’s accounting policies are described below:

Revenue Recognition

No revenue is recognised if there is uncertainty regarding recovery of the consideration due at the outset of the transaction. We make a judgement as to the collectability of invoiced sales based on an assessment of the individual debtor taking into account past payment history, the probability of default or delinquency in payments and the probability that debtor will enter into financial difficulties or bankruptcy.

Some customer contracts could be regarded as offering the customer a right of return. Due to the uncertainty of the magnitude and likelihood of product returns, there is a level of estimation involved in assessing the amount of revenue to be recognized for these types of contracts. In accordance with IFRS 15, when estimating the effect of an uncertainty on an amount of variable consideration to which the Group will be entitled, all information that is reasonably available, including historical, current and forecast, is considered.

We operate a licenced reference laboratory in New York, USA that specializes in diagnostics for autoimmune diseases. The laboratory provides testing services to two types of customers. Firstly, institutional customers, such as hospitals and commercial diagnostic testing providers, and secondly insurance companies on behalf of their policyholders. The revenue recognition for services provided to insurance companies requires some judgement. In the US, there are rules requiring all insurance companies to be billed the same amount per test. However, the amount that each insurance company pays for a particular test varies according to their own internal policies and this can typically be considerably less than the amount invoiced. We recognise lab services revenue for insurance companies by taking the invoiced amount and reducing it by an estimated percentage based on historical payment data. We review the percentage reduction annually based on the latest data. As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the insurance companies as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the insurance companies will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.

At December 31, 2024 US$nil (2023: US$50,000) (2022: US$114,000) of revenue was deferred in accordance with IFRS15.

Research and development expenditure – capitalized development costs

Under IFRS as issued by IASB, the Group writes off research and development expenditure as incurred, with the exception of expenditure on projects whose outcome has been assessed with reasonable certainty as to technical feasibility, commercial viability and recovery of costs through future revenues. Such expenditure is capitalised at cost within intangible assets and amortised over its expected useful life of 15 years, which commences when commercial production starts. For further information, refer to Note 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Acquired in-process research and development (IPR&D) is valued at its fair value at acquisition date in accordance with IFRS 3. The Company determines this fair value by adopting the income approach valuation technique. Once the fair value has been determined, the Company will recognise the IPR&D as an intangible asset when it: (a) meets the definition of an asset and (b) is identifiable (i.e., is separable or arises from contractual or other legal rights).

Factors which impact our judgement to capitalise certain research and development expenditure include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. We review these factors each year to determine whether our previous estimates as to feasibility, viability and recovery should be changed.

At December 31, 2024 the carrying value of capitalised development costs was US$20,951,000 (2023: US$15,103,000) (see  Note 12 to the consolidated financial statements). The increase in 2024 was mainly as a result of additions of US$8,582,000, partially offset by impairment losses of US$1,596,000 recognised during the year.

Impairment of intangible assets and goodwill

Definite lived intangible assets are reviewed for indicators of impairment periodically while goodwill and indefinite lived assets are tested for impairment at least annually, individually or at the cash-generating unit level.

Factors considered important, as part of an impairment review, include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	Obsolescence of products;

•	Significant decline in our stock price for a sustained period; and

•	Our market capitalisation relative to net book value.

When we determine that the carrying value of intangibles and non-current assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on our estimates of projected net discounted cash flows expected to result from that asset, including eventual disposition. Our estimated impairment could prove insufficient if our analysis overestimated the cash flows or conditions change in the future.

The impairment testing performed during the year ended December 31, 2024 resulted in impairment losses being recorded  in four cash generating units, namely Immco Diagnostics Inc, Trinity Biotech Do Brasil, Biopool US Inc and Clark Laboratories Inc totalling US$1.4 million. For further information, refer to Note 12.

Allowance for slow-moving and obsolete inventory

We evaluate the realisability of our inventory on a case-by-case basis and make adjustments to our inventory provision based on our estimates of expected losses. We write off inventory that is approaching its “use-by” date and for which no further re-processing can be performed. We also consider recent trends in revenues for various inventory items and instances where the realisable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2024, 2023 or 2022 which would have an impact on the carrying values of inventory during those periods, except as discussed below. At December 31, 2024 our allowance for slow moving and obsolete inventory was US$7.6 million which represents approximately 28.3% of gross inventory value. At December 31, 2023 our allowance for slow moving and obsolete inventory was US$11.3 million which represented approximately 36.3% of gross inventory value and at December 31, 2022 the provision was US$16.3 million, or approximately 42.0% of gross inventory value. The estimated allowance for slow moving and obsolete inventory as a percentage of gross inventory has decreased between 2023 and 2024 due to the physical scrapping of obsolete inventory and better inventory management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

31.	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Allowance for slow-moving and obsolete inventory (continued)

Management is satisfied that the assumptions made with respect to future sales and production levels of these products are reasonable to ensure the adequacy of this provision. In the event that the estimate of the provision required for slow moving and obsolete inventory was to increase or decrease by 2% of gross inventory, which would represent a reasonably likely range of outcomes, then a change in allowance of US$0.5 million at December 31, 2024 (2023: US$0.6 million) (2022: US$0.8 million) would result. For further information, refer to Note 16.

Business Combinations

The Group completed three business combinations during the year: the acquisitions of Waveform Technologies, Metabolomics Health, and EpiCapture. Significant judgement was required in determining whether each transaction met the definition of a business under IFRS 3 Business Combinations, based on the acquisition of an integrated set of activities and assets capable of generating outputs.

In accounting for these transactions, management was required to make key estimates in the determination of the fair value of the identifiable assets acquired and liabilities assumed, including the recognition and measurement of separately identifiable intangible assets and contingent consideration. The valuations involved the use of discounted cash flow models and required management to estimate future cash flows, apply appropriate discount rates reflecting the Group’s weighted average cost of capital, and assess the probability of meeting contingent consideration milestones. The Group engaged an independent third-party valuation specialist to assist with the purchase price allocation for all three acquisitions. These estimates had a material impact on the allocation of consideration between identifiable intangible assets and goodwill.

Investment in Novus Diagnostics

During the year, the Group acquired a minority equity interest in a privately held company that is not quoted in an active market. The investment is classified as a financial asset at fair value through profit or loss (FVTPL) in accordance with IFRS 9. The fair value of the investment was initially based on the transaction price. As the investment is classified within Level 3 of the fair value hierarchy under IFRS 13, subsequent remeasurement requires the use of unobservable inputs and significant management judgement. This includes consideration of investee-specific developments, commercial progress, and market conditions.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

Management’s assessment of the Group’s ability to continue as a going concern involves significant judgement. For details of the assumptions and considerations underpinning this assessment, refer to the “Going concern” section of Note 1, which outlines the basis of preparation..

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS

The consolidated financial statements include the financial statements of Trinity Biotech plc and the following principal subsidiary undertakings:

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trinity Biotech Manufacturing Limited IDA Business Park, Bray County Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray County Wicklow, Ireland	Research and development	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray County Wicklow, Ireland	Dormant	Ireland	100%

Trinity Biotech Luxembourg Sarl 1, rue Bender, L-1229 Luxembourg	Investment and provision of financial services	Luxembourg	100%

Trinity Biotech Inc Girts Road, Jamestown, NY 14702, USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Dormant	U.S.A.	100%

Biopool US Inc (trading as Trinity Biotech Distribution) Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132, USA	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Phoenix Bio-tech Corp. 1166 South Service Road West Oakville, ON L6L 5T7 Canada.	Dormant	Canada	100%

Fiomi Diagnostics Holding AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Holding Company (in liquidation)	Sweden	100%

Fiomi Diagnostics AB Dag Hammarskjöldsv 52A SE-752 37 Uppsala Sweden	Discontinued operation (in liquidation)	Sweden	100%

Trinity Biotech Do Brasil Comercio e Importacao Ltda Rua Silva Bueno 1.660 – Cj. 101/102 Ipiranga Sao Paulo Brazil	Sale of diagnostic test kits	Brazil	100%

Trinity Biotech (UK) Ltd Mills and Reeve LLP Botanic House 100 Hills Road Cambridge, CB2 1PH United Kingdom	Sales & marketing activities	UK	100%

Immco Diagnostics Inc 60 Pineview Drive Buffalo NY 14228, USA	Manufacture and sale of autoimmune products and laboratory services	U.S.A.	100%

Nova Century Scientific Inc 5022 South Service Road Burlington Ontario Canada	Manufacture and sale of autoimmune products and infectious diseases	Canada	100%

Trinity Biotech Investment Ltd PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands	Investment and provision of financial services	Cayman Islands	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

32.	GROUP UNDERTAKINGS (CONTINUED)

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding
Trib Biosensors Inc. 27700 S.W. 95th Avenue, Wilsonville, Oregon 97070, USA	Manufacturing, development, and sale of biosensors	USA	100%

Konamite Limited IDA Business Park, Bray County Wicklow, Ireland	Sales & marketing activities	Ireland	100%
Trinity Biotech Joint Venture Limited IDA Business Park, Bray County Wicklow, Ireland	Holding Company	Ireland	100%

EpiCapture Limited 19 Mather Road, Mount Merrion, Dublin, Ireland	Research and development	Ireland	100%

Metabolomics Diagnostics Limited Hoffman Park, Inchera, Little Island, Co. Cork, Ireland	Research and development	Ireland	100%

Waveform Technologies Inc. Obrtna cesta 18, 8310 Sentjernej, Slovenia	Manufacturing, development, and sale of biosensors	Slovenia	100%

COMPANY STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2024 US$‘000	2023 US$‘000

Loss for the year	(10,166)	(22,741)

Total comprehensive loss (all attributable to equity holders)	(10,166)	(22,741)

COMPANY STATEMENT OF FINANCIAL POSITION

	Notes	December 31, 2024 US$‘000	December 31, 2023 US$‘000
ASSETS
Non-current assets
Investment in subsidiaries	33	10,077	4,894
Total non-current assets		10,077	4,894

Current assets
Receivables from Group undertakings and other receivables	34	23,768	17,687
Cash and cash equivalents	35	192	332
Total current assets		23,960	18,019

TOTAL ASSETS		34,037	22,913

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	19	4,190	1,972
Share premium	19	63,397	46,619
Equity component of convertible note	36	6,709	6,709
Treasury Shares	19	(24,922)	(24,922)
Other reserves	19	-	-
Accumulated deficit		(33,726)	(24,876)
Total equity		15,648	5,502

Current liabilities
Other payables	37	2,988	2,869
Total current liabilities		2,988	2,869

Non-Current liabilities
Convertible note	36	15,401	14,542
Total Non-Current liabilities		15,401	14,542

TOTAL LIABILITIES		18,389	17,411

TOTAL EQUITY AND LIABILITIES		34,037	22,913

The Group is availing of the exemption in Section 304 of the Companies Act 2014 from filing its Company Statement of Comprehensive Income. The loss for the financial year generated by the Company is US$10,166,000 (2023 loss: US$22,741,000).

The financial statements were approved and authorised for issue by the Board on September 4, 2025 and signed on its behalf by:

John Gillard Director	Tom Lindsay Director

COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital ‘A’ ordinary shares	Share premium	Treasury Shares	Equity component of convertible note	Other reserves	Accumulated (deficit)/surplus	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2023	1,963	46,458	(24,922)	6,709	63	(4,204)	26,067
Loss for the period	-	-	-	-	-	(22,741)	(22,741)
Total comprehensive loss	-	-	-	-	-	(22,741)	(22,741)
Equity component of convertible note (Note 36)	-	-	-	-	-	-	-
Shares issued in the year (Note 19)	9	161	-	-	-	-	170
Shares to be issued (Note 19)	-	-	-	-	(63)	-	(63)
Share-based payments (Note 20)	-	-	-	-		2,069	2,069
Balance at December 31, 2023	1,972	46,619	(24,922)	6,709	-	(24,876)	5,502

Balance at January 1, 2024	1,972	46,619	(24,922)	6,709	-	(24,876)	5,502
Loss for the period	-	-	-	-	-	(10,166)	(10,166)
Total comprehensive loss	-	-	-	-	-	(10,166)	(10,166)
Shares issued in the year (Note 19)	2,218	16,778	-	-	-	-	18,996
Shares to be issued (Note 19)	-	-	-	-	-	-	-
Share-based payments (Note 20)	-	-	-	-	-	1,316	1,316
Balance at December 31, 2024	4,190	63,397	(24,922)	6,709	-	(33,726)	15,648

COMPANY STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2024 US$‘000	2023 US$‘000

Cash flows from operating activities
Loss for the year		(10,166)	(22,741)
Adjustments to reconcile net loss to cash provided by operating activities:
Gain on sale of subsidiary undertaking		-	(14,225)
Write off		9	-
Income tax credit		-	-
Financial expense		1,189	1,124
Financial income		(3,512)	-
Share-based payments		-	-
Provision for impairment of investment in subsidiaries	33	427	418
Provision for impairment on amounts due from subsidiaries		7,204	31,552
Operating cash outflow before changes in working capital		(4,849)	(3,872)
Decrease in receivables from group undertakings and other receivables		223	(100)
(Increase)/decrease in other payables		(421)	369
Net cash outflow from operating activities		(5,047)	(3,603)

Cash flows from investing activities
Proceeds from sale of investment		-	17,077
Interest paid on convertible note		(300)	(300)
Net cash received/(paid) from/to group undertakings		5,207	(12,889)
Net cash inflow from investing activities		4,907	3,888

(Decrease)/increase in cash and cash equivalents		(140)	285
Cash and cash equivalents at beginning of year		332	47
Cash and cash equivalents at end of year	35	192	332

During the year ended December 31, 2024, the Company issued 81,628,000 ‘A’ Ordinary shares settled for cash. The associated cash consideration of $7,661,000 was received by another Group entity on behalf of Trinity Biotech plc, the ultimate beneficiary. As a result, this transaction is presented within “Net cash received/(paid) from/to group undertakings” in the Company’s Statement of Cash Flows.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

31.        BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES – COMPANY

The principal accounting policies adopted by the Group in the consolidated financial statements are set out in Note 1.  These accounting policies have also been applied by the Company in the preparation of its separate financial statements.

a)    Statement of compliance
The separate financial statements of the Company (“Company financial statements”) have been prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the Irish Companies Act 2014 which permit a company, that publishes its Company and Group financial statements together, to take advantage of the exemption in Section 304 of the Companies Act, 2014 from presenting to its members its Company Statement of Operations and related notes that form part of the approved Company financial statements.

b)    Non-current assets
Non-current assets comprise investments in subsidiaries.

c)   Investments in subsidiaries
Investments in subsidiaries are shown at cost less provisions for impairment in value.

d)   Amounts due from Group undertakings
Amounts due from Group undertakings are repayable on demand and are shown in current assets net of any provisions for impairment in value.

32.        PERSONNEL EXPENSES AND AUDITORS’ REMUNERATION - COMPANY

	Company December 31, 2024 US$‘000	Company December 31, 2023 US$‘000

Wages and salaries	1,194	2,018
Social welfare costs	104	117
Pension costs	44	26
Share-based payments	931	1,601
	2,273	3,762
Less costs related to subsidiaries*	(2,130)	(3,622)
Total personnel expenses charge	143	140

* Certain key management wages and salaries costs, social welfare costs, share-based payments expense and pension costs were related to employees of Trinity Biotech Manufacturing Limited and Trinity Biotech Inc., subsidiaries of Trinity Biotech plc.

The average number of persons employed by the Company (excluding non-executive directors), all in administration, in the financial year was 1 (2023: 1).

Auditors’ remuneration – Company
The Company incurred auditors’ fees of US$107,000 in 2024 (2023: US$107,000) which were paid by a subsidiary of the Company.  These were incurred in respect of the following categories:

	2024	2023
Company	US$’000	US$’000
Audit of individual company accounts	97	97
Other assurance services	-	-
Tax advisory services	10	10
Other non-audit services	-	-

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

33.        INVESTMENT IN SUBSIDIARIES – COMPANY

The movement on investments in subsidiaries is as follows:

	Company December 31, 2024 US$‘000	Company December 31, 2023 US$‘000
Balance at January 1	4,894	6,026
Subscription for shares in new subsidiary undertaking	4,294	-
Capital contribution – share-based payments	1,316	2,069
Disposal of investment in Fitzgerald	-	(2,783)
Impairment of investments	(427)	(418)
Balance at December 31	10,077	4,894

Subscription for shares in new subsidiary undertaking
In 2024, the Company acquired two wholly owned direct subsidiaries, EpiCapture Limited and Metabolomic Diagnostics Limited, through equity investments of US$3,384,000 and US$910,000, respectively.

Capital contribution – share-based payments
The share-based payments represent additional capital contributions made to the Company’s subsidiaries to reflect the value of employee services received by these subsidiaries borne by the parent Company.

Disposal of investment in Fitzgerald
In 2023, the Company disposed of Fitzgerald Industries life sciences supply business. The carrying value of the investment was fully eliminated on disposal.

Impairment of investments in subsidiaries
The annual impairment review performed at December 31, 2024 showed that the carrying value of the Company’s investments in subsidiaries exceeded the amount that could be recovered through their use or sale and on that basis an impairment charge against the carrying value of investments amounting to US$427,000 (2023: US$418,000) has been recognised. The impairment charges in 2024 and 2023 related to the investments in the parent of our US subsidiaries, Trinity Biotech Inc.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

34.        AMOUNTS DUE FROM GROUP UNDERTAKINGS AND OTHER RECEIVABLES - COMPANY

	Company December 31, 2024 US$‘000	Company December 31, 2023 US$‘000

Amounts due from Group undertakings falling due in less than one year	23,768	17,456
Consideration owing on sale of subsidiary undertaking	-	9
Prepayments	-	222
	23,768	17,687

Amounts due from Group undertakings falling due in less than one year are shown net of provisions for impairment in value. Amounts due from Group undertakings are deemed to be repayable on demand and are therefore recorded in Current Assets.

35.        CASH AND CASH EQUIVALENTS - COMPANY

	Company December 31, 2024 US$ ‘000	Company December 31, 2023 US$ ‘000

Cash at bank	192	332

Cash relates to all cash balances which are readily available for use at year end.

36.        CONVERTIBLE NOTE - COMPANY

The movement in the 7-year convertible notes in the year ended December 31, 2024 is summarised as follows:

	December 31,2024 US$000	December 31,2023 US$000
Balance at January 1	(14,542)	(13,746)
Principal amount loaned	-	-
Loan origination costs	-	-
Equity component at date of issue	-	-
Accretion interest	(859)	(796)
Non-current liability at December 31	(15,401)	(14,542)

In May 2022, the Company announced a US$45.2 million investment from MiCo IVD Holdings, LLC. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

The convertible loan note is accounted for as a compound financial instrument containing both an equity and liability element. The debt component is accounted for at amortised cost in accordance with IFRS 9. At December 31, 2024, the carrying value of the convertible note’s debt component was US$15.4 million (2023: US$14.5 million) and accretion interest of US$0.9 million (2023: US$0.8 million) has been recognised as a financial expense in the year. The equity component of the convertible note is US$6.7 million and has been recorded in the equity section of the statement of financial position as Equity component of convertible note. There is no remeasurement of the equity element following initial recognition.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

37.         OTHER PAYABLES – COMPANY

	December 31, 2024 US$ ‘000	December 31, 2023 US$ ‘000

Amounts owed to Group undertakings	1,448	1,292
Accrued liabilities	1,540	1,577
	2,988	2,869

Amounts owed to group undertakings are unsecured and are repayable on demand.  Accrued liabilities are payable at various dates over the coming months in accordance with the suppliers’ usual and customary credit terms.

38.        DEFERRED TAX LIABILITIES - COMPANY

Deferred tax liabilities of the Company are attributable to the following:

	2024	2023
Deductible temporary differences	US$’000	US$’000

Investment in subsidiaries and interest-bearing loans to subsidiaries	-	-
Total	-	-

Unrecognised deferred tax assets
Deferred tax assets have not been recognised by the Company in respect of the following items:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Management expenses carried forward	-	-
Timing difference related to interest expenses	-	-
Total	-	-

The deferred tax assets at December 31, 2024 relating to management expenses carried forward have not been recognised due to uncertainty over recoverability. In addition, there is a temporary difference between the carrying amount of investments in subsidiaries and the base cost for tax purposes of US$8.9 million, no deferred tax asset is recognised in respect of this difference.

No deferred tax asset is recognised in 2024 or 2023 in respect of a capital loss of US$8,293,000 (2023: US$8,293,000) in Trinity Biotech plc as it was not probable that there will be future capital gains against which to offset these capital losses.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

39.        CAPITAL AND FINANCIAL RISK MANAGEMENT – COMPANY

The Company uses a range of financial instruments (including cash, convertible note and payables) to fund its operations.  These instruments are used to manage the liquidity of the Company and Group in a cost effective, low-risk manner. Working capital management is a key additional element in the effective management of overall liquidity.  The Company does not trade in financial instruments or derivatives. The main risks arising from the utilisation of these financial instruments are interest rate risk, liquidity risk and credit risk.

Effective interest rate and repricing analysis
The following table sets out all interest-earning financial assets held by the Company at December 31, indicating their effective interest rates and the period in which they re-price:

Company As at December 31, 2024 US$’000	Note	Effective interest rate	Total Gross US$’000	6 mths or less US$’000	6 – 12 mths US$’000	Impairment US$’000	Net US$’000
Cash and cash equivalents	35	0%	192	192	-	-	192
Amounts due from Group undertakings falling due within one year	34	0%-8.75%	211,041	211,041	-	(187,273)	23,768
Total			211,233	211,233	-	(187,273)	23,960

Company As at December 31, 2023 US$’000	Note	Effective interest rate	Total Gross US$’000	6 mths or less US$’000	6 – 12 mths US$’000	Impairment US$’000	Net US$’000
Cash and cash equivalents	35	0%	332	332	-	-	332
Amounts due from Group undertakings falling due within one year	34	0%-8	197,681	197,681	-	(180,225)	17,456
Total			198,013	198,013	-	(180,225)	17,778

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

39.        CAPITAL AND FINANCIAL RISK MANAGEMENT – COMPANY continued

Interest rate risk
At December 31, 2024, the Company had a convertible note of with a nominal value of US$20.0 million with a fixed interest rate of 1.5% and had cash and cash equivalents of US$192,000 (2023: US$332,000). Amounts owing by and to subsidiaries carry a variable rate of interest.

Interest rate profile of financial assets and liabilities
The interest rate profile of the financial assets and liabilities of the Company was as follows:

	December 31, 2024 US$ ‘000	December 31, 2023 US$ ‘000
Variable rate instruments
Amounts owed by Group undertakings	23,768	17,456
Amounts owed to Group undertakings	(1,448)	(1,292)
	22,320	16,164

Cash flow sensitivity analysis for variable rate instruments
An increase of 1% in interest rates at the reporting date would have the effect of decreasing the loss for the period by US$497,000. This assumes that all other variables remain constant.

The table below sets out the Company’s classification of each class of financial assets and liabilities and their fair values:

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair value
December 31, 2024
US$’000
Amounts due from Group undertakings	34	23,768	-	23,768	23,768
Cash and cash equivalents	35	192	-	192	192
Convertible note	36	-	(15,401)	(15,401)	(15,401)
Inter-company and other payables	37	-	(2,988)	(2,988)	(2,988)
		23,960	(18,389)	5,571	5,571

	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount	Fair value
December 31, 2023
US$’000
Amounts due from Group undertakings	34	17,456	-	17,456	17,456
Cash and cash equivalents	35	332	-	332	332
Convertible note	36	-	(14,542)	(14,542)	(14,542)
Inter-company and other payables	37	-	(2,869)	(2,869)	(2,869)
		17,788	(17,411)	377	377

NOTES TO THE COMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2024

39.        CAPITAL AND FINANCIAL RISK MANAGEMENT – COMPANY continued

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

As at December 31, 2024 US$’000	Note	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Convertible note	36	15,401	21,350	150	150	300	900	19,850
Inter-company and other payables	37	2,988	2,988	2,988	-	-	-	-
		18,389	24,338	3,138	150	300	900	19,850

As at December 31, 2023 US$’000	Note	Carrying amount US$’000	Contractual cash flows US$’000	6 mths or less US$’000	6 mths – 12 mths US$’000	1-2 years US$’000	2-5 years US$’000	>5 years US$’000
Financial liabilities
Convertible note	36	14,542	21,650	150	150	300	900	20,150
Inter-company and other payables	37	2,869	2,869	2,869	-	-	-	-
		17,411	24,519	3,019	150	300	900	20,150

Foreign exchange risk
The majority of the Company’s activities are transacted in US Dollars. As only a small proportion of the activities of the Company are in other currencies the level of foreign exchange risk is negligible.

Credit risk
The Company has investments in and made advances to subsidiary undertakings. The carrying amount of these investments and advances are reviewed at each balance sheet date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount (being the greater of fair value less costs to sell and value in use) is assessed and a provision made for any impairment.

The carrying amount reported in the balance sheet for cash and cash equivalents and loans to subsidiaries approximates their fair value.

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk is as follows:

	Note	Carrying value December 31, 2024 US$’000	Carrying value December 31, 2023 US$’000

Amounts due from Group undertakings	34	23,768	17,456
Cash and cash equivalents	35	192	332
		23,960	17,778

The Company is a co-guarantor of the senior secured term loan with Perceptive Advisors. The outstanding term loan balance was US$75.50 million at December 31, 2024. The term loan matures in October 2026 and the entire unpaid balance will be payable upon maturity. The term loan can be repaid, in part or in full, at a premium before the end of the four-year term.

Capital management
An analysis of the capital structure of the Group is contained in Note 27 and the same factors apply to the capital structure of the Company.

40.        RELATED PARTY TRANSACTIONS - COMPANY

The Company has related party relationships with other subsidiaries within the Group. The Company provides permanent investment capital (Note 33) and advances to certain of its subsidiary undertakings on a periodic basis with a view to them being repaid from future cash flows.  The Company’s principal subsidiaries are listed in Note 31 and the Company has balances outstanding with and, in certain cases, payable to, virtually all of these companies.  The aggregate receivable amounts are set out in Note 34.

The related party relationships of the Group with its subsidiaries, and with its directors and executive officers are set out in Note 26.

41.        BOARD APPROVAL

The Board of Directors approved and authorised for issue the financial statements in respect of the year ended December 31, 2024 on September 4, 2025.